FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Interim Statement of Financial Position

The principal components of assets and liabilities at each period are as follows:

Assets	03-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Current assets	3,463,143	3,544,325
Non-current assets	12,383,912	12,483,994

Total assets	15,847,055	16,028,319

Liabilities	03-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Current liabilities	1,255,528	1,097,593
Non-current liabilities	7,126,916	7,515,091
Non–parent participation	24,329	30,913
Net equity attributable to parent company	7,440,282	7,384,722

Total net equity and liabilities	15,847,055	16,028,319

As of March 31, 2021, total assets decreased MU.S.$ 181 compared to December 31, 2020, equivalent to a 1.13% variation. This variation was driven mainly by a decrease in mutual funds, taxes to recover and biological assets, which was partially offset by increases in other non-financial assets, current (biological assets).

In turn, total liabilities decreased by MU.S.$ 230 principally due to a decrease in bank financial liabilities for payment of debts.

The main financial and operational indicators as of the dates and periods indicated below are as follows:

Liquidity ratios	03-31-2021	12-31-2020
Current Liquidity (current assets / current liabilities)	2.76	3.23
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.81	2.10

Debt indicators	03-31-2021	12-31-2020
Debt to equity ratio (total liabilities / equity)	1.12	1.16
Short-term debt to total debt (current liabilities / total liabilities)	0.15	0.13
Long-term debt to total debt (non-current liabilities / total liabilities)	0.85	0.87

	03-31-2021	03-31-2020
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	3.38	0.45

Activity ratio	03-31-2021	12-31-2020
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.95	2.68
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.90	3.46
Inventory permanence-days ((inventories + biological assets) /cost of sales)	121.91	134.30
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	92.35	104.08

As of March 31, 2021, the short-term debt to total debt ratio represented 15% of total liabilities (13% as of December 31, 2020).

Our financial expenses coverage ratio increased from 0.45 to 3.38, mainly due to an increase in profits before taxes for the period ended March 31, 2021, compared to profit before taxes in the same period of 2020.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

b)	Interim Statement of Profit or Loss

Profit before income tax

We recorded a profit before income tax of approximately MU.S.$ 145 compared to a loss of approximately MU.S.$39 in the same period of 2020. The variation of MU.S.$ 184 is explained by the factors described in the following table:

Item	MU.S.$
Gross margin	165
Distribution and Administrative Expenses	(20)
Other income and expenses	33
Others	6

Net change in profit before income tax	184

The main indicators related to the accounts in our statements of profit or loss and the details of revenues and operation costs are as follows:

Revenues	03-31-2021 ThU.S.$	03-31-2020 ThU.S.$
Pulp	575,270	480,534
Wood	771,377	646,550
Other	56	82

Total revenues	1,346,703	1,127,166

On January 1, 2021 we discontinued the reporting of our forestry operations as a business segment, and included those operations as part of the pulp segment. This is in line with Arauco´s current reality and with the way in which the management views the progress of business. The new segments are: Pulp and wood products, which demonstrates Arauco´s focus on its end customers. For more information, see Notes 2 and 24 of the Interim Consolidates Financial Statements Report as of March 31, 2021.

Sales costs	03-31-2021 ThU.S.$	03-31-2020 ThU.S.$
Wood	229,018	190,400
Forestry work and other services	119,625	106,356
Depreciation and amortization	115,637	113,214
Other operating costs	433,494	433,590

Total sales costs	897,774	843.560

Profitability index	03-31-2021	12-31-2020
Profitability on equity	5.50	0.34
Profitability on assets	2.57	0.16
Return on operating assets	4.89	1.77

Profitability ratios	03-31-2021	03-31-2020
Income per share (U.S.$) (1)	0.8693	(0.2603)
Profit after tax (ThU.S.$) (2)	102,368	(29,706)
Gross margin (ThU.S.$)	448,929	283,606
Finance costs (ThU.S.$)	(60,993)	(71,782)

(1)	Average earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

EBITDA	03-31-2021 ThU.S.$	03-31-2020 ThU.S.$
Profit (loss)	102,368	(29,706)
Finance costs	60,993	71,782
Finance income	(6,834)	(7,207)
Income tax expense	42,644	(9,761)
EBIT	199,171	25,108
Depreciation and amortization	126,730	125,411
EBITDA	325,901	150,519
Cost at fair value of the harvest	70,813	67,024
Gain from changes in fair value of biological assets	(41,308)	(52,018)
Exchange difference	8,479	3,427
Others*	20,854	25,615
Adjusted EBITDA	384,738	194,567

*	Considers loss of forest due to fires and theft and impairment provision for industrial property, plant and equipment.

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. MARKET SITUATION

Pulp Business

During the first quarter of 2021 we saw good pulp demand in all markets, which drove price increases in every fiber and market. The specialty and P&W industries have been the strongest ones, especially in Europe. This is due to two main reasons, the closure of some paper mills in Europe, and less imported papers in Europe, US and Middle East due to logistical problems from Asian paper producers. The tissue industry remained stable but at good level, some producers haven´t been able to transfer the rapid pulp increases to their final products. The inventories of long and short fiber slightly increased between February 2021 and December 2020.

In China, pulp demand from the different industries remained at high levels, and customers have been able to increase prices of their products. In this market, during the first quarter there was a price differential between imported and local pulp, with the latter been higher than the former. This affected the competitiveness of some small and medium tissue producers that bought pulp in the local market. Prices for the long and short fiber increased consistently throughout the quarter.

In Europe, despite the mobility restrictions imposed by governments, the P&W, deco paper, and specialty industries, all found themselves with very good demand for their products, which translated into good pulp demand. The tissue industry remained stable, with demand for their products stabilizing. As in China, prices increased significantly.

The dissolving pulp market remained strong with price increases during the whole quarter. The supply of dissolving pulp increased due to swing mills that stopped producing paper grade pulp and started producing dissolving pulp. The viscose market remained strong, stabilizing at the end of the quarter.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Production during the first quarter decreased by 7% compared to the same quarter on previous year. This is mainly due to planned maintenance stoppages that took place during the quarter in our Nueva Aldea, Valdivia and Arauco (Line 1) mills.

Wood Products Business

Panels

Revenues decreased slightly when compared to the fourth quarter, mainly as a result of a 1.4% decrease in sales volume. Average prices increased 2.3%.

During the first quarter we saw an increase in prices with a very active market. This is mainly due to higher demand in construction, especially in the US, and also in home improvement and remodeling. Additionally, lower supply caused by logistic problems.

Sawn timber

During the first quarter sales volume decreased by 9.8%. Average prices increased by 25.5%.

The prices for sawn timber and remanufactured wood products continued to increase to historic levels due to higher levels of consumption in the construction, repair and remodeling sectors. This was accompanied by a strong retail channel and some supply issues.

Plywood

Sales volume increased by 13.8% during the first quarter while average prices increased by 9.1% on a quarterly basis. This is mainly explained by an increase in demand in markets such as the US, Europe and Oceania, and logistic complications causing a shortage in supply.

4. ANALYSIS OF INTERIM CASH FLOW

The main components of cash flow in each period are as follows:

	03-31-2021 ThU.S.$	03-31-2020 ThU.S.$
Positive (negative) Cash flow
Net cash flows from operating activities	404,728	(15,742)
Cash flows from (used in) financing activities:
Loan and bond obtention and payments	(224,169)	95,091
Payment of lease liabilities	(19,196)	(21.230)
Others	904	69
Cash flows from (used in) investment activities:
Purchase and sale of property, plant and equipment	(249,878)	(354,147)
Purchase and sale of biological assets	(76,289)	(64,487)
Purchase and sale of intangible assets	(2,830)	(6,084)
Additions (disposals), investments in subsidiaries, joint ventures and associates	45,734	(15,090)
Dividends received	860	3,539
Others	(1)	(596)

Positive (negative) net cash flow	(120,137)	(378,677)

Our cash flow from operating activities increased to MU.S.$ 405 for the current period (compared to MU.S.$ 16 for the same period in 2020), resulting mainly from higher revenue from customer collections and tax refund in the current period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The cash flow from financing activities shows a negative balance of MU.S.$ 242 for the current period (compared to the positive balance of MU.S.$ 74 for the same period in 2020). The decrease is attributable to repayment of bank loans of MU.S.$ 200.

Regarding the cash flow from investment activities, the balance decreased to MU.S.$ 282 (compared to MU.S.$ 437 for the same period of 2020), mainly due to lower disbursements made for the purchase of property, plant and equipment and the sale of the participation in the subsidiary Forestal Los Lagos SpA of MU.S.$ 48 in the current period.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of March 31, 2021, a ratio of fixed rate debt to total consolidated debt of approximately 94%, which we believe is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, since the risks of price fluctuation are limited/can be managed without hedging, the Company does not participate in futures trading, which allows it to maintain one of the lowest cost structures in the industry, the risks for price fluctuations are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Most of their revenues (and accordingly accounts receivable) are denominated in U.S. dollars, and and most financial liabilities are either denominated in U.S. dollars or are covered by exchange rate swaps. As a result, exposure to exchange rate fluctuations has decreased significantly.

In the Interim Consolidated Financial Statements as of March 31, 2021, a detailed analysis of the risks associated with the business of Arauco is available (see Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		03-31-2021	12-31-2020
	Note	ThU.S.$	ThU.S.$
Assets
Current Assets
Cash and cash equivalents	5-23	924,085	1,064,714
Other current financial assets	23	1,932	1,763
Other current non-financial assets	25	197,051	168,597
Trade and other current receivables	23	755,068	737,381
Accounts receivable from related companies	13	5,597	6,274
Current inventories	4	904,059	938,279
Current biological assets	20	296,070	302,710
Current tax assets	6	249,308	320,730
Total Current Assets other than assets or disposal groups classified as held for sale		3,333,170	3,540,448
Non-Current Assets or disposal groups classified as held for sale	22	125,577	3,877
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		125,577	3,877
Total Current Assets		3,458,747	3,544,325
Non-Current Assets
Other non-current financial assets	23	36,381	28,982
Other non-current non-financial assets	25	124,237	113,214
Trade and other non-current receivables	23	16,211	16,606
Investments accounted for using equity method	15-16	307,904	316,939
Intangible assets other than goodwill	19	100,321	102,090
Goodwill	17	57,387	59,567
Property, plant and equipment	7	8,366,556	8,325,304
Right of use assets	8	207,509	219,134
Non-current biological assets	20	3,166,478	3,296,117
Deferred tax assets	6	5,324	6,041
Total Non-Current Assets		12,388,308	12,483,994
Total Assets		15,847,055	16,028,319

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		03-31-2021	12-31-2020
	Note	ThU.S.$	ThU.S.$
Equity and Liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	450,351	307,136
Current lease liabilities	8-23	60,003	63,640
Trade and other current payables	23	624,431	626,504
Accounts payable to related companies	13	4,621	3,739
Other current provisions	18	381	386
Current tax liabilities	6	60,840	44,672
Current provisions for employee benefits	10	6,205	6,786
Other current non-financial liabilities	25	48,696	44,730

Total Current Liabilities other than assets included in disposal groups classified as held for sale		1,255,528	1,097,593
Total Current Liabilities		1,255,528	1,097,593
Non-Current Liabilities
Other non-current financial liabilities	23	5,345,414	5,714,728
Non-current lease liabilities	8-23	141,221	148,115
Other non-current provisions	18	30,317	30,450
Deferred tax liabilities	6	1,461,896	1,463,886
Non-current provisions for employee benefits	10	72,252	74,609
Other non-current non-financial liabilities	25	75,816	83,303
Total Non-Current Liabilities		7,126,916	7,515,091
Total Liabilities		8,382,444	8,612,684
Equity
Issued capital	3	603,618	603,618
Retained earnings		7,991,664	7,889,901
Other reserves		(1,155,000)	(1,108,797)
Equity attributable to parent company		7,440,282	7,384,722
Non-controlling interests		24,329	30,913
Total Equity		7,464,611	7,415,635
Total Equity and Liabilities		15,847,055	16,028,319

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January-March
		2021	2020
	Note	ThU.S.$	ThU.S.$
Statements of profit or loss
Revenue	9	1,346,703	1,127,166
Cost of sales	3	(897,774)	(843,560)
Gross profit		448,929	283,606
Other income	3	74,997	55,246
Distribution costs	3	(144,794)	(137,429)
Administrative expenses	3	(136,502)	(123,503)
Other expense	3	(37,478)	(50,938)
Profit from operating activities		205,152	26,982
Finance income	3	6,834	7,207
Finance costs	3	(60,993)	(71,782)
Share of profit of associates and joint ventures accounted for using equity method	3-15	2,498	1,553
Gains (losses) on exchange differences on translation		(8,479)	(3,427)
Profit before income tax		145,012	(39,467)
Income Tax	6	(42,644)	9,761
Net Profit		102,368	(29,706)

Net profit attributable to
Net profit attributable to parent company		101,908	(29,460)
Net profit attributable to non-controlling interests		460	(246)
Net Profit		102,368	(29,706)

Basic and diluted earnings per share (in U.S.$ per share)
Basic and diluted earnings per share from continuing operations		0.8693488	(0.2603401)

Basic and diluted earnings per share		0.8693488	(0.2603401)

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January-March
		2021	2020
	Note	ThU.S.$	ThU.S.$
Net profit		102,368	(29,706)
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	2,401	109
Other Comprehensive Income that will not be reclassified to profit or loss before tax		2,401	109
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(81,817)	(264,389)
Other Comprehensive Income, before tax, Exchange differences on translation		(81,817)	(264,389)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	32,918	(103,466)
Reclassification adjustments on cash flow Hedges, before tax	23	(275)	(2,797)
Other Comprehensive Income, before tax, Cash flow hedges		32,643	(106,263)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, before tax
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		1,435	(6,029)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		1,435	6,029
Other Comprehensive Income that will be reclassified to profit or loss before tax		(47,739)	(376,681)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss, before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income		(609)	(64)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss, before tax		(609)	(64)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss, before tax
Income tax relating to cash flow hedges of other comprehensive income	6	(7,052)	27,786
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(308)	1,264
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(7,360)	29,050
Other comprehensive income (loss)		(53,307)	(347,586)
Comprehensive income (loss)		49,061	(377,292)

Comprehensive Income (loss) attributable to
Comprehensive income (loss), attributable to owners of parent company		55,705	(372,445)
Comprehensive income (loss), attributable to non-controlling interests		(6,644)	(4,847)
Total comprehensive income (loss)		49,061	(377,292)

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

03-31-2021	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2021	603,618	(1,081,320)	(37,007)	(19,725)	29,255	(1,108,797)	7,889,901	7,384,722	30,913	7,415,635
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	101,908	101,908	460	102,368
Other comprehensive income, net of tax	—	(74,713)	25,591	1,792	1,127	(46,203)	—	(46,203)	(7,104)	(53,307)
Comprehensive income	—	(74,713)	25,591	1,792	1,127	(46,203)	101,908	53,705	(6,644)	49,061
Issue of equity	—	—	—	—	—	—	—	—	113	113
Dividends	—	—	—	—	—	—	—	—	(53)	(53)
Increase (decrease) from transfers and other changes	—	—	—	—	—	—	(145)	(145)	—	(145)
Changes in equity		(74,713)	25,591	1,792	1,127	(46,203)	101,763	53,560	(6,584)	48,976
Closing balance at 03-31-2021	603,618	(1,156,033)	(11,416)	(17,933)	30,382	(1,155,000)	7,991,664	7,440,282	24,329	7,464,611

03-31-2020	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2020	353,618	(902,387)	9,010	(19,511)	20,024	(892,864)	7,873,650	7,334,404	35,011	7,369,415
Increase (decrease) for changes in accounting policies	—	—	—	—	—	—	—	—	—	—
Restated opening balance	—	—	—	—	—	—	—	—	—	—
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	(29,460)	(29,460)	(246)	(29,706)
Other comprehensive income, net of tax	—	(259,789)	(78,477)	46	(4,765)	(342,985)	—	(342,985)	(4,601)	(347,586)
Comprehensive income	—	(259,789)	(78,477)	46	(4,765)	(342,985)	(29,460)	(372,445)	(4,847)	(377,292)
Dividends	—	—	—	—	—	—	—	—	(35)	(35)
Changes in equity	—	(259,789)	(78,477)	46	(4,765)	(342,985)	(29,460)	(372,445)	(4,882)	(377,327)
Closing balance at 03-31-2020	353,618	(1,162,176)	(69,467)	(19,465)	15,259	(1,235,849)	7,844,190	6,961,959	30,129	6,992,088

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	January-March
	2021	2020
	ThU.S.$	ThU.S.$

STATEMENTS OF CASH FLOWS

Cash Flows from (used in) Operating Activities

Classes of cash receipts from operating activities

Receipts from sales of goods and rendering of services	1,359,027	1,122,841
Other cash receipts from operating activities	126,778	198,106
Classes of cash payments
Payments to suppliers for goods and services	(902,799)	(962,459)
Payments to and on behalf of employees	(164,753)	(159,328)
Other cash payments from operating activities	(22,783)	(123,000)
Interest paid	(45,197)	(41,828)
Interest received	6,529	6,483
Income taxes paid	48,989	(55,469)
Other inflows (outflows) of cash, net	(1,063)	(1,088)
Net Cash flow from Operating Activities	404,728	(15,742)

Cash flows from (used in) Investing Activities
Cash flow used in obtaining control of subsidiaries and other businesses	47,988	-
Other cash payments to acquire interests in joint ventures	(2,254)	(15,090)
Proceeds from sale of property, plant and equipment	7,013	2,611
Purchase of property, plant and equipment	(256,891)	(356,758)
Purchase of intangible assets	(2,830)	(6,084)
Proceeds from sales of other long-term assets	1,672	3,060
Purchase of other non-current assets	(77,961)	(67,547)
Dividends received	860	3,539
Other inflows (outflows) of cash, net	(1)	(596)
Cash flows used Investing Activities	(282,404)	(436,865)

Cash flows from (used in) Financing Activities
Total borrowings obtained	5,000	140,000
Debt obtained in short-term	5,000	140,000
Repayments of borrowings	(229,169)	(44,909)
Payments of lease liabilities	(19,196)	(21,230)
Other outflows of cash, net	904	69
Cash flows from (used in) Financing Activities	(242,461)	73,930

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(120,137)	(378,677)
Effect of exchange rate changes on cash and cash equivalents	(20,492)	(25,877)

Net increase (decrease) of Cash and Cash Equivalents	(140,629)	(404,554)
Cash and cash equivalents, at the beginning of the period	1,064,714	1,560,012
Cash and cash equivalents, at the end of the period	924,085	1,155,458

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020 AND AS OF DECEMBER 31, 2020

NOTE 1. PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp and wood productos.

As of March 31, 2021, Arauco is controlled by Empresas Copec S.A., tax identification number 90,690,000-9, which owns 99,978048% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96,556,310-5, which owns 60,8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5,625,652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5,765,170-9.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Interim Consolidated Financial Statements

The Consolidated Financial Statements presented by Arauco are comprised by the following:

•	Interim Consolidated Statements of Financial Position as of March 31, 2021 and as of December 31, 2020.

•	Interim Consolidated Statements of Profit or Loss for the periods ended March 31, 2021 and 2020.

•	Interim Consolidated Statements of Comprehensive Income for the periods ended March 31, 2021 and 2020.

•	Interim Consolidated Statements of Changes in Equity for the periods ended March 31, 2021 and 2020.

•	Interim Consolidated Statements of Cash Flows for the periods ended March 31, 2021 and 2020.

•	Explanatory disclosures (notes)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Period Covered by the Interim Consolidated Financial Statements

Periods ended March 31, 2021 and 2020.

Date of Approval of the Interim Consolidated Financial Statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 651 on May 27 2021.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. - Inflation index-linked units of account

UTA - Annual Tax Unit

ICMS - Tax movement of inventories and services (Brazil)

ThCLP$ - Thousands of Chilean Pesos

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the wood operating segment, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The currency used to finance operations is mainly the U.S. Dollar.

The presentation currency of the consolidated financial statements is the U.S. Dollar. Figures on these interim consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a) Basis for preparation of the interim consolidated financial statements

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

The interim consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b) Critical accounting estimates and judgments

The preparation of these interim consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree. The main considerations used to calculate the valuation of forest plantations and a sensitivity analysis are presented in Note 20.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

- Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c) Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns);

(b)	exposure or rights to variable returns from involvement with the investee; and

(c)	the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the interim consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the interim consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the interim consolidated financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these interim consolidated financial statements and non-controlling interest is presented in the interim consolidated statement of financial position within equity.

The interim consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real, Mexican Pesos, Canadian Dollars, Chilean Pesos and Argentine Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d) Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Vice-presidents of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp

•	Wood products

Refer to Note 24 for detailed financial information by reportable segment.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting interim consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii)	Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the interim consolidated statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Management determines the classification of its financial assets at the time of their initial recognition.

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of Profit or Loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interests (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interests”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interests and dividends, are registered as profits or losses for the period. These instruments are held for negotiation and they are mainly acquired to be sold in the short term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as Other Current and Non-Current Financial Assets. They are subsequently valuated by determining their fair value, registering changes in value in the interim interim consolidated statements of Profit or Loss, in the items of Financial Income or Financial Costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the interim consolidated statements of profit or loss. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution costs.

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the interim consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of loans, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial Liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial Liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes Commercial Accounts Payable and Other Accounts Payable, lease liabilities, as well as the loans included in Other Current and Non-Current Financial Liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

h)	Derivative financial instruments

(i) Derivative Financial Instruments—The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives—The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting—The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges—Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges—The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the interim consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

Arauco classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the interim consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the interim consolidated statements of profit or loss.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line Other gains (losses).

Investments in associates and joint ventures are presented in the interim consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer’s previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Goodwill recognized in subsidiaries Arauco Canada Ltd. and Arauco do Brasil S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these financial statements, are translated into U.S. Dollars at the closing exchange rate.

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

The cost of the asset for right of use comprises:

-

The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial loans;

-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;

-	The initial direct costs incurred by the lessee; and

-

An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

After the initial recognition date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial loans.

After the initial recognition date, Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the Interim Consolidated Statement of Financial Position and are further disclosed in Note 8. Likewise, lease liabilities are presented in the Interim Consolidated Statement of Financial Position and further disclosed in Note 23.

IFRS 16 maintains substantially the accounting requirements of the lessor from IAS 17. Therefore, Arauco has continued to classify its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the interim statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the interim consolidated statements of profit or loss.

r)	Income taxes

The tax liabilities are recognized in the interim consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

t)	Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them. Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognise revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract. Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Revenue recognition from Rendering of Services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the interim consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

On October 28, 2019, Arauco approved to amend the Company’s by-laws in order to establish that the Ordinary Shareholders’ Meeting will be determining, on an annually basis, the dividends to be distributed, without being subject to the 30% distributable minimum indicated by Chilean Corporations Law.

For the purposes of the annual distribution of the net profits on each period, it will be responsibility of the Ordinary Shareholders’ Meeting to determine the portion of such profits that will be distributed as dividend to the shareholders. Such determination will be made by the Shareholders’ meeting without being subject to the 30% minimum established in article 79 of Law No. 18,046 (regarding Corporations), who may agree on the distribution of a smaller percentage. In any case, the Board of Directors may, under the personal responsibility of the directors participating in the respective agreement, distribute dividends out of the profits of the corresponding year, provided there are no accumulated losses.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the interim consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)	Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

y)	Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and other current payables” in the interim consolidated statements of financial position.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

z)	Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2021:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 9, IAS 39, IFRS 7, IFRS 4 y IFRS 16	Reference interest rate reform (IBOR). These amendments provide specific simplifications regarding reference rate reform.	January 1, 2021
IFRS 16	Lease concessions Provides tenants with an optional exemption from assessing whether a COVID-19-related lease is a lease amendment.	January 1, 2021

The amendments above do not have an impact on Arauco Interim Consolidated Financial Statements during its initial application period.

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 10 y IAS 28-Amendments	Asset sale or contribution between an investor and an associate or joint venture.	Indeterminate
IAS 1

Presentation of Financial Statements

Clarifies that liabilities will be classified as current or non-current depending on the rights at the end of the reporting period. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

January 1, 2023
Reference to the Conceptual Framework - Amendments to IFRS 3

Business combinations.

Minor amendments were made to IFRS 3 to update references to the conceptual framework for financial reporting and to add an exception for the recognition of liabilities and contingent liabilities.

January 1, 2022
IAS 16 Amendment

Properties, plant and equipments

Prohibits companies from deducting the proceeds from the sale of items produced while the company is preparing an asset for its intended use from the cost of property, plant and equipment.

January 1, 2022
IAS 37 Amendment	Provisions, contingent liabilities and contingent Clarifies the unavoidable costs that must be included when assessing whether an onerous contract will generate losses.	January 1, 2022
Annual Improvements to IFRS Standards 2018–2020	IFRS 9 Financial Instruments Addresses which fees should be included in the 10% test for derecognition of financial liabilities.	January 1, 2022
IFRS 16 Leases Amendment to example 13 to remove the illustration of the lessor’s payments for lease improvements.

NIIF 1: First-time Adoption of International Financial Reporting Standards

Allows entities that have valued their assets and liabilities at their book values in their parent company’s accounts to also value cumulative translation differences using the amounts reported by the parent company.

IAS 41 Agriculture Elimination of the requirement for entities to exclude tax cash flows when measuring fair value under IAS 41.
IAS 1 and IAS 8

Presentation of financial statements and accounting policies, changes in accounting estimates and errors

It introduces a consistent definition of materiality in all IFRS and the Conceptual Framework for Financial Information, and clarifies the explanation for the definition of material. It incorporates some of the guides in IAS 1 on immaterial information.

January 1, 2023

Arauco estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on Arauco’s Consolidated Financial Statements during its initial application period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

On January 1, 2021, we discontinued the reporting of our forestry operations as a business segment, and included those operations as part of the pulp segment. This is in line with Arauco’s current reality and with the way in which the management views the progress of the business. Thus, the new segments are: Pulp and and wood products, which demonstrates Arauco’s focus on its end custumers.

The comparative information in the tables in Note 24 Reportable Segments has been restated as of December 31, 2020 and March 31, 2020 due to the merger of the pulp and forestry businesses. This reformulation of the Company’s segments did not produce changes in Arauco’s Consolidated Financial Statements (Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows and Notes to the statements financial statements, except for the Note 24).

Changes to accounting estimates

As of March 31, 2021, there have been no changes in the methodologies for calculating the accounting estimates with respect to the 2020 financial year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on Issued Capital

As of September 24, 2020, a capital increase of ThU.S.$ 250,000 which amounts to 4,063,720 shares was wholly subscribed and paid-in by the shareholders.

As of March 31, 2021, the shareholders composition according to the amount of shares owned is as follows:

Shareholders	%
Empresas Copec S.A.	99.97805%
Chilur S.A.	0.02111%
Administradora Sintra Ltda.	0.00076%
AntarChile S.A.	0.00008%
100.00000%

At the date of these interim consolidated financial statements the share capital of Arauco is ThU.S.$603,618.

100% of Capital corresponds to ordinary shares.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2021	12-31-2020
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	117,223,375
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0051493 per share	ThU.S.$0.0051493 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$603,618

	03-31-2021	12-31-2020
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	117,223,375

b)	Dividends paid

As of March 31, 2021 and as of December 31, 2020, no dividends were paid.

As of March 31, 2021 according to the current dividends policy, it is not required to recognize a minimum dividend provision.

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges.

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

d)	Other items in the Consolidated Statements of Profit or Loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the periods ended March 31, 2021 and 2020 are as follows:

	January - March
	2021 ThU.S.$	2020 ThU.S.$
Classes of Other Income
Other Income, Total	74,997	55,246
Gain from changes in fair value of biological assets (note 20)	41,309	52,017
Net income from insurance compensation	8	20
Revenue from export promotion	375	276
Lease income	534	346
Gain on sales of assets	1,973	1,488
Access easement	3	—
Compensations received	7,015	1
Gain on sales of associates	20,381	—
Other operating results	3,399	1,098

Classes of Other Expenses by activity
Total of Other Expenses by activity	(37,478)	(50,938)
Legal expenses	(1,464)	(1,390)
Impairment provision for property, plant and equipment and others	(3,956)	(18,059)
Operating expenses related to staff restructuring or from plants stoppage or closed	(1,522)	(13,111)
Expenses related to projects	(5,258)	(3,550)
Loss of asset sales	(2,049)	(948)
Loss and repair of assets	(323)	(2,512)
Loss of forest due to fires	(16,898)	(5,056)
Other Taxes	(3,254)	(3,916)
Research and development expenses	(329)	(501)
Fines, readjustments and interests	(18)	(571)
Loss on sale of permanent investments	(431)	—
Loss of tax credits	(101)	—
Other expenses	(1,875)	(1,324)

Classes of financing income
Financing income, total	6,834	7,207
Financial income from mutual funds - term deposits	6,242	5,331
Financial income resulting from swap - forward instruments	39	343
Other financial income	553	1,533

Classes of financing costs
Financing costs, Total	(60,993)	(71,782)
Interest expense, Banks loans	(5,867)	(8,206)
Interest expense, Bonds	(37,824)	(43,658)
Interest expense, other financial instruments	(6,132)	(9,485)
Interest expence for right-of-use	(2,659)	(2,532)
Other financial costs	(8,511)	(7,901)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	2,498	1,553
Investments in associates	(94)	2,118
Joint ventures	2,592	(565)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these interim consolidated financial statements is presented below:

	January - March
Cost of sales (*)	2021 ThU.S.$	2020 ThU.S.$
Timber	229,018	190,400
Forestry labor costs and other services	119,625	106,356
Depreciation and amortization	103,951	98,268
Depreciation for right of use	11,686	14,946
Maintenance costs	64,479	59,284
Chemical costs	114,968	117,318
Sawmill Services	25,543	27,893
Other Raw Materials	54,366	53,274
Other Indirect costs	27,127	29,549
Energy and fuel	42,862	44,824
Cost of electricity	9,620	8,811
Staff expenses	94,529	92,637
Total	897,774	843,560

(*)

Total amount is comprised of the cost of inventory sales for ThU.S.$ 870,688 (ThU.S.$ 817,787 as of March 31, 2020) and the cost of rendering services for ThU.S.$ 27,086 (ThU.S.$ 25,773 as of March 31, 2020)

	January – March
Distribution cost	2021 ThU.S.$	2020 ThU.S.$
Selling costs	8,726	8,696
Commissions	3,594	3,110
Insurance	1,124	837
Provision for doubtful accounts	(39)	(44)
Other selling costs	4,047	4,793
Shipping and freight costs	136,068	128,733
Port services	11,708	8,619
Freights	113,097	110,343
Depreciation for right of use	572	413
Other shipping and freight costs (internment, warehousing, stowage, customs and other costs)	10,691	9,358
Total	144,794	137,429

	January – March
Administrative expenses	2021 ThU.S.$	2020 ThU.S.$
Wages and salaries	60,168	53,461
Marketing, advertising, promotion and publications expenses	2,633	3,385
Insurances	5,814	5,719
Depreciation and amortization	8,609	7,615
Depreciation for right of use	1,813	2,775
Computer services	8,652	5,301
Lease rentals (offices, other property and vehicles)	1,635	1,508
Donations, contributions, scholarships	1,889	2,599
Fees (legal and technical advisors)	8,889	9,325
Property taxes, city permits and rights	4,477	3,871
Cleaning services, security services and transportation	8,046	5,193
Third-party variable services (maneuvers, logistics)	10,342	8,196
Basic services (electricity, telephone)	2,220	1,757
Maintenance and repair	1,617	1,355
Seminars, courses, training materials	509	528
Travels, clothing and safety equipment, environmental expenses, audits and others	9,189	10,915
Total	136,502	123,503

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

e)	Auditor Fees and Number of Employees

Auditors fees	03-31-2021 ThU.S.$	03-31-2020 ThU.S.$
Audit services	496	619
Other services
Tax services	271	237
Others	26	42
TOTAL	793	898

Number of employees	N°
	17,551	18,119

NOTE 4. INVENTORIES

Components of Inventory	03-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Raw materials	86,628	83,267
Production supplies	127,643	129,065
Work in progress	58,245	64,449
Finished goods	431,495	460,419
Spare Parts	200,048	201,079
Total Inventories	904,059	938,279

Inventories recognized as cost of sales as of March 31, 2021 were ThU.S.$ 870,688 (ThU.S.$ 817,787 as of December 31, 2020).

In order to have the inventories recorded at net realizable value as of March 31, 2021, a net decrease of inventories was recognized associated with an higher provision of obsolescence of ThU.S.$ 2,398 (decrease of ThU.S.$ 6,786 as of March 31, 2020). As of March 31, 2021, the amount of obsolescence provision is ThU.S.$ 33,998 (ThU.S.$ 31,600 as of December 31, 2020).

As of March 31, 2021, there were inventory write-offs of ThU.S.$ 94 (ThU.S.$ 335 as of March 31, 2020) which are presented in the interim consolidated statements of profit or loss whithin Cost of sales.

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these interim consolidated financial statements, no inventories were pledged as security.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	03-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Cash on hand	121	99
Bank checking account balances	291,230	357,354
Time deposits	560,828	507,519
Mutual funds	71,906	199,742
Total	924,085	1,064,714

The risk classification of the Company’s mutual funds as of March 31, 2021 and as of December 31, 2020 is shown below.

	03-31-2021 ThU.S.$	12-31-2020 ThU.S.$
AAAfm	16,877	137,534
No classification	55,029	62,208
Total Mutual Funds	71,906	199,742

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Changes in Financial Liabilities

		03-31-2021
		Borrowings from banks	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	1,274,260	39,660	4,707,944	6,021,864
Cash flows	(+) Borrowings obtained	5,000	—	—	5,000
	(-) Borrowings paid	(229,051)	—	(118)	(229,169)
	(-) Interest paid	(3,687)	(1,441)	(37,622)	(42,750)
	(+) Accrued interest	4,839	427	50,789	56,055
	(+/-) Inflation adjustment	(24,339)	—	(4,668)	(29,007)
	(+/-) Changes in fair value	—	10,130	—	10,130
	(+/-) Other non-cash movements	1,645	—	1,997	3,642
	Closing balance	1,028,667	48,776	4,718,322	5,795,765

		12-31-2020
		Borrowings from banks	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	947,022	134,275	4,831,743	5,913,040
Cash flows	(+) Borrowings obtained	412,077	—	—	412,077
	(-) Borrowings paid	(257,551)	(37,127)	(225,796)	(520,474)
	(-) Commissions paid	(9,113)	—	—	(9,113)
	(-) Interest paid	(29,515)	(32,189)	(194,512)	(256,216)
	(+) Accrued interest	26,174	33,613	204,678	264,465
	(+/-) Inflation adjustment	51,510	—	83,809	135,319
	(+/-) Changes in fair value	—	(58,898)	—	(58,898)
	(+/-) Other non-cash movements	133,656	(14)	8,022	141,664
	Closing balance	1,274,260	39,660	4,707,944	6,021,864

		Lease liabilities
		03-31-2021	12-31-2020
		ThU.S.$	ThU.S.$
	Opening balance January 1	211,755	271,025
Cash flows	(-) Borrowings paid	(19,196)	(75,233)
	(-) Interest paid	(2,447)	(9,428)
	(+) Accrued interest	2,286	10,021
	(+/-) Inflation adjustment	(3,284)	4,494
	(+) Increase due to new leases liabilities	4,471	16,660
	(+/-) Other movements	7,639	(5,784)
	Closing balance	201,224	211,755

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 30% in Argentina and Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax).

On December 29, 2017, Law No. 27,430 was published in the Official Gazette of Argentina, which amended several articles of the Income Tax Act. The most relevant amendments include the reduction of the federal income tax rate from 35% to 30% by 2018 and 2019 fiscal years, and 25% by 2020. Law 27,541 suspended the withdrawal for the year 2020, so the tax rate for this fiscal year is 30%.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	03-31-2021	12-31-2020
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	4,988	5,042
Deferred tax Assets relating to Accrued Liabilities	7,318	8,107
Deferred tax Assets relating to Post-Employment benefits	21,264	22,026
Deferred tax Assets relating to Property, Plant and equipment	24,323	24,397
Deferred tax Assets relating to Impairment provision	9,859	14,193
Deferred tax Assets relating to Financial Instruments	71,127	79,765
Deferred tax Assets relating to Tax Loss Carryforward	176,869	126,405
Deferred tax Assets relating to Inventories	8,335	7,964
Deferred tax Assets relating to Provisions for Income	18,033	7,905
Deferred tax Assets relating to Allowance for Doubtful Accounts	1,772	2,427
Deferred tax Assets relating to Intangible revaluation	3,172	3,713
Deferred tax Assets relating to tax credits	19,703	20,898
Deferred tax Assets relating to Other Deductible Temporary Differences	29,124	20,018
Total Deferred Tax Assets	395,887	342,860

Offsetting presentation	(390,563)	(336,819)

Net Effect	5,324	6,041

Certain subsidiaries of Arauco mainly in Chile, Brazil, Argentina and USA, as of the date of these interim consolidated financial statements, present tax losses for which we record as deferred tax assets, given our the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$ 792,445 (ThU.S.$ 622,621 at December 31, 2020).

In addition, as of the closing date of these interim consolidated financial statements there are ThU.S.$ 146,858 (ThU.S.$ 152,898 at December 31, 2020) of non-recoverable tax losses from subsidiaries in USA and from joint operations, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	03-31-2021	12-31-2020
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	1,065,714	1,020,282
Deferred tax Liabilities relating to Financial Instruments	25,922	26,755
Deferred tax Liabilities relating to Biological Assets	644,351	644,348
Deferred tax Liabilities relating to Inventory	33,942	32,567
Deferred tax Liabilities relating to Prepaid Expenses	44,378	42,319
Deferred tax Liabilities relating to Intangible	13,960	14,826
Deferred tax Liabilities relating to Other Taxable Temporary Differences	24,192	19,608
Total Deferred Tax Liabilities	1,852,459	1,800,705

Offsetting presentation	(390,563)	(336,819)

Net Effect	1,461,896	1,463,886

The effect of this period in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 7,052 as of March 31, 2021 (credit of ThU.S.$ 27,786 as of March 31, 2020), which is presented net in Reserves for Cash Flow Hedges in the interim Consolidated Statement of Changes in Equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

	Opening Balance 01-01-2020	Deferred tax Income (Expenses)	Deferred tax of items charged to other comprehensive Income	Decrease through loss of control in subsidiary	Increase (decrease) Net exchange differences	Closing balance 03-31-2021
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	5,042	75	—	—	(129)	4,988
Deferred tax Assets relating to Accrued Liabilities	8,107	(769)	—	(24)	4	7,318
Deferred tax Assets relating to Post-Employment benefits	22,026	(93)	(609)	(56)	(4)	21,264
Deferred tax Assets relating to Property, Plant and equipment	24,397	(74)	—	—	—	24,323
Deferred tax Assets relating to Impairment provision	14,193	(2,775)	—	—	(1,559)	9,859
Deferred tax Assets relating to Financial Instruments	79,765	(1,171)	(7,045)	—	(422)	71,127
Deferred tax Assets relating to Tax Loss Carryforward	126,405	53,070	—	(207)	(2,399)	176,869
Deferred tax Assets relating to Inventories	7,964	389	—	—	(18)	8,335
Deferred tax Assets relating to Provisions for Income	7,905	10,116	—	—	12	18,033
Deferred tax Assets relating to Allowance for Doubtful Accounts	2,427	(650)	—	—	(5)	1,772
Deferred tax Assets relating to Intangible revaluation	3,713	(243)	—	—	(298)	3,172
Deferred tax Assets relating to tax credits	20,898	(1,195)	—	—	—	19,703
Deferred tax Assets relating to Other Deductible Temporary Differences	20,018	10,871	—	—	(1,769)	29,124
Total Deferred Tax Assets	342,860	67,551	(7,654)	(283)	(6,587)	395,887

	Opening Balance 01-01-2021	Deferred tax (Income) Expenses	Deferred tax of items charged to other comprehensive income	Decrease through loss of control in subsidiary	Increase (decrease) Net exchange differences	Closing balance 03-31-2021
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	1,020,282	50,060	—	(121)	(4,507)	1,065,714
Deferred tax Liabilities relating to Financial Instruments	26,755	(839)	7	—	(1)	25,922
Deferred tax Liabilities relating to Biological Assets	644,348	8,837	—	(2,946)	(5,888)	644,351
Deferred tax Liabilities relating to Inventory	32,567	2,753	—	(1,395)	17	33,942
Deferred tax Liabilities relating to Prepaid Expenses	42,319	2,063	—	—	(4)	44,378
Deferred tax Liabilities relating to Intangible	14,826	(292)	—	—	(574)	13,960
Deferred tax Liabilities relating to Other Taxable Temporary Differences	19,608	6,456	—	(179)	(1,693)	24,192
Total Deferred Tax Liabilities	1,800,705	69,038	7	(4,641)	(12,650)	1,852,459

	Opening Balance 01-01-2020	Deferred tax Income (Expenses)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2020
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	5,749	(267)	—	(440)	5,042
Deferred tax Assets relating to Accrued Liabilities	7,182	937	—	(12)	8,107
Deferred tax Assets relating to Post-Employment benefits	20,378	1,598	68	(18)	22,026
Deferred tax Assets relating to Property, Plant and equipment	16,609	7,788	—	—	24,397
Deferred tax Assets relating to Impairment provision	20,169	(4,598)	—	(1,378)	14,193
Deferred tax Assets relating to Financial Instruments	68,390	(1,641)	13,685	(669)	79,765
Deferred tax Assets relating to Tax Loss Carryforward	133,221	2,605	—	(9,421)	126,405
Deferred tax Assets relating to Inventories	12,460	(4,363)	—	(133)	7,964
Deferred tax Assets relating to Provisions for Income	6,631	1,295	—	(21)	7,905
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,349	(1,545)	—	(377)	2,427
Deferred tax Assets relating to Intangible revaluation	6,044	(1,042)	—	(1,289)	3,713
Deferred tax Assets relating to tax credits	19,460	1,438	—	—	20,898
Deferred tax Assets relating to Other Deductible Temporary Differences	16,161	5,096	—	(1,239)	20,018
Total Deferred Tax Assets	336,803	7,301	13,753	(14,997)	342,860

	Opening Balance 01-01-2020	Deferred tax Income (Expenses)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2020
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	900,415	128,933	—	(9,066)	1,020,282
Deferred tax Liabilities relating to Financial Instruments	25,630	986	139	—	26,755
Deferred tax Liabilities relating to Biological Assets	642,221	20,239	—	(18,112)	644,348
Deferred tax Liabilities relating to Inventory	38,251	(5,711)	—	27	32,567
Deferred tax Liabilities relating to Prepaid Expenses	41,338	989	—	(8)	42,319
Deferred tax Liabilities relating to Intangible	17,942	(1,118)	—	(1,998)	14,826
Deferred tax Liabilities relating to Other Taxable Temporary Differences	25,126	(2,846)	—	(2,672)	19,608
Total Deferred Tax Liabilities	1,690,923	141,472	139	(31,829)	1,800,705

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	03-31-2021		12-31-2020
	Deductible	Taxable	Deductible	Taxable
	Difference	Difference	Difference	Difference
Detail of classes of Deferred Tax Temporary Differences	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	219,018	—	216,455	—
Deferred Tax Assets—Tax loss carryforward	176,869	—	126,405	—
Deferred Tax Liabilities	—	1,852,459	—	1,800,705
Total	395,887	1,852,459	342,860	1,800,705

	January - March
	2021	2020
Detail of Temporary Difference Income and Loss Amounts	ThU.S.$	ThU.S.$
Deferred Tax Assets	14,481	7,905
Deferred Tax Assets—Tax loss carryforward	53,070	9,694
Deferred Tax Liabilities	(69,038)	(20,809)
Total	(1,487)	(3,210)

Income Tax Expense

Income tax expense consists of the following:

	January – March
Income Tax composition	2021	2020
	ThU.S.$	ThU.S.$
Current income tax expense	(40,416)	13,662
Prior period current income tax adjustments	(216)	(4)
Other current benefit tax (expenses)	(525)	(687)
Current Tax Expense, Net	(41,157)	12,971
Deferred tax expense relating to origination and reversal of temporary differences	(54,557)	(12,904)
Tax benefit arising from tax credits used to reduce deferred tax expense	53,070	9,694
Total deferred Tax benefit (expense), Net	(1,487)	(3,210)
Income Tax benefit (expense), Total	(42,644)	9,761

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at March 31, 2021 and 2020:

	January – March
	2021	2020
	ThU.S.$	ThU.S.$
Foreign current income tax expense	(19,857)	22,015
Domestic current income tax expense	(21,300)	(9,044)
Total current income tax expense	(41,157)	12,971
Foreign deferred tax benefit (expense)	(5,183)	(26,482)
Domestic deferred tax benefit (expense)	3,696	23,272
Total deferred tax benefit (expense)	(1,487)	(3,210)
Total income tax benefit (expense)	(42,644)	9,761

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - March
	2021	2020
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	27.0%
Tax Expense at statutory tax rate	(39,153)	10,656
Tax effect of foreign tax rates	(2,803)	(181)
Tax effect of revenues exempt from taxation	7,846	806
Tax effect of not deductible expenses	(9,362)	(15,247)
Tax rate effect of previously unrecognized tax loss	—	14,393
Tax effect of a new evaluation of deferred tax assets	1,153	(374)
Tax Effect of tax provided in excess in prior periods	(216)	(4)
Other tax rate effects	(109)	(288)
Total adjustments to tax expense at applicable tax rate	(3,491)	(895)
Tax benefit (expense) at effective tax rate	(42,644)	9,761

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

Current tax Assets	03-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Monthly Provisional Payments (MPP)	17,458	17,540
Income tax receivable	232,514	298,093
Fixed assets tax credits	10	10
Provision tax income	(1,983)	(928)
Other tax receivables	1,309	6,015
Total	249,308	320,730

Current tax Liabilities	03-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Provision tax income (First category)	118,162	81,368
Monthly Provisional Payments (MPP)	(56,567)	(43,232)
Other tax payables	(755)	6,536
Total	60,840	44,672

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment, Net	03-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Construction work in progress	2,095,470	1,944,578
Land	878,050	930,372
Buildings	2,234,912	2,248,784
Plant and equipment	2,987,057	3,026,136
Information technology equipment	25,542	26,166
Fixtures and fittings	14,849	16,627
Motor vehicles	14,052	15,055
Other property, plant and equipment	116,624	117,586
Total Net	8,366,556	8,325,304

Property, Plant and Equipment, Gross
Construction work in progress	2,095,470	1,944,578
Land	878,050	930,372
Buildings	4,434,088	4,420,293
Plant and equipment	7,001,155	7,027,942
Information technology equipment	103,200	102,632
Fixtures and fittings	48,931	50,209
Motor vehicles	58,604	59,515
Other property, plant and equipment	133,615	135,199
Total Gross	14,753,113	14,670,740

Accumulated depreciation and impairment
Buildings	(2,199,176)	(2,171,509)
Plant and equipment	(4,014,098)	(4,001,806)
Information technology equipment	(77,658)	(76,466)
Fixtures and fittings	(34,082)	(33,582)
Motor vehicles	(44,552)	(44,460)
Other property, plant and equipment	(16,991)	(17,613)
Total	(6,386,557)	(6,345,436)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of March 31, 2021, there are no significant assets pledged as collateral to be disclosed in these interim consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	03-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	618,772	542,230

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of March 31, 2021 and as of December 31, 2020:

	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
Reconciliation of Property, Plant and Equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2021	1,944,578	930,372	2,248,784	3,026,136	26,166	16,627	15,055	117,586	8,325,304
Changes
Additions	224,554	—	690	1,716	37	61	21	1,054	228,133
Disposals	—	(2)	(420)	(10,755)	(167)	—	(126)	(203)	(11,673)
Withdrawals	(751)	—	—	(71)	—	—	(10)	(1,269)	(2,101)
Depreciation	—	—	(35,077)	(71,763)	(1,569)	(789)	(923)	(294)	(110,415)
Impairment loss recognized in profit or loss	—	—	(1,019)	11,380	(21)	—	(5)	—	10,335
Increase (decrease) through net exchange differences	(2,087)	(9,484)	(6,482)	(14,654)	(62)	(108)	(97)	(694)	(33,668)
Reclassification of assets held for sale	—	(26,516)	(333)	—	—	—	—	—	(26,849)
Increase (decrease) through transfers from construction in progress	(70,824)	—	28,816	41,204	1,158	(935)	137	444	—
Reclassification from lease to Property, plant and equipment	—	—	—	5,077	—	—	—	—	5,077
Decrease due to loss of control in subsidiary	—	(16,320)	(47)	(1,213)	—	(7)	—	—	(17,587)
Total changes	150,892	(52,322)	(13,872)	(39,079)	(624)	(1,778)	(1,003)	(962)	41,252
Closing balance 03-31-2021	2,095,470	878,050	2,234,912	2,987,057	25,542	14,849	14,052	116,624	8,366,556

Reconciliation of Property, Plant and Equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2020	1,128,431	971,061	2,247,996	3,139,761	20,906	13,421	14,922	111,685	7,648,183
Changes
Additions	1,258,602	3,449	5,149	38,618	906	1,602	1,553	12,839	1,322,718
Disposals	—	(14,957)	(545)	(8,323)	(5)	(1)	(197)	(1,583)	(25,611)
Withdrawals	(418)	(782)	(1,540)	(3,986)	(97)	(30)	(6)	(46)	(6,905)
Depreciation	—	—	(139,971)	(286,740)	(6,572)	(3,009)	(4,325)	(1,149)	(441,766)
Impairment loss recognized in profit or loss	—	—	(22,176)	(36,032)	(480)	—	(107)	—	(58,795)
Increase (decrease) through net exchange differences	(4,102)	(28,405)	(21,954)	(55,349)	(288)	(190)	(309)	(4,709)	(115,306)
Increase (decrease) through transfers from construction in progress	(437,935)	6	181,825	235,776	11,796	4,834	3,149	549	—
Reclassification from lease to Property, plant and equipment	—	—	—	2,411	—	—	375	—	2,786
Total changes	816,147	(40,689)	788	(113,625)	5,260	3,206	133	5,901	677,121
Closing balance 12-31-2020	1,944,578	930,372	2,248,784	3,026,136	26,166	16,627	15,055	117,586	8,325,304

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending March 31, 2021 and 2020 is as follows:

	January - March
	2021	2020
Depreciation for the year	ThU.S.$	ThU.S.$
Cost of sales	103,951	98,268
Administrative expenses	4,584	4,086
Other expenses	99	1,394
Total	108,634	103,748

Depreciation charged to profit or loss statement differs from the movement of the period for Property, Plant and Equipment. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains in Inventories. Furthermore, this deviation is also affected by the conversion differences corresponding to companies that use a functional currency other than U.S. dollars.

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months from January 1, 2019 and for leases in which the underlying asset is of low value ThU.S.$ 5.

Lease liabilities and their maturity are presented in Notes 11 and 23.

Right of use assets

	03-31-2021	12-31-2020
	ThU.S.$	ThU.S.$

Property, Plant and Equipment by right of use, Net
Land	69,183	60,761
Buildings	16,599	19,954
Plant and equipment	22,201	24,035
Information technology equipment	291	380
Fixtures and fittings	569	698
Motor vehicles	83,167	92,951
Other property, plant and equipment	15,499	20,355
Total Net	207,509	219,134

Property, Plant and Equipment by right of use, Gross
Land	84,245	74,047
Buildings	28,249	30,443
Plant and equipment	35,088	67,662
Information technology equipment	743	798
Fixtures and fittings	1,636	1,636
Motor vehicles	168,698	168,808
Other property, plant and equipment	20,556	21,574
Total Gross	339,215	364,968

Accumulated depreciation and impairment by right of use
Land	(15,062)	(13,286)
Buildings	(11,650)	(10,489)
Plant and equipment	(12,887)	(43,627)
Information technology equipment	(452)	(418)
Fixtures and fittings	(1,067)	(938)
Motor vehicles	(85,531)	(75,857)
Other property, plant and equipment	(5,057)	(1,219)
Total	(131,706)	(145,834)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment by Right of Use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of March 31, 2021 and as of December 31, 2020:

Reconciliation of Property, Plant and Equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2021	60,761	19,954	24,035	380	698	92,951	20,355	219,134
Changes
Additions	2,497	187	1,577	—	—	210	—	4,471
Withdrawals	—	—	—	—	—	(35)	—	(35)
Depreciation	(2,048)	(1,239)	(2,754)	(65)	(129)	(9,852)	(543)	(16,630)
Increase (decrease) through net exchange differences	7,973	(321)	(178)	(12)	—	(46)	—	7,416
Increase (decrease) through others	—	—	—	—	—	—	(5,077)	(5,077)
Reclassification from lease to Property, plant and equipment	—	(1,982)	(479)	(12)	—	(61)	764	(1,770)
Total changes	8,422	(3,355)	(1,834)	(89)	(129)	(9,784)	(4,856)	(11,625)
Closing balance 12-31-2021	69,183	16,599	22,201	291	569	83,167	15,499	207,509

Reconciliation of Property, Plant and Equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2020	67,804	25,940	44,753	574	1,138	126,587	17,583	284,379
Changes
Additions	5,443	1,601	—	203	—	5,663	3,750	16,660
Withdrawals	(474)	(33)	(5,087)	—	—	(862)	(435)	(6,891)
Depreciation	(7,032)	(6,224)	(17,455)	(270)	(481)	(38,885)	(2,802)	(73,149)
Increase (decrease) through net exchange differences	(4,980)	200	540	(63)	41	(297)	—	(4,559)
Increase (decrease) through others	—	(1,530)	1,284	(64)	—	745	5,045	5,480
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(2,786)	(2,786)
Total changes	(7,043)	(5,986)	(20,718)	(194)	(440)	(33,636)	2,772	(65,245)
Closing balance 12-31-2020	60,761	19,954	24,035	380	698	92,951	20,355	219,134

The depreciation expense for the period ending March 31, 2021 and 2020 Property, Plant and Equipment by right of use is as follows:

	January - March
Depreciation for the period	2021 ThU.S.$	2020 ThU.S.$
Cost of sales	11,686	14,946
Distribution costs	572	413
Administrative expenses	1,813	2,775
Total	14,071	18,134

Depreciation charged to profit or loss statement differs from the movement of the period for Property, Plant and Equipment for right of use. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains in the Inventories. Furthermore, this deviation is also affected by the conversion differences of the companies with a functional currency other than U.S. dollars.

Additionally, Arauco has recognized directly in the interim consolidated statement of profit or loss, the following leases excluded from Right of use assets:

	January – March
	2021 ThU.S.$	2020 ThU.S.$
Expenses from payments of variable leases	36,375	32,048
Expenses from low value leases	852	1,371
Expenses from short-term leases	8,303	15,856
Total	45,530	49,275

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

IFRS 16 substantially maintains the accounting requirements of the lessor of IAS 17. Consequently, Arauco has continued to classify its leases as operating or financial.

Reconciliation of Financial Lease Minimum Payments:

	03-31-2021
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	112	11	101
Between one and five years	5	—	5
More than five years	—	—	—
Total	117	11	106

	12-31-2020
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	121	12	109
Between one and five years	26	—	26
More than five years	—	—	—
Total	147	12	135

Financial lease receivables are presented in the interim consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - March
Classes of revenue	2021 ThU.S.$	2020 ThU.S.$
Revenue from sales of goods	1,323,966	1,107,035
Revenue from rendering of services	22,737	20,131
Total	1,346,703	1,127,166

The reportable segments revenues by business area and by geographical area are presented in Note 24.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - March
	2021 ThU.S.$	2020 ThU.S.$
Employee expenses	165,034	152,709
Wages and salaries	159,610	149,050
Severance indemnities	5,424	3,659

	03-31-2021	12-31-2020
Discount rate	1.81%	1.81%
Inflation	3.40%	3.00%
Annual rate of wage growth	5.22%	5.22%
Mortality rate (1)	RV-2014	RV-2014

(1)

For the purposes of determining the technical reserves, Chilean annuity providers are required by law to utilize the mortality tables specified by the CMF (Chilean Commission for the Financial Market). The most recent table is the RV-2014, which is based on Chilean pensioner experience from 2006-2013 (SP & SVS, 2013). The mortality tables distinguish between males and females.

Sensitivities to assumptions	ThU.S.$
Discount rate
Increase in 100 bps	(6,211)
Decrease in 100 bps	6,398
Wage growth rates
Increase in 100 bps	5,936
Decrease in 100 bps	(5,481)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of March 31, 2021 and as of December 31, 2020:

	03-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Current	6,205	6,786
Non-current	72,252	74,609
Total	78,457	81,395

Reconciliation of the present value of severance indemnities obligations	03-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Opening balance	81,395	75,429
Current service cost	1,508	6,298
Interest cost	959	3,802
(Gains) losses from changes in actuarial assumptions	(2,300)	159
Actuarial gains and losses arising from experience	44	124
Benefits paid	(1,553)	(8,323)
Decrease due to sale of subsidiary	(393)	—
Increase (decrease) for foreign currency exchange rates changes	(1,203)	3,906
Closing balance	78,457	81,395

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

March 31, 2021	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Assets
Current Assets
Cash and Cash Equivalents	481,057	4,227	141,512	68,749	30,519	5,795	192,226	—	924,085
Other current financial assets	1,932	—	—	—	—	—	—	—	1,932
Other current non-financial assets	51,243	102	21,103	10,983	735	5,765	107,120	—	197,051
Trade and other current receivables	567,716	4,350	35,305	17,569	34,841	5,509	86,886	2,892	755,068
Accounts receivable due from related companies	—	—	—	—	—	—	5,597	—	5,597
Current Inventories	812,462	—	64,884	—	26,670	—	43	—	904,059
Current biological assets	243,813	—	52,257	—	—	—	—	—	296,070
Current tax assets	33,415	—	1,656	—	814	400	213,023	—	249,308
Non-current assets or disposal groups classified as held for sale	2,191,638	8,679	316,717	97,301	93,579	17,469	604,895	2,892	3,333,170
Non-current assets or disposal groups classified as held for sale	125,517	—	14	—	46	—	—	—	125,577

Total Current Assets	2,317,155	8,679	316,731	97,301	93,625	17,469	604,895	2,892	3,458,747

Non-Current Assets
Other non-current financial assets	36,381	—	—	—	—	—	—	—	36,381
Other non-current non-financial assets	3,724	—	20,081	346	760	18	99,308	—	124,237
Trade and other non-current receivables	13,420	—	10	—	—	—	2,781	—	16,211
Investments accounted for using equity method	78,177	180,477	26,357	—	—	—	22,893	—	307,904
Intangible assets other than goodwill	92,112	—	1,521	—	578	—	6,110	—	100,321
Goodwill	41,555	—	15,832	—	—	—	—	—	57,387
Property, plant and equipment	7,910,977	—	325,994	—	129,195	—	390	—	8,366,556
Right of use assets	173,743	—	33,766	—	—	—	—	—	207,509
Non-current biological assets	2,937,538	—	228,940	—	—	—	—	—	3,166,478
Deferred tax assets	4,896	—	—	—	428	—	—	—	5,324

Total Non-Current Assets	11,292,523	180,477	652,501	346	130,961	18	131,482	—	12,388,308

Total Assets	13,609,678	189,156	969,232	97,647	224,586	17,487	736,377	2,892	15,847,055

March 31, 2021	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	364,050	32,652	696	—	—	—	—	52,953	450,351
Current lease liabilities	11,608	63	4,238	—	845	147	31,499	11,603	60,003
Trade and other current payables	154,193	10,338	75,747	10,796	25,352	6,307	305,020	36,678	624,431
Accounts payable to related companies	246	—	—	—	—	—	4,375	—	4,621
Other current provisions	381	—	—	—	—	—	—	—	381
Current tax liabilities	417	2,349	3,631	4,918	713	22	48,790	—	60,840
Current provisions for employee benefits	—	—	—	—	—	—	6,205	—	6,205
Other current non-financial liabilities	8,052	52	23,483	3,667	3,019	384	10,039	—	48,696

Total Liabilities, current	538,947	45,454	107,795	19,381	29,929	6,860	405,928	101,234	1,255,528

Non-Current Liabilities
Other non-current financial liabilities	3,727,411	476,156	532	—	—	—	—	1,141,315	5,345,414
Non-current lease liabilities	69,002	218	20,603	—	4,942	170	36,039	10,247	141,221
Other non-current provisions	—	—	4,288	26,029	—	—	—	—	30,317
Deferred tax liabilities	1,389,876	—	65,991	—	6,029	—	—	—	1,461,896
Non-current provisions for employee benefits	—	—	—	—	1,108	—	71,144	—	72,252
Other non-current non-financial liabilities	35	—	75,761	13	—	—	7	—	75,816

Total non-current liabilities	5,186,324	476,374	167,175	26,042	12,079	170	107,190	1,151,562	7,126,916

									—

Total Liabilities	5,725,271	521,828	274,970	45,423	42,008	7,030	513,118	1,252,796	8,382,444

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2020	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Assets
Current Assets
Cash and Cash Equivalents	773,822	3,891	127,459	62,149	43,049	5,334	49,010	—	1,064,714
Other current financial assets	1,763	—	—	—	—	—	—	—	1,763
Other current non-financial assets	19,802	92	28,253	5,886	572	6,147	107,845	—	168,597
Trade and other current receivables	542,296	10,448	38,362	9,757	30,856	5,999	96,847	2,816	737,381
Accounts receivable due from related companies	369	—	829	—	—	—	5,076	—	6,274
Current Inventories	847,161	—	63,935	—	27,183	—	—	—	938,279
Current biological assets	246,637	—	56,073	—	—	—	—	—	302,710
Current tax assets	29,069	752	2,384	1,732	3,471	667	282,655	—	320,730
Non-current assets or disposal groups classified as held for sale	2,460,919	15,183	317,295	79,524	105,131	18,147	541,433	2,816	3,540,448
Non-current assets or disposal groups classified as held for sale	3,815	—	15	—	47	—	—	—	3,877

Total Current Assets	2,464,734	15,183	317,310	79,524	105,178	18,147	541,433	2,816	3,544,325

Non-Current Assets
Other non-current financial assets	28,982	—	—	—	—	—	—	—	28,982
Other non-current non-financial assets	1,739	—	17,346	431	692	102	92,904	—	113,214
Trade and other non-current receivables	13,637	—	40	—	—	—	2,859	70	16,606
Investments accounted for using equity method	78,108	184,191	32,402	—	—	—	22,238	—	316,939
Intangible assets other than goodwill	95,231	—	1,675	—	22	—	5,162	—	102,090
Goodwill	42,210	—	17,357	—	—	—	—	—	59,567
Property, plant and equipment	7,838,893	—	349,877	—	136,188	—	346	—	8,325,304
Right of use assets	190,252	—	28,882	—	—	—	—	—	219,134
Non-current biological assets	3,038,157	—	257,960	—	—	—	—	—	3,296,117
Deferred tax assets	4,449	—	1,168	—	424	—	—	—	6,041

Total Non-Current Assets	11,331,658	184,191	706,707	431	137,326	102	123,509	70	12,483,994

Total Assets	13,796,392	199,374	1,024,017	79,955	242,504	18,249	664,942	2,886	16,028,319

December 31, 2020	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	230,230	32,697	753	—	—	—	—	43,456	307,136
Current lease liabilities	13,687	84	3,292	—	426	148	32,554	13,449	63,640
Trade and other current payables	153,860	11,924	80,607	11,336	26,400	7,485	298,908	35,984	626,504
Accounts payable to related companies	236	—	—	—	—	—	3,503	—	3,739
Other current provisions	386	—	—	—	—	—	—	—	386
Current tax liabilities	152	—	5,298	—	190	24	39,008	—	44,672
Current provisions for employee benefits	—	—	—	—	—	—	6,786	—	6,786
Other current non-financial liabilities	6,616	58	25,726	4,118	2,382	1,319	4,511	—	44,730

Total Liabilities, current	405,167	44,763	115,676	15,454	29,398	8,976	385,270	92,889	1,097,593

Non-Current Liabilities
Other non-current financial liabilities	4,070,126	498,484	657	—	—	—	—	1,145,461	5,714,728
Non-current lease liabilities	74,135	230	14,833	—	218	171	44,604	13,924	148,115
Other non-current provisions	—	—	4,238	26,212	—	—	—	—	30,450
Deferred tax liabilities	1,388,713	—	68,788	—	6,385	—	—	—	1,463,886
Non-current provisions for employee benefits	—	—	—	—	1,069	—	73,540	—	74,609
Other non-current non-financial liabilities	29	—	83,249	14	—	—	11	—	83,303

Total non-current liabilities	5,533,003	498,714	171,765	26,226	7,672	171	118,155	1,159,385	7,515,091

Total Liabilities	5,938,170	543,477	287,441	41,680	37,070	9,147	503,425	1,252,274	8,612,684

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2021			12-31-2020
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	921,849	333,679	1,255,528	765,176	332,417	1,097,593

Other current financial liabilities	190,426	259,925	450,351	63,605	243,531	307,136
U.S Dollar	150,334	213,716	364,050	63,509	166,721	230,230
Euros	-	32,652	32,652	-	32,697	32,697
Brazilian Real	96	600	696	96	657	753
U.F.	39,996	12,957	52,953	-	43,456	43,456

Bank Loans	112,634	107,570	220,204	30,774	184,660	215,434
U.S Dollar	112,538	74,318	186,856	30,678	151,306	181,984
Euros	-	32,652	32,652	-	32,697	32,697
Brazilian Real	96	600	696	96	657	753

Other Loans	77,792	152,355	230,147	32,831	58,871	91,702
U.S Dollar	37,796	139,398	177,194	32,831	15,415	48,246
U.F.	39,996	12,957	52,953	-	43,456	43,456

Current lease liabilities	16,266	43,737	60,003	18,631	45,009	63,640
U.S Dollar	3,193	8,415	11,608	4,675	9,012	13,687
Euros	24	39	63	23	61	84
Brazilian Real	1.058	3,180	4,238	823	2,469	3,292
Mexican Pesos	451	394	845	293	133	426
Other currencies	36	111	147	37	111	148
Chilean Pesos	8,093	23,406	31,499	8,578	23,976	32,554
U.F.	3,411	8,192	11,603	4,202	9,247	13,449

Trade and other current payables	597,728	26,703	624,431	585,428	41,076	626,504
U.S Dollar	154,193	-	154,193	153,856	4	153,860
Euros	10,338	-	10,338	11,924	-	11,924
Brazilian Real	49,123	26,624	75,747	39,596	41,011	80,607
Argentine Pesos	10,796	-	10,796	11,336	-	11,336
Mexican Pesos	25,273	79	25,352	26,339	61	26,400
Other currencies	6,307	-	6,307	7,485	-	7,485
Chilean Pesos	305,020	-	305,020	298,908	-	298,908
U.F.	36,678	-	36,678	35,984	-	35,984

Accounts payable to related companies	4,621	-	4,621	3,739	-	3,739
U.S Dollar	246	-	246	236	-	236
Chilean Pesos	4,375	-	4,375	3,503	-	3,503

Other current provisions	381	-	381	384	2	386
U.S Dollar	381	-	381	384	2	386
Current tax liabilities	58,355	2,485	60,840	42,580	2,092	44,672

U.S Dollar	417	-	417	152	-	152
Brazilian Real	3,631	-	3,631	5,298	-	5,298
Mexican Pesos	713	-	713	190	-	190
Other currencies	22	-	22	24	-	24
Chilean Pesos	46,305	2,485	48,790	36,916	2,092	39,008
Current provisions for employee benefits	5,602	603	6,205	6,079	707	6,786

Chilean Pesos	5,602	603	6,205	6,079	707	6,786
Other current non-financial liabilities	48,470	226	48,696	44,730	-	44,730

U.S Dollar	8,052	-	8,052	6,616	-	6,616
Euros	52	-	52	58	-	58
Brazilian Real	23,483	-	23,483	25,726	-	25,726
Argentine Pesos	3,667	-	3,667	4,118	-	4,118
Mexican Pesos	2,793	226	3,019	2,382	-	2,382
Other currencies	384	-	384	1,319	-	1,319
Chilean Pesos	10,039	-	10,039	4,511	-	4,511

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2021				12-31-2020
	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	1,411,886	974,028	4,741,002	7,126,916	1,789,288	971,281	4,754,522	7,515,091

Other non-current financial liabilities	376,684	913,807	4,054,923	5,345,414	726,206	919,591	4,068,931	5,714,728
U.S Dollar	171,446	706,836	2,849,129	3,727,411	515,399	706,525	2,848,202	4,070,126
Euros	117,759	119,515	238,882	476,156	122,891	125,247	250,346	498,484
Brazilian Real	532	—	—	532	657	—	—	657
U.F.	86,947	87,456	966,912	1,141,315	87,259	87,819	970,383	1,145,461

Bank Loans	240,066	329,515	238,882	808,463	473,233	335,247	250,346	1,058,826
U.S Dollar	121,775	210,000	—	331,775	349,685	210,000	—	559,685
Euros	117,759	119,515	238,882	476,156	122,891	125,247	250,346	498,484
Brazilian Real	532	—	—	532	657	—	—	657

Other Loans	136,618	584,292	3,816,041	4,536,951	252,973	584,344	3,818,585	4,655,902
U.S Dollar	49,671	496,836	2,849,129	3,395,636	165,714	496,525	2,848,202	3,510,441
U.F.	86,947	87,456	966,912	1,141,315	87,259	87,819	970,383	1,145,461
Non-current lease liabilities	75,493	24,164	41,564	141,221	85,964	21,906	40,245	148,115
U.S Dollar	19,107	14,469	35,426	69,002	22,935	15,787	35,413	74,135
Euros	158	60	—	218	168	62	—	230
Brazilian Real	7,365	7,282	5,956	20,603	5,452	4,842	4,539	14,833
Mexican Pesos	3,719	1,223	—	4,942	218	—	—	218
Other currencies	141	29	—	170	141	30	—	171
Chilean Pesos	36,039	—	—	36,039	44,604	—	—	44,604
U.F.	8,964	1,101	182	10,247	12,446	1,185	293	13,924

Other non-current provisions	30,317	—	—	30,317	30,450	—	—	30,450
Brazilian Real	4,288	—	—	4,288	4,238	—	—	4,238
Argentine Pesos	26,029	—	—	26,029	26,212	—	—	26,212

Deferred tax liabilities	826,150	8,313	627,433	1,461,896	840,171	—	623,715	1,463,886
U.S Dollar	762,443	—	627,433	1,389,876	764,998	—	623,715	1,388,713
Brazilian Real	57,678	8,313	—	65,991	68,788	—	—	68,788
Mexican Pesos	6,029	—	—	6,029	6,385	—	—	6,385

Non-current provisions for employee benefits	71,947	305	—	72,252	74,336	273	—	74,609
Mexican Pesos	803	305	—	1,108	796	273	—	1,069
Chilean Pesos	71,144	—	—	71,144	73,540	—	—	73,540

Other non-current non-financial liabilities	31,295	27,439	17,082	75,816	32,161	29,511	21,631	83,303
U.S Dollar	35	—	—	35	29	—	—	29
Brazilian Real	31,240	27,439	17,082	75,761	32,107	29,511	21,631	83,249
Argentine Pesos	13	—	—	13	14	—	—	14
Chilean Pesos	7	—	—	7	11	—	—	11

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco Canada Ltd.	Canada	Canadian Dollar
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian Real
Arauco Quimica S.A. de C.V.	Mexico	Mexican pesos
Arauco Serviquimex, S.A. de C.V.	Mexico	Mexican pesos
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Leasing Forestal S.A.	Argentina	Argentine pesos
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real
ODD Industries SpA	Chile	Chilean pesos
Tablered Araucomex, S.A. de C.V.	Mexico	Mexican pesos

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January – March
	2021	2020
	ThU.S.$	ThU.S.$
Arauco do Brasil S.A.	(30,330)	(90,877)
Arauco Forest Brasil S.A.	(27,273)	(84,621)
Arauco Florestal Arapoti S.A.	(5,996)	(21,440)
Sonae Arauco S.A.	(8,135)	(3,540)
Arauco Canada Ltd.	2,647	(14,677)
Arauco Industria México S.A. de C.V.	(5,039)	(43,394)
Others	(587)	(1,240)

Total reserve of exchange differences on translation	(74,713)	(259,789)

Effect of foreign exchange rates changes

	January – March
	2021	2020
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(2,579)	(2,318)

Reserve of exchange differences on translation (with Non-controlling interests)	(81,817)	(264,389)

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

At the date of issuance of these interim consolidated financial statements, Arauco has capitalized financial interest related to the modernization and extension of Planta Arauco (MAPA).

	January – March
	2021	2020
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4.62%	4.70%
Amount of the capitalized interest cost, property, plant and equipment	14,967	8,495

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these interim consolidated financial statements, there are neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the Intermediate Controlling Entity that Produces Consolidated Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

			Functional	% Ownership interest 03-31-2021			% Ownership interest 12-31-2020
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0,0020	99,9970	99,9990	0,0020	99,9970	99,9990
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9,9707	90,0093	99,9800	9,9707	90,0093	99,9800
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98,0000	1,9990	99,9990	98,0000	1,9990	99,9990
-	Arauco Canada Ltd.	Canada	Canadian Dollar	—	99,9990	99,9990	—	99,9990	99,9990
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1,4778	98,5204	99,9982	1,4778	98,5204	99,9982
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1,0681	98,9309	99,9990	1,0681	98,9309	99,9990
-	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0,5215	99,4775	99,9990	0,5215	99,4775	99,9990
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79,9992	79,9992	—	79,9992	79,9992
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	10,0809	89,9182	99,9991	10,0809	89,9182	99,9991
-	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	—	99,9990	99,9990	—	99,9990	99,9990
-	Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real	—	99,9990	99,9990	—	99,9990	99,9990
-	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
-	Arauco North America, Inc.	United States	U.S. Dollar	0,0001	99,9989	99,9990	0,0001	99,9989	99,9990
76620842-8	Arauco Nutrientes Naturales SPA	Chile	U.S. Dollar	—	—	—	—	99,9484	99,9484
-	Arauco Perú S.A.	Perú	U.S. Dollar	0,0013	99,9977	99,9990	0,0013	99,9977	99,9990
-	Arauco Química S.A. de C.V.	Mexico	Mexican pesos	—	99,9990	99,9990	—	99,9990	99,9990
-	Arauco Serviquimex, S.A. de C.V.	Mexico	Mexican pesos	—	99,9990	99,9990	—	99,9990	99,9990
-	Arauco Wood (China) Company Limited	China	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0,0005	99,9985	99,9990	0,0005	99,9985	99,9990
-	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	—	99,9990	99,9990	—	99,9990	99,9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	56,4474	56,4474	—	57,0831	57,0831
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99,9984	99,9984	—	99,9984	99,9984
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99,9484	—	99,9484	99,9484	—	99,9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98,5683	98,5683	—	98,5683	98,5683
78049140- K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	—	—	—	79,9587	79,9587
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98,0186	1,9804	99,9990	98,0186	1,9804	99,9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	U.S. Dollar	1,0000	98,9489	99,9489	1,0000	98,9489	99,9489
-	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99,9800	99,9800	—	99,9800	99,9800
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
96510970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	99,0000	0,9995	99,9995	99,0000	0,9995	99,9995
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99,9990	99,9990	—	99,9990	99,9990
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99,9990	99,9990	—	99,9990	99,9990
76860724-9	ODD Industries SpA	Chile	Chilean Pesos	—	86,6151	86,6151	—	86,6151	86,6151
-	Prime-Line, Inc.	United States	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0,0100	99,9890	99,9990	0,0100	99,9890	99,9990
96637330- K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45,0000	54,9997	99,9997	45,0000	54,9997	99,9997
-	Tablered Araucomex, S.A. de C.V.	Mexico	Mexican pesos	—	99,9990	99,9990	—	99,9990	99,9990

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

Company Name	Country	Functional Currency
Eufores S.A.	Uruguay	U.S. Dollar
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
Ongar S.A.	Uruguay	U.S. Dollar
Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances, we state the following:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Long-term debt with related entities - Mutual Agreement with Arauco Argentina S.A.

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A, pursuant to which this Company received an amount of U.S.$ 250,000,000, which accrues accrues a interest at the LIBOR interest rate for 180 days plus a fixed spread of 5.20% , with payments every six months on June 1 and December 1 of each year.

During 2020, the Central Bank of the Argentine Republic established certain foreign exchange controls, preventing Arauco Argentina S.A. from making two principal payments for ThU.S.$ 12,500 each, both due during 2020. Under those circumstances, Arauco agreed to reschedule the maturity of the principal repayments that became due in 2020 to May 30, 2021. The principal amount rescheduled will accrue interest at LIBOR rate until the moment of its total or partial payment. As of March 31, 2021, the total principal outstanding under the mutual agreement was U.S.$160,000.

Employee Benefits for Key Management Personnel

	January - March
	2021	2020
	ThU.S.$	ThU.S.$
Salaries and bonuses	17,207	14,984
Per diem compensation to members of the Board of Directors	617	713
Termination benefits	575	475
Total	18,399	16,172

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	03-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	4	8
Eka Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	2,127	1,251
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	-	—	575
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	-	—	829
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	30 days	23	21
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	30 days	925	866
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	Chilean pesos	30 days	1,157	968
Sonae Arauco Portugal S.A.	—	Subsidiary of a Joint Venture	Portugal	U.S. Dollar	-	—	369
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	10- may-21	465	460
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	28- Oct-21	292	288
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	30 days	598	639
Colbún Transmisión S.A.	76.218.856-2	Common Stockholder	Chile	Chilean pesos	30 days	6	—

TOTAL						5,597	6,274

Related Party Payables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	03-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	3,957	2,657
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	196	139
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	135	694
Red to Green S.A.	86.370.800-1	Common Stockholder	Chile	Chilean pesos	30 days	6	—
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	30 days	6	7
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	11	—
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. Dollar	30 days	246	236
Adm. de Ventas al Detalle Arco Prime Ltda.	77.215.640-5	Common controlling parent	Chile	Chilean pesos	-	—	1
Elemental S.A.	76.659.730-0	Associate of controlling parent	Chile	Chilean pesos	30 days	32	—
Woodtech S.A.	76.724.000-7	Associate of controlling parent	Chile	Chilean pesos	30 days	32	—
Air BP Copec S.A.	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	-	—	5

TOTAL						4,621	3,739

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	03-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	572	2,113
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	19,054	48,983
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport, stowage and port services	249	17,506
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	9,208	38,633
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Wood and chips	433	4,495
Portaluppi, Guzman y Bezanilla Abogados Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	179	703
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	35	229
Colbún Transmisión S.A.	76.218.856-2	Common Stockholder	Chile	Chilean pesos	Electrical Power	116	399
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	487	1,362
Inversiones Siemel S.A.	94.082.000-6	Common Stockholder	Chile	Chilean pesos	Rentals	51	279
Elemental S.A.	76.659.730-0	Associate of controlling parent	Chile	Chilean pesos	Services and other purchases	32	364
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	42	242

Sales and other transactions

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	03-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	Electrical Power	196	149
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	4,866	16,559
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Harvesting services, wood and chips	7,329	21,146
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Wood and chips	2,293	7,849
CMPC Tissue S.A.	96.529.310-8	Common Stockholder	Chile	Chilean pesos	Pulp	—	3,681
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	—	4,623
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Wood, plywood and boards	211	471

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INVESTMENTS IN SUBSIDIARIES

On March 26, 2021, Arauco Nutrientes Naturales SpA was merged into the subsidiary Forestal Arauco S.A. This operation had no effect on Arauco´s results or on any of the companies that participated on this merger.

On March 10, 2021, Arauco through the subsidiary Forestal Arauco S.A. sold its total stake in the company Forestal Los Lagos SpA (ex S.A.) for ThU.S.$ 48,000. This operation generated a profit of ThU.S.$ 20,381 that is presented in Other income.

On December 2020, through its subsidiary Maderas Arauco S.A., Arauco acquired the 86.6155% of ODD Industries SpA, a pioneer company in the field of industrial artificial intelligence with ethical purposes. Arauco’s objective is to move forward with the implementation of artificial intelligence seeking to develop tools to mitigate climate change, among others. The price paid as of December 31, 2020 for the shares acquired and subscribed in this operation was ThU.S.$ 5,064 out of a total of ThU.S.$ 9,157.

Arauco carried out the initial recognition of the acquisition based on the information available as of that date, performing a preliminary determination about the allocation of the fair values during the acquisition of the same. The amounts of acquired assets and liabilities are deemed to be provisional amounts and could be adjusted during the measurement period of this acquisition, in order to reflect new information obtained based on facts and circumstances that existed as of the acquisition date and which, if known, would have affected the measurement of the amounts recognized as of that date.

NOTE 15. INVESTMENTS IN ASSOCIATES

As of March 31, 2021 and as of December 31, 2020, there were no new investments in associates to report.

The following tables set forth information about Investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	03-31-2021	12-31-2020
Carrying amount accounted for using equity method	ThU.S.$55,905	ThU.S.$56,314

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	03-31-2021	12-31-2020
Carrying amount accounted for using equity method	ThU.S.$ 205	ThU.S.$ 187

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	03-31-2021	12-31-2020
Carrying amount accounted for using equity method	ThU.S.$ 7	ThU.S.$ 7

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	03-31-2021	12-31-2020
Carrying amount accounted for using equity method	ThU.S.$1	ThU.S.$ 1

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	03-31-2021	12-31-2020
Carrying amount accounted for using equity method	ThU.S.$ 26,357	ThU.S.$ 29,205

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

	Assets
03-31-2021	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	1	3,190	2,704	1	18	5,914
Non-current	113,630	3,280	69,182	11	57	186,160
Total	113,631	6,470	71,886	12	75	192,074

	Liabilities and Equity
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	54	2,824	261	—	8	3,147
Non-current	—	2,622	17.836	5	39	20,502
Equity	113,577	1,024	53,789	7	28	168,425
Total	113,631	6,470	71,886	12	75	192,074

03-31-2021
Revenues	—	1,214	1,338	—	—	2,552
Expenses	(833)	(1,111)	(722)	—	—	(2,666)
Profit or loss (continuing operations)	(833)	103	616	—	—	(114)
Other comprehensive income	—	—	—	—	—	—
Comprehensive income	(833)	103	616	—	—	(114)
Dividends	—	—	573	—	—	573

	Assets
12-31-2020	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	114,463	4,155	3,725	1	18	122,362
Non-current	1	3,444	76,129	11	57	79,642
Total	114,464	7,599	79,854	12	75	202,004

	Liabilities and Equity
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	54	4,029	699	—	8	4,790
Non-current	—	2,634	19,554	5	39	22,232
Equity	114,410	936	59,601	7	28	174,982
Total	114,464	7,599	79,854	12	75	202,004

03-31-2020
Revenues	—	1,003	456	—	—	1,459
Expenses	3,305	(947)	(846)	—	(2)	1,510
Profit or loss (continuing operations)	3,305	56	(390)	—	(2)	2,969
Other comprehensive income	—	—	—	—	—	—
Comprehensive income	3,305	56	(390)	—	(2)	2,969
Dividends	—	—	410	—	—	410

Reconciliation of Investment in Associates and Joint Ventures

	03-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Opening balance as of January 1 Changes	316,939	293,118
Investment in joint ventures, additions (*)	2,254	20,129
Disposals, investment in associates and joint ventures (**)	(3,197)	(943)
Share of profit (loss) in investment in associates	(94)	4,821
Share of profit (loss) in investment in joint ventures	2,592	(2,504)
Dividends Received, Investments in Associates	(573)	(4,357)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(10,715)	8,351
Other increase (decrease) in investment and associates and joint ventures	698	(1,676)
Total changes	(9,035)	23,821
Closing balance	307,904	316,939

(*)	On January 8, 2021 Maderas Arauco S.A., made a new capital contribution to the company E2E S.A. for ThCLP$ 1,600,000 equivalents to ThU.S.$ 2,254.

(**)	ThU.S.$ 3,197 account for the carrying amount of investment in Unilin Arauco Pisos Ltda., which was sold on January 12, 2021.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Carrying amount of associates accounted for using equity method	82,476	85,714
Carrying amount of joint ventures accounted for using equity method	225,428	231,225
Total investment accounted for using equity method	307,904	316,939

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

On January 12, 2021 Arauco through its subsidiary Arauco do Brasil S.A. sold its total 50% stake in Unilin Arauco Pisos Ltda. This transaction generated a loss before taxes of ThU.S.$ 431.

On July 29, 2020 Arauco through its subsidiary Forestal Arauco S.A. entered into a shareholders agreement with respect to Agrícola El Paque SpA, which was established for the plantating, construction and integral management of agricultural projects. The capital contributed by Forestal Arauco S.A. was ThCLP$ 3,651,895 equivalent to ThU.S.$ 4,753.

Between January and February 2020, Arauco through its subsidiary Maderas Arauco S.A. has contributed ThCLP$ 12,000,000 (equivalent to ThU.S.$ 15,022) to E2E S.A., representing 50% of the interest in this company. On January of 2021 Arauco contributed ThCLP$ 1,600,000 equivalent to ThU.S.$ 2,254.

Between February and December 2020, Arauco through its subsidiary Arauco Bioenergía S.A. has contributed ThU.S.$ 354 to Parque Eólico Ovejera Sur SpA., representing 50% of the interest in this company.

As of March 31, 2021 and as of December 31, 2020, Arauco has not made contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to pulp plants in Chile. There is a contractual agreement with this company whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	03-31-2021		12-31-2020
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	279,615	192,356	262,446	163,887
Non-current	2,088,221	271,497	2,103,903	325,894
Equity	—	1,903,983	—	1,876,568
Total Joint Arrangement	2,367,836	2,367,836	2,366,349	2,366,349

Investment	951,992		938,284

	03-31-2021 ThU.S.$	03-31-2020 ThU.S.$
Income	154,775	144,574
Expenses	(130,210)	(143,505)
Joint Arrangement Net Income (Loss)	24,565	1,069

	03-31-2021		12-31-2020
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	53,290	2,158	44,684	2,121
Non-current	161,783	9,838	170,028	10,637
Equity	—	203,077	—	201,954
Total Joint Arrangement	215,073	215,073	214,712	214,712

Investment	101,539		100,977

	03-31-2021 ThU.S.$	03-31-2020 ThU.S.$
Income	9,739	16,472
Expenses	(8,615)	(18,102)
Joint Arrangement Net Income (Loss)	1,124	(1,630)

	03-31-2021		12-31-2020
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	153,506	234,500	115,971	192,443
Non-current	881,015	137,054	870,093	131,893
Equity	—	662,967	—	661,728
Total Joint Arrangement	1,034,521	1,034,521	986,064	986,064

Investment	331,484		330,864

	03-31-2021 ThU.S.$	03-31-2020 ThU.S.$
Income	55,504	59,773
Expenses	(53,842)	(75,662)
Joint Arrangement Net Income (Loss)	1,662	(15,889)

	03-31-2021		12-31-2020
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	7,066	107,446	6,233	107,131
Non-current	450,836	19,340	453,572	19,179
Equity	—	331,116	—	333,495
Total Joint Arrangement	457,902	457,902	459,805	459,805

Investment	165,558		166,748

	03-31-2021 ThU.S.$	03-31-2020 ThU.S.$
Income	4,529	4,550
Expenses	(6,908)	(16,065)
Joint Arrangement Net Income (Loss)	(2,379)	(11,515)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method:

	03-31-2021		12-31-2020
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	—	—	8,050	4,995
Non-current	—	—	3,747	408
Equity	—	—	—	6,394
Total Joint Arrangement	—	—	11,797	11,797

Investment	—		3,197

	03-31-2021 ThU.S.$	03-31-2020 ThU.S.$
Income	—	2,704
Expenses	—	(2,626)
Joint Arrangement Net Income (Loss)	—	78
Other comprehensive income	—	—
Comprehensive income	—	78
Dividends	—	—

	03-31-2021		12-31-2020
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	17,539	4,329	16,551	4,154
Non-current	35,576	4,652	35,599	4,782
Equity	—	44,134	—	43,214
Total Joint Arrangement	53,115	53,115	52,150	52,150

Investment	22,067		21,607

	03-31-2021 ThU.S.$	03-31-2020 ThU.S.$
Income	9,399	9,971
Expenses	(8,479)	(9,519)
Joint Arrangement Net Income (Loss)	920	452
Other comprehensive income	—	—
Comprehensive income	920	452
Dividends	—	2,391

	03-31-2021		12-31-2020
Sonae Arauco S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	232,221	288,244	258,058	276,127
Non-current	724,190	307,213	765,712	379,260
Equity	—	360,954	—	368,383
Total Joint Arrangement	956,411	956,411	1,023,770	1,023,770

Net assets	154,371		157,552
Net asset adjustment (Goodwill)	26,106		26,640
Investment	180,477		184,192

	03-31-2021 ThU.S.$	03-31-2020 ThU.S.$
Income	255,337	885,812
Expenses	(248,590)	(887,230)
Joint Arrangement Net Income (Loss)	6,747	(1,418)
Other comprehensive income	—	—
Comprehensive income	6,747	(1,418)
Dividends	—	—

	03-31-2021		12-31-2020
Agrícola El Paque SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	2,840	275	4,562	69
Non-current	7,574	—	5,782	—
Equity	—	10,140	—	10,275
Total Joint Arrangement	10,414	10,415	10,344	10,344

Investment	5,070		5,138

	03-31-2021 ThU.S.$	03-31-2020 ThU.S.$
Income	—	—
Expenses	6	—
Joint Arrangement Net Income (Loss)	6	—

Other comprehensive income	—	—
Comprehensive income	6	—
Dividends	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2021		12-31-2020
Parque Eólico Ovejera del Sur SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	305	6	367	27
Non-current	2,050	—	2,057	—
Equity	—	2.349	—	2.398
Total Joint Arrangement	2,355	2.355	2,424	2.425

Investment	1,175		1,199

	03-31-2021 ThU.S.$	03-31-2020 ThU.S.$
Income	—	—
Expenses	(13)	(8)
Joint Arrangement Net Income (Loss)	(13)	(8)
Other comprehensive income	—	—
Comprehensive income	(13)	(8)
Dividends	—	—

	03-31-2021		12-31-2020
E2E S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	8,128	2,063	9,196	4,233
Non-current	27,422	1,385	27,045	1,407
Equity	—	32,103	—	30,601
Total Joint Arrangement	35,550	35,551	36,241	36,241

Investment	16,052		15,301

	03-31-2021 ThU.S.$	03-31-2020 ThU.S.$
Income	208	456
Expenses	(2,328)	(846)
Joint Arrangement Net Income (Loss)	(2,120)	(390)
Other comprehensive income	—	—
Comprehensive income	(2,120)	(390)
Dividends	—	—

	03-31-2021		12-31-2020
Agrícola San Gerardo SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	371	386	603	387
Non-current	4,081	—	3,859	—
Equity	—	4,066	—	4,075
Total Joint Arrangement	4,452	4,452	4,462	4,462

Investment	2,033		2,038

	03-31-2021	03-31-2020
	ThU.S.$	ThU.S.$
Income	—	—
Expenses	(95)	(18)
Joint Arrangement Net Income (Loss)	(95)	(18)
Other comprehensive income	—	—
Comprehensive income	(95)	(18)
Dividends	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

As a result of current market conditions in the United States generated by the decrease in prices, the impairment tests carried out at the CGU yielded an impairment provision of ThU.S.$14,918 relating to Property, Plant and Equipment and spare parts from Inventories corresponding to facilities of wood products in United States. For these calculations a discount rate of 8.7% was used. In the 2021 period, provisions associated with assets sold and recovered were reversed for a total of ThU.S.$ 10,676.

In addition, due to the modernization and expansion project of the Arauco Mill (Proyecto de Modernización y Ampliación de la Planta Arauco, or MAPA Project), as of March 31, 2021, we recorded an impairment provision due to a reduction in the useful lives for the CGU Line 1 of Arauco Mill (Pulp business) was recorded in an amount of ThU.S.$ 2,121 (ThU.S.$ 46,577 as of December 31, 2020). For this calculation a discount rate of 6.1% was used. The Line 1 of the Arauco mill will be permanently shut down upon completion of the MAPA project.

Both impairment provision charges are presented in the consolidated statement of profit or loss in Other expenses line and they are the main changes in the total CGU impairment provision as shown below:

Changes in CGU impairment provision	03-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Opening balance	218,764	180,209
Impairment loss recognized in profit or loss	2,276	62,701
Reversal of impairment loss in profit or loss	(12,815)	(6,171)
Increase (Decrease) in foreign exchange currency on translation	(5,261)	(17,975)

Closing balance	202,963	218,764

Changes in provisions for impairment of property, plant and equipment due to technical obsolescence are shown below:

Changes in impairment provision from impaired assets	03-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Opening balance	8,088	8,135
Impairment loss recognized in profit or loss	225	1,262
Reverse of ompairment loss in profit or loss	(69)	(1,204)
Increase (Decrease) in foreign exchange currency on translation	158	(105)

Closing balance	8,402	8,088

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$ 57,387 (ThU.S.$ 59,567 at December 31, 2020), as shown below:

	03-31-2021	12-31-2020
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,823	40,793
Arauco do Brasil S.A. (Pien mill)	15,832	17,357
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Arauco Argentina S.A. (Forestal Nuestra Señora del Carmen S.A.)	—	—
Forestal Arauco S.A. (Forestal Los Lagos S.A.)	685	685

Closing balance	57,387	59,567

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2021	12-31-2020
Goodwill	ThU.S.$	ThU.S.$
Opening balance at January 1	59,567	65,751
Increase (decrease) due to business combination	(685)	—
Increase (decrease) in foreign currency exchange	(1,495)	(6,184)

Closing balance	57,387	59,567

Of the total of goodwill, ThU.S.$ 40,823 (ThU.S.$ 40,793 as of December 31, 2020) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc, on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, a period time, which is considered to represent the cyclicality of the business performance, applying a nominal discount rate of 7% which reflects current market assessments for the wood products segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$ 15,832 (ThU.S.$ 17,357 as of December 31, 2020).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of March 31, 2021 and as of December 31, 2020, the carrying value of the goodwill of the plants did not exceed their recoverable value, and therefore there was no need to recognize impairment losses.

Sensitivity analysis on discount rate was made and no impairment provision was determined.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection with tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount as of October 31, 2002 of $4,571,664,617 Chilean Pesos (equal to ThU.S.$ 6,333 as of March 31, 2021). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 Chilean Pesos (equal to ThU.S.$ 1,675 as of March 31, 2021), resulting in a total disputed amount of $3,362,265,453 Chilean Pesos (equal to ThU.S.$ 4,658 as of as of March 31, 2021) plus fines and interests. On February 19, 2010, the Court acknowledged receipt of the Company’s request.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On September 20, 2017, the Court issued its first instance decision confirming the liquidations.

On October 12, 2017, Arauco challenged the decision through an appeal, requesting the Court of Appeals of Santiago to revoke the first instance decision and uphold Arauco’s claim instead. On June 29, 2018, the Court of Appeals of Santiago issued a ruling on appeal, confirming the first instance decision. On July 19, 2018, Arauco lodged a cassation appeal based on formal and substantial flaws before the Supreme Court. (case file 24,758-2018).

On June 21, 2019, Celulosa Arauco y Constitución S.A. filed a claim before the Constitutional Court to declare the legal provision contemplated under section 53, paragraph 3 of the Tax Code unconstitutional and, as a consequence, inapplicable.

On October 29, 2019 the Constitutional Court accepted the claim filed by Celulosa Arauco y Constitución S.A., finding unconstitutional and declaring the inapplicability of section 53, paragraph 3 of the Tax Code in the context of the proceeding “Celulosa Arauco y Constitución S.A. with SII Large taxpayers”, which is in the Supreme Court docket as a result of a cassation appeal (based on form and content) under case file 24,758-2018.

Currently, the case is related in the Supreme Court.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of as of March 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

2. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

On February 12, 2016, the Company submitted its defenses.

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 6,657 as of March 31, 2021). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river). On March 23, 2018, the reconsideration appeal lodged by the company was rejected. On April 5, 2018, a judicial claim was submitted before the Third Environmental Court. On November 12, 2018, the case was in agreement, and the Minister Ms. Sibel Villalobos Volpi was appointed to draft the ruling.

On February 11, 2020 the judgment of the Third Environmental Court was notified, which partially accepted the legal claim of the Company, only as to the inadequate severity qualification of one of the charges. On February 28, 2020, both the Company and the SMA submitted cassation appeals based on form and content, to be heard and resolved by the Supreme Court.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of March 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A.

1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A., The complaint is based on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco S.A., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A. The complaint seeks to enforce the contract, plus $575,000,000 Chilean Pesos (equal to ThU.S.$ 797 as of March 31, 2021) in compensation for damages. In the alternative, it claims (a) $11,189,270,050 Chilean Pesos (equivalent to ThU.S.$ 15,501 as of March 31, 2021), for actual damages; (b) $ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) $5,000,000,000 Chilean Pesos (equivalent to ThU.S.$ 6,927 as of March 31, 2021) for moral damages.

On August 28, 2018 the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A., but notification for Servicios Logísticos Arauco S.A. is pending. Currently, the case is filed.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and, therefore, as of March 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

Forestal Arauco S.A.

1. Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property “Resto del Fundo Los Alpes”, which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On May 29, 2019, the lawsuit was answered, and the counterclaim of the acquisitive prescription was filed.

On September 1, 2020, the court received the trial case, and its notification remains pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

2. On August 2, 2019, the company was notified of a lawsuit for termination of contract and compensation for damages filed by “Sociedad Recuperadora de Fibra S.A.” before the First Court of Valdivia (Case C-2215-2019). In the lawsuit, the plaintiff questions the anticipated termination of a contract by Forestal Arauco. It also claims that the company would have breached various contractual obligations regarding to 2 groups of contracts:

A. (i) Aggregates Transport Contract and (ii) Production, Cargo, Storage and Construction Management Contract for Platforms and flooring.

B. (i) Contract for the Production of Aggregates, (ii) Contract for Long Freight Services for Aggregates and (iii) Contract for Construction Services for Granular floor and Short Freight for Aggregates.

Based on the foregoing, it requests payment of compensation for an amount of $3,486,187,431 Chilean Pesos (equivalent to ThU.S.$ 4,830 as of March 31, 2021).

On September 17, 2019, Forestal Arauco S.A. answered the claim and filed a counterclaim for compensation of damages which is in the process of a conciliation hearing, requesting that the main claimant be ordered to pay $421,723,281 Chilean Pesos (equivalent to ThU.S$ 584 as of March 31, 2021).

Through the resolution dated as of January 9, 2020, the court received the case to commence the production of evidence and the notification of such resolution was delivered to both parties.

Currently, the discovery period is suspended due to the health contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

3. On April 15, 2020, Forestal Arauco S.A. was notified of a civil claim for recovery (demanda reivindicatoria de cuota) filed by the company “Agrícola, Forestal, Transportes y Inversiones El Quillay SpA” before the Court of Constitución (Case C-298-2020). The plaintiff sues Forestal Arauco S.A. for the restitution of 3,424.59 hectares that it would be occupying, with respect to the following properties: (i) “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo”, (ii) “Lomas de Quivolgo” and, (iii) “Hijuela Astillero”. It is the opinion of the plaintiff that the aforementioned piece of land would be part of the property called “Bodega de subdelegation de Quivolgo”, in respect of which the plaintiff would have rights and shares corresponding to 4.17% of said property. Likewise, the plaintiff requests to cancel the registration of the above-mentioned properties of Forestal Arauco S.A., deeming it as a bad-faith holder.

Currently, the discussion period is over.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

4. Forestal Arauco S.A. filed before the Court of Constitución (Case C-353-2019) a claim seeking compensation on the basis of non-contractual civil liability against Ricardo Guzmán Reyes, for damages caused as a result of illegal logging inside the land of Forestal Arauco called “Parte Sur-Poniente de la Hijuela Sur de la Hacienda Quivolgo” and “Lomas de Quivolgo”. Said damages are valued in $ 100,000,000 Chilean Pesos (equivalent to ThU.S$ 138 as of March 31, 2021).

On May 2, 2020, Mr. Ricardo Guzmán answered the lawsuit and filed a counterclaim for recovery in which he requests to Forestal Arauco S.A. the restitution of 3,424.59 hectares that it would be occupying, corresponding to the following properties owned by the latter: (i) “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo”, (ii) “Lomas de Quivolgo” and, (iii) “Hijuela Astillero”. It is the opinion of the plaintiff that the aforementioned piece of land would be part of the property called “Bodega de subdelegation de Quivolgo”, from which would have rights and shares corresponding to 2.38% of said property. Likelywise, the plaintiff requests to cancel the registration of the properties before mentioned of Forestal Arauco S.A., deeming it as a bad-faith holder.

Through a resolution dated November 11, 2020, the court received the trial case, and both parties were notified.

Currently, the discovery period is suspended due to the health contingency.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

5. On May 11, 2020, Forestal Arauco S.A. was notified of a lawsuit of declaration of mere certainty filed against it by the company “Agrícola, Forestal, Transportes y Inversiones El Quillay SpA”, before the Court of Constitución (Case C-393-2020), in which the plaintiff claims that the property called “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo” owned by Forestal Arauco S.A. would actually have an area of 498 hectares, and, consequently, that the defendant lacks the right of ownership over a portion of land corresponding to 1,768.20 hectares of said property. Based on the foregoing, the plaintiff requests the court to declare mere legal certainty regarding the foregoing and also to declare that said area is part of the property called “La Bodega de la Subdelegación de Quivolgo”, owned by the succession of Mr. José Arcos González in which it would have rights.

Currently, the discussion period is over.

On February 16, 2021, the Court summoned the parties to a conciliation hearing for March 25, 2021, which was not held because not all the parties were notified of the resolution calling for said hearing.

Currently, the Court is pending to set a new day and time for the hearing of conciliation.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

Arauco Argentina S.A.

Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company has filed yearly forestry plans between years 2007 and 2019 for its local operations in the provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fishing approved the resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for 2007. In addition, said organism through the resolution No. 2019-114-APN-SECAGYP#MPYT approved the annual forestry plan for 2009 on June 12, 2019, and through the resolution No. 2019-228-APN-SECAGYP#MPYT approved the annual forestry plan for 2008 on November 29, 2019. For this reason, Arauco Argentina S.A. may compute the exemption in the income tax related to the forest appraisal on the plantations to be harvested from the lands included in those plans as from the 2019 period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $ 2,160,896,000 Argentine Pesos (ThU.S.$ 23,488 as of March 31, 2021) for guaranteed export duties between 2007-2015, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of ThU.S.$ 6,555, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim is being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019. On November 5, 2020, the Chamber of Appeals considered the arguments made by Arauco and determined that a final ruling will be issued in the case.

On the other hand, in April 2016, the Secretary of Agriculture, Livestock and Fishing issued Resolution No.154 – E/2016, that requires that the holders of enterprises that have received the fiscal benefits envisaged by Law No. 25,080, establish collateral to cover a third of the duration of the project, with a minimum term of five years. During May of 2019, the Company modified the duly established collateral in accordance to the terms of said Resolution, for which reason the security was ultimately established at an amount of $435,952,315 Argentine Pesos (ThU.S.$ 4,739 as of March 31, 2021).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa y Dynea.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. The CARF’s decision was issued on May 16, 2017 and took into consideration certain arguments presented by the Company regarding the premium but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, for which Arauco do Brasil S.A. filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, granted a term for

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

filing the last remedy within the administrative realm (“Special Remedy”). This Special Remedy was submitted before the Upper Chamber of Fiscal Remedies of the CARF (CSRF) on February 11, 2019, reiterating the Company’s defense allegations regarding the matters and charges that remained in such process.

On August 28, 2020, the Company was served with an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts:

(i)

One part that remains awaiting the administrative decision in Special Remedy to the CSRF (the issue of the isolated fine of 50% and interests) with the estimated amount of R$ 29,250,417 (equivalent to ThU.S.$ 5,159 as of March 31, 2021) and that amount will be added interests and readjustments as of January 31, 2019 until the administrative discussion is finished.

(ii)

Second part that closes the administrative discussion (Comment of the contractual expenses deducted in the purchase of Tafisa; Comment of interests and legal expenses on debts paid in the amnesty program; payment of IRPJ and lower CSLL in the second part of 2010). Regarding this second part, the amount of R$ 31,774,176 (equivalent to ThU.S.$ 5,604 as of March 31, 2021) and to this amount interests and readjustments will be added as of August 28, 2020 until the final decision of the discussion court initiated on September 23, 2019, to continue answering that part of the claim. Thus, we enter with a Tax Debt Cancellation Action and we are introducing a guarantee for the suspension of any collection an to obtain the Certificates of Tax Compliance until the final decision of the trial.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of March 31, 2021 as of December 31, 2020 are as follows:

	03-31-2021	12-31-2020
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	381	386
Provisions for litigations	381	386
Provisions, non-Current	30,317	30,450
Provisions for litigations	6,835	6,968
Other provisions	23,482	23,482

Total Provisions	30,698	30,836

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2021
	Litigations (*)	Other Provisions	Total
Movements in Provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	7,354	23,482	30,836
Changes in provisions
Increase in existing provisions	655	—	655
Used provisions	(241)	—	(241)
Increase (decrease) in foreign currency exchange	(602)	—	(602)
Other Increases (Decreases)	50	—	50
Total Changes	(138)	—	(138)
Closing balance	7,216	23,482	30,698

(*)	The increase in legal claims is comprised mainly by ThU.S.$ 655 (Brazilian subsidiaries respectively) in connection with civil and labor lawsuits

	12-31-2020
	Litigations (*)	Other Provisions	Total
Movements in Provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	9,524	23,500	33,024
Changes in provisions
Increase in existing provisions	3,257	—	3,257
Used provisions	(2,832)	—	(2,832)
Increase (decrease) in foreign currency exchange	(2,240)	—	(2,240)
Other Increases (Decreases)	(355)	(18)	(373)
Total Changes	(2,170)	(18)	(2,188)
Closing balance	7,354	23,482	30,836

(*)	The increase in legal claims is comprised mainly by ThU.S.$ 3,045 and ThU.S.$ 212 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include constitution of provision for the lawsuit of export duties (see Arauco Argentina’s contingent liability set forth in this note).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	03-31-2021	12-31-2020
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	100,321	102,090
Computer software	34,061	31,877
Water rights	5,684	5,684
Customer	33,918	35,092
Other identifiable intangible assets	26,658	29,437

Classes of intangible Assets, Gross	234,981	232,391
Computer software	121,284	116,315
Water rights	5,684	5,684
Customer	75,911	75,626
Other identifiable intangible assets	32,102	34,766

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(134,660)	(130,301)
Accumulated amortization and impairment, intangible assets	(134,660)	(130,301)
Computer software	(87,223)	(84,438)
Customer	(41,993)	(40,534)
Other identifiable intangible assets	(5,444)	(5,329)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	03-31-2021
	Computer Software	Water Rights	Customer	Others	TOTAL
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	31,877	5,684	35,092	29,437	102,090
Changes
Additions	1,177	—	—	576	1,753
Additions through business combination	—	—	—	—	—
Disposals	(62)	—	—	(234)	(296)
Amortization	(2,643)	—	(1,299)	(83)	(4,025)
Increase (Decrease) related to foreign currency translation	(121)	—	125	(8)	(4)
Other Increases (Decreases)	3,833	—	—	(3,030)	803
Changes Total	2,184	—	(1,174)	(2,779)	(1,769)
Closing Balance	34,061	5,684	33,918	26,658	100,321

	12-31-2020
	Computer Software	Water Rights	Customer	Others	TOTAL
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	39,065	5,966	39,981	21,240	106,252
Changes
Additions	6,084	—	—	4,461	10,545
Additions through business combination	—	—	—	5,162	5,162
Disposals	(10)	—	—	—	(10)
Amortization	(10,112)	—	(5,120)	(329)	(15,561)
Increase (Decrease) related to foreign currency translation	(277)	—	231	(116)	(162)
Other Increases (Decreases)	(2,873)	(282)	—	(981)	(4,136)
Changes Total	(7,188)	(282)	(4,889)	8,197	(4,162)
Closing Balance	31,877	5,684	35,092	29,437	102,090

Years of Useful life (Average)
Computer Software	5

Customer	15
Brands	7

The amortization of customer and computer software is presented in the Interim Consolidated Statements of Profit or Loss under the Administrative Expenses line item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.7 million hectares as of March 31, 2021 out of which 1 million hectares are used for forestry planting, 493 thousand hectares are native forest, 109 thousand hectares are used for other purposes and 88 thousand hectares not yet planted.

For the period ended March 31, 2021, the production volume of logs totaled 4.9 million m3 (4.3 million m3 as of March 31, 2020).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Interim Consolidated Statements of Profit or Loss under the line item Other income per function, which as of March 31, 2021 amounted to ThU.S.$ 41,309 (ThU.S.$ 52,017 as of March 31, 2020). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of March 31, 2021 amounted to ThU.S.$ 47,549 (ThU.S.$ 32,676 as of March 31, 2020).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

•	The discount rates used are 5.5% in Chile, 6.7% Brazil, 16.2% in Argentina and 6.5% in Uruguay.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(149,319)
	-0,5	159,220
Margins (%)	10	442,062
	-10	(442,062)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement.

The adjustment to fair value of biological assets minus sale costs is recorded in the Interim Consolidated Statements of Profit or Loss, under the line item Other Income or Other Expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

As of the date of these Interim Consolidated Financial Statements, there are no committed disbursements for the acquisition of biological assets.

Detail of Biological Assets Pledged as Security

As of March 31, 2021, there are no forestry plantations pledged as security.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Detail of Biological Assets with Restricted Ownership

As of the date of these Interim Consolidated Financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these Interim Consolidated Financial Statements, the Current and Non-current biological assets are as follows:

	03-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Current	296,070	302,710
Non-current	3,166,478	3,296,117
Total	3,468,548	3,598,827

Reconciliation of carrying amount of biological assets

	03-31-2021
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	302,710	3,296,117	3,598,827
Changes in real incurred cost	(8,726)	(77,680)	(86,406)
Additions through acquisition and costs of new plantations	78	63,307	63,385
Sales	—	(1,072)	(1,072)
Harvest	(23,063)	—	(23,063)
Increases (decreases) in Foreign Currency Translation	(4,696)	(22,802)	(27,498)
Loss of forest due to fires	—	(5,106)	(5,106)
Transfers to non-current assets held for sale	—	(69,978)	(69,978)
Transfers from non-current to current	22,052	(22,052)	—
Other increases (decreases)	(3,097)	(19,977)	(23,074)
Changes in fair value	2,086	(51,959)	(49,873)
Gain (losses) arising from changes in fair value minus sale costs	—	41,309	41,309
Sales	—	(1,233)	(1,233)
Harvest	(47,619)	—	(47,619)
Loss of forest due to fires	—	(11,792)	(11,792)
Transfers to non-current assets held for sale	—	(22,169)	(22,169)
Transfers from non-current to current	51,469	(51,469)	—
Decrease due to loss of control in subsidiary	(1,764)	(6,605)	(8,369)
Total Changes	(6,640)	(129,639)	(136,279)
Closing balance	296,070	3,166,478	3,462,548

	12-31-2020
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	275,792	3,393,634	3,669,426
Changes in real incurred cost	(1,140)	(68,081)	(69,221)
Additions through acquisition and costs of new plantations	2,590	182,746	185,336
Sales	—	(47,110)	(47,110)
Harvest	(99,300)	—	(99,300)
Increases (decreases) in Foreign Currency Translation	(12,889)	(85,393)	(98,282)
Loss of forest due to fires	(326)	(9,535)	(9,861)
Transfers from non-current to current	108,786	(108,786)	—
Other increases (decreases)	(1)	(3)	(4)
Changes in fair value	28,058	(29,436)	(1,378)
Gain (losses) arising from changes in fair value minus sale costs	—	182,950	182,950
Sales	—	15,184	15,184
Harvest	(182,753)	—	(182,753)
Loss of forest due to fires	—	(16,759)	(16,759)
Transfers from non-current to current	210,811	(210,811)	—
Total Changes	26,918	(97,517)	(70,599)
Closing balance	302,710	3,296,117	3,598,827

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put into practice in everyday company operations.

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the Interim Consolidated Financial Statements as Properties, Plants and Equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of March 31, 2021 and as of December 31, 2020 Arauco has made and / or has committed the following disbursements in major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

03-31-2021		Disbursements undertaken 2021				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	56	Assets	Properties, plants and equipments	1,001	2021
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	2,497	Assets	Properties, plants and equipments	24,842	2021
Celulosa Arauco y Constitucion S.A.	Industrial	In process	344	Expenses	Operating costs	9,837	2021
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	1,729	Assets	Properties, plants and equipments	11,103	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	—	Expenses	Operating costs	696	—
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,371	Expenses	Operating costs	8,413	—
Arauco Argentina S.A.	Construction emissary	In process	—	Assets	Properties, plants and equipments	697	2021
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	206	Assets	Properties, plants and equipments	9,987	2021
Arauco Argentina S.A.	Industrial	In process	70	Assets	Properties, plants and equipments	490	2021
Arauco Argentina S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	—	Assets	Properties, plants and equipments	2,147	2021
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	42	Expenses	Operating costs	125	—
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	151	Expenses	Operating costs	453	—
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	308	Assets	Properties, plants and equipments	331	2021
Forestal Arauco S.A.	Environmental improvement studies	In process	292	Expenses	Administration expenses	1,493	2021
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	221	Assets	Properties, plants and equipments	—	—
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	547	Assets	Properties, plants and equipments	—	—
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	1,013	Assets	Properties, plants and equipments	—	—
Arauco North America, Inc	Environmental improvement studies	In process	784	Assets	Properties, plants and equipments	—	—
Arauco North America, Inc	Environmental improvement studies	Finished	628	Assets	Properties, plants and equipments	—	—

		TOTAL	11,259			71,615

12-31-2020		Disbursements undertaken 2020				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	633	Assets	Properties, plants and equipments	979	2021
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	25,947	Assets	Properties, plants and equipments	27,215	2021
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	1,750	Expenses	Operating costs	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,443	Assets	Properties, plants and equipments	9,660	2021
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	10,693	Expenses	Operating costs	—	—
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	11,786	Expenses	Operating costs	—	—
Arauco Argentina S.A.	Construction emissary	In process	—	Assets	Properties, plants and equipments	697	2021
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	702	Assets	Properties, plants and equipments	10,368	2021
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	125	Assets	Properties, plants and equipments	560	2021
Arauco Argentina S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,453	Assets	Properties, plants and equipments	2,147	2021
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	178	Expenses	Operating costs	—	—
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	464	Expenses	Operating costs	—	—
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	230	Assets	Properties, plants and equipments	435	2021
Forestal Arauco S.A.	Environmental improvement studies	In process	324	Expenses	Administration expenses	105	2021
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,983	Assets	Properties, plants and equipments	836	2021
Celulosa y Energía Punta Pereira S.A.	Environmental improvement studies	Finished	221	Assets	Properties, plants and equipments	—	—
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	547	Assets	Properties, plants and equipments	—	—
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	667	Assets	Properties, plants and equipments	—	—
Forestal Los Lagos S.A.	Environmental improvement studies	In process	179	Expenses	Operating costs	69	2021
Arauco North America, Inc	Environmental improvement studies	In process	784	Assets	Properties, plants and equipments	—	—
Arauco North America, Inc	Environmental improvement studies	Finished	628	Assets	Properties, plants and equipments	—	—
Arauco Industria de México, S.A.de C.V.	Investment projects for the control and management solid industrial waste dumpsite for management of these in the future	Finished	223	Expenses	Operating costs	—	—

		TOTAL	61,960			53,071

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco carried out a bidding process for the sale of forestry land (80,489 hectares), in which various domestic and foreign companies participated. In December 2020, bids were received from interested parties, and Arauco selected the proposal submitted by BTG Pactual Timberland Investment Group LLC, and also comprising British Columbia Investment Management Corporation and APG Asset Management N.V. (the “Consorcio”), as this offer contained the highest price and also proposed a working procedure to reach a final agreement within a reasonable period of time (see Note 28 Subsequent Event).

The following table sets forth information on the main types of non-current assets held for sale:

	03-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Land	28,929	2,415
Buildings	1,589	1,256
Property, plant and equipment	206	206
Forest	92,146	—
Farm roads	2,707	—
Total	125,577	3,877

As of March 31, 2021 and as of December 31, 2020, there were no significant effects on results related to the sale of assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of March 31, 2021 and as of December 31, 2020, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

	March 2021		December 2020
Financial Instruments Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Financial assets at fair value through profit or loss (held for trading)	72,034	72,034	199,771	199,771
Derivatives (1)	128	128	29	29
Mutual funds (2)	71,906	71,906	199,742	199,742
Financial assets at amortized cost	1,629,056	1,629,056	1,625,235	1,625,235
Cash and cash equivalents (amortized cost)	852,179	852,179	864,972	864,972
Cash	291,351	291,351	357,453	357,453
Time deposits	560,828	560,828	507,519	507,519
Accounts Receivable (net)	771,279	771,279	753,987	753,987
Trade and other receivables	675,624	675,624	647,924	647,924
Lease receivable	106	106	135	135
Other receivables	95,549	95,549	105,928	105,928
Accounts receivable due from related parties	5,597	5,597	6,274	6,274
Other financial assets (3)	1	1	2	2
Hedging assets	38,184	38,184	30,714	30,714

Financial liabilities at amortized cost (4)	6,577,265	7,125,723	6,824,202	7,641,425
Bonds issued denominated in U.S. Dollars	3,524,054	3,845,938	3,519,027	3,970,081
Bonds issued denominated in U.F. (5)	1,194,268	1,415,370	1,188,917	1,458,106
Bank Loans in U.S. Dollars	518,631	504,400	741,669	770,551
Bank borrowing denominated in U.S. Dollars	510,036	529,738	532,591	600,689
Lease liabilities	201,224	201,224	211,755	211,755
Trade and other payables	624,431	624,431	626,504	626,504
Accounts payable to related parties	4,621	4,621	3,739	3,739
Financial liabilities at fair value through profit or loss	—	—	74	74
Hedging Liabilities	48,776	48,776	39,586	39,586

(1)	The derivatives are presented in the line item “other financial assets” in the consolidated statements of financial position.
(2)

Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(3)	Corresponds to the balance of assets from margin call for current derivatives (collateral).
(4)

Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(5)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the interim consolidated statements of financial position as of March 31, 2021, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair Value	March 2021 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$
Financial assets at fair value
Derivatives	128		128
Mutual Funds	71,906	71,906

Hedging assets	38,184		38,184

Hedging liabilities	48,776		48,776

At the closing date of these interim consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Arauco’s current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

Given thath our cross-currency swaps correspond to future flows in UF, U.S. dollars and Euros, Arauco calculates the current value of such flows by using the UF zero coupon curve, Dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

The fair value of zero cost collar contracts is calculated by reference to the price differential between the agreed price range and the market price of the hedge’s object.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The counterparty risk uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the interim consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	March 2021	December 2020
	ThU.S.$	ThU.S.$
Interest bearing loans, current (a)	510,257	369,998
Other financial liabilities, current	450,351	307,136
Current Lease liabilities	60,003	63,640
Hedging liabilities current + Financial liabilities at fair value through profit or loss current	97	778
Interest bearing loans, non-current (b)	5,437,956	5,823,961
Other financial liabilities, non-current	5,345,414	5,714,728
Non-current lease liabilities	141,221	148,115
Hedging liabilities non-current + Financial liabilities at fair value through profit or loss non-current	48,679	38,882
Financial debt total (c)	5,948,213	6,193,959
Cash and cash equivalents	924,085	1,064,714
Other financial assets current	1,932	1,763
Total Cash (d)	926,017	1,066,477
Net Financial Debt (e)	5,022,196	5,127,482
Non-controlling interests	7,440,282	7,384,722
Equity attributable to owners of parent	24,329	30,913
Total Equity (f)	7,464,611	7,415,635
Debt to equity ratio (g)	0.67	0.69

(a)	Other Current Financial Liabilities + Current lease liabilities – (Current Hedge Liabilities + Financial Liabilities with changes in current results)
(b)	Other Non-Current Financial Liabilities + Non-current Lease liabilities – (Non-current Hedge Liabilities + Financial Liabilities with changes in non-current results)
(c)	Interest bearing loans, current + Interest bearing loans, non-current
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	March 2021	December 2020
	ThU.S.$	ThU.S.$
Other financial liabilities (a)	5,795,765	6,021,864
Other financial liabilities, current	450,351	307,136
Other financial liabilities, non-current	5,345,414	5,714,728
Lease liabilities (b)	201,224	211,755
Current lease liabilities	60,003	63,640
Non-current lease liabilities	141,221	148,115
Financial liabilities at fair value through profit or loss	—	74
Hedging liabilities (c)	48,776	39,586
Swaps	48,178	38,251
Forward	598	1,335
Financial debt total (d)	5,948,213	6,193,959
Cash and cash equivalents	924,085	1,064,714
Total Cash (e)	924,085	1,064,714
Net Financial Debt (f)	5,024,128	5,129,245
Non-controlling interests	7,440,282	7,384,722
Equity attributable to owners of parent	24,329	30,913
Total Equity (g)	7,464,611	7,415,635
Debt to equity ratio (h)	0.67	0.69

(a)	Other Financial Liabilities current + Other Financial Liabilities non-current
(b)	Current lease liabilities + Non-current lease liabilities
(c)	Swaps + Forwards + Options
(d)	Other financial liabilities +Financial liabilities at fair value through profit or loss + Hedging liabilities
(e)	Cash and Cash Equivalents + Other Current Financial Assets
(f)	Total Financial Debt – Total Cash
(g)	Equity attributable to owners of controlling parent + Non-controlling interests
(h)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of March 31, 2021 and as of December 31, 2020:

Thousands of dollars	March 2021
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	77,695	152,355	230,050	87,939	584,292	3,816,041	4,488,272	4,718,322
Bank borrowing	112,634	107,570	220,204	240,066	329,515	238,882	808,463	1,028,667
Swap and Forward	97	—	97	48,679	—	—	48,679	48,776

Other Financial Liabilities, Total (a)	190,426	259,925	450,351	376,684	913,807	4,054,923	5,345,414	5,795,765

Thousands of dollars	March 2021
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Lease liabilities	16,266	43,737	60,003	75,493	24,164	41,564	141,221	201,224

Lease liabilities, Total (b)	16,266	43,737	60,003	75,493	24,164	41,564	141,221	201,224

Thousands of dollars	March 2021
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	597,728	26,703	624,431	—	—	—	—	624,431
Accounts payable to related companies	4,621	—	4,621	—	—	—	—	4,621

Accounts Payable, Total (c)	602,349	26,703	629,052	—	—	—	—	629,052

Financial Liabilities, Total (a) + (b) + (c)	809,041	330,365	1,139,406	452,177	937,971	4,096,487	5,486,635	6,626,041

Thousands of dollars	December 2020
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	32,053	58,871	90,924	214,092	584,344	3,818,584	4,617,020	4,707,944
Bank borrowing	30,774	184,660	215,434	473,233	335,247	250,346	1,058,826	1,274,260
Swap and Forward	778	—	778	38,882	—	—	38,882	39,660

Other Financial Liabilities, Total (a)	63,605	243,531	307,136	726,207	919,591	4,068,930	5,714,728	6,021,864

Thousands of dollars	December 2020
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Lease liabilities	18,631	45,009	63,640	85,964	21,906	40,245	148,115	211,755

Lease liabilities, Total (b)	18,631	45,009	63,640	85,964	21,906	40,245	148,115	211,755

Thousands of dollars	December 2020
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	585,428	41,076	626,504	—	—	—	—	626,504
Accounts payable to related companies	3,739	—	3,739	—	—	—	—	3,739

Accounts Payable, Total (c)	589,167	41,076	630,243	—	—	—	—	630,243

Financial Liabilities, Total (a) + (b) + (c)	671,403	329,616	1,001,019	812,171	941,497	4,109,175	5,862,843	6,863,862

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative Instruments

Hedging instruments recorded as of March 31, 2021 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Interim Consolidated Statements of Financial Position under Other Non-Current Financial Assets or Other Non-Current Financial Liabilities, respectively. The effects for the period are presented in Interim Consolidated statement of changes in equity as Other Interim Comprehensive Income or the Statements of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the interim consolidated statements of financial position as of March 31, 2021, is presented below:

Financial Instruments	March 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	128	29
Derivatives (1)	128	29

Hedging Assets	38,184	30,714
Derivatives (1)	7,128	4,343
Cross Currency Swaps	31,056	26,371

Financial liabilities at fair value through profit or loss	—	(74)
Derivatives (1)	—	(74)

Hedging Liabilities	(48,776)	(39,586)
Cross Currency Swaps	(1,006)	(4,245)
Derivatives (1)	(47,770)	(35,341)

(1)	Includes Swap, Zero Cost Collar, and Forward and IRS from Chile, USA and Uruguay tables.
(2)	Includes Forwards from Colombia and Chile.

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of March 31, 2021 and as of December 31, 2020:

Cross Currency Swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	March 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
F	Deutsche Bank – U.E.	35,687,705	818,182	10-30-2011	10-30-2021	(1,933)	(1,775)
F	JP Morgan - N.A.	35,687,705	818,182	10-30-2011	10-30-2021	(1,917)	(1,755)
F	Scotiabank – Chile	31,439,809	818,182	10-30-2014	04-30-2023	2,661	2,825
F	Scotiabank – Chile	31,400,541	818,182	10-30-2014	04-30-2023	2,802	2,965
F	Santander – Chile	31,072,144	818,182	10-30-2014	04-30-2023	3,183	3,341
F	BCI – Chile	30,781,277	818,182	10-30-2014	04-30-2023	3,517	3,697
F	Banco de Chile - Chile	31,072,144	818,182	04-30-2019	10-30-2029	2,651	2,493
P	Itau – Chile	46,474,122	1,000,000	05-15-2012	11-15-2021	(4,904)	(4,727)
P	JP Morgan - N.A.	47,163,640	1,000,000	11-15-2012	11-15-2021	(5,413)	(5,241)
P	Scotiabank – Chile	42,412,852	1,000,000	11-15-2013	11-15-2023	(355)	(94)
P	Santander – Chile	41,752,718	1,000,000	11-15-2013	11-15-2023	470	718
P	Deutsche - U.K.	41,752,718	1,000,000	11-15-2013	11-15-2023	468	720
Q	BCI – Chile	5,398,153	125,000	10-01-2014	04-01-2021	(305)	(267)
Q	BCI – Chile	5,399,587	125,000	10-01-2014	04-01-2021	(305)	(266)
R	Santander - Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	(4,763)	(3,812)
R	JP Morgan - U.K.	43,185,224	1,000,000	10-01-2014	04-01-2024	(1,465)	(1,154)
R	Itau - Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	(1,516)	(1,208)
S	Santander - Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	10,781	9,612
W	Goldman Sachs - N.A.	40,521,750	1,000,000	10-10-2018	10-10-2028	(1,279)	(2,029)
W	Scotiabank - Chile	40,537,926	1,000,000	10-10-2018	10-10-2028	(1,184)	(1,939)
W	Goldman Sachs - N.A.	40,066,555	1,000,000	10-10-2018	10-10-2028	(627)	(1,390)
X	Santander - Chile	118,400,504	3,000,000	10-10-2018	10-10-2038	2,324	(2,675)
X	Santander - Chile	97,971,786	2,500,000	10-10-2018	10-10-2038	2,189	(1,955)

						5,090	(3,916)

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	March 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
Santander - Chile	118,670,000	100,000,000	06-15-2021	12-15-2029	(4,462)	(1,027)
Banco de Chile - Chile	59,335,000	50,000,000	06-15-2021	12-15-2029	(2,171)	(488)
MUFG - N.A.	118,670,000	100,000,000	06-15-2021	12-15-2029	(4,291)	(896)
JP Morgan - N.A.	237,340,000	200,000,000	06-15-2021	12-15-2029	(8,728)	(2,048)
HSBC - N.A.	59,335,000	50,000,000	06-15-2021	12-15-2029	(2,152)	(595)

					(21,804)	(5,054)

Zero Cost Collars

Zero cost collar to cover the exposure to the Fuel Oil No. 6 and Brent, instruments for oil used by our plants.

Commodity	Institution	Volume	Unit	Starting date	Ending date	March 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	123,906	bbl	11-01-2020	04-01-2021	687	1,029
Fuel Oil N°6	Goldman Sachs - N.A.	61,953	bbl	11-01-2020	04-01-2021	344	516
Brent	BNP Paribas – E.U.	220,000	bbl	08-01-2021	07-01-2022	1,714	280
Brent	Goldman Sachs - N.A.	220,000	bbl	08-01-2021	07-01-2022	1,785	404

						4,530	2,229

Interest Rate Swap

Interest rate swap to fix the rate associated to loans with a variable rate.

Institution	Amount US$	Starting date	Ending date	March 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
Goldman Sachs - N.A.	100,000,000	03-27-2020	09-27-2023	—	(750)
MUFG - N.A.	100,000,000	03-27-2020	09-27-2023	—	(737)

				—	(1,487)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Through an effectiveness test, and pursuant to IFRS 9, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

23.4.2. Uruguay

Forward

As of March 31, 2021 and as of December 31, 2020, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	Notional ThU.S.$	March 2021 Fair Value ThU.S.$
UYUUSD	Santander-Uruguay	12,090	541
UYUUSD	HSBC-Uruguay	10,330	133
UYUUSD	Itaú-Uruguay	1,860	32

			706

Exchange rate	Institution	Notional ThU.S.$	December 2020 Fair Value ThU.S.$
UYUUSD	Santander - Uruguay	16,555	768
UYUUSD	HSBC - Uruguay	8,055	366
EURUSD	HSBC - Uruguay	595	41

			1,175

Arauco Uruguay’s profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of March 31, 2021 and as of December 31, 2020, are detailed below:

Commodity	Institution	Notional ThU.S.$	March 2021 Fair Value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	7,505	1,212
Fuel Oil N°6	DNB Bank ASA	4,003	658

			1,870

Commodity	Institution	Notional ThU.S.$	December 2020 Fair Value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	7,059	190
Fuel Oil N°6	DNB Bank ASA	4,923	(72)

			118

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Interest Rate Swap

In addition, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of March 31, 2021 and as of December 31, 2020 is shown below:

Exchange rate	Institution	Notional ThU.S.$	March 2021 Fair Value ThU.S.$
USD	DNB Bank ASA	21,099	(448)

			(448)

Exchange rate	Institution	Notional ThU.S.$	December 2020 Fair Value ThU.S.$
USD	DNB Bank ASA	25,319	(559)

			(559)

23.4.3. United States

Interest Rate Swap

Arauco through its subsidiary in United States maintains an Interest Rate Swap with the purpose of setting the interest rate of a variable rate debt in the same currency (USD). The instrument was settled on September 2020 and the valuation off this instrument as of March 31, 2021 and as of December 31, 2020 is shown below:

Institution	Amount ThU.S.$	Starting date	Ending date	March 2021 Fair Value	December 2020 Fair Value
				ThU.S.$	ThU.S.$
JP Morgan - N.A.	100,000,000	04-28-2020	10-28-2023	(142)	(474)
Goldman Sachs N.A.	100,000,000	04-28-2020	10-28-2023	(135)	(486)
JP Morgan - N.A.	100,000,000	04-28-2020	10-28-2023	(131)	(463)

				(408)	(1,423)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.5 Cash equivalent, Loans and Receivables

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

As of March 31, 2021 and as of December 31, 2020, there are provisions for impairment for ThU.S.$ 7,865 and ThU.S.$ 8,000, respectively.

	March 2021 ThU.S.$	December 2020 ThU.S.$
Financial assets at amortized cost	1,629,056	1,625,235
Cash and cash equivalents (Mutual Funds not included)	852,179	864,972
Cash	291,351	357,453
Time Deposits	560,828	507,519
Trade and other receivables (net)	776,876	760,261
Trade and other receivables	675,624	647,924
Lease receivable	106	135
Other receivables	95,549	105,928
Accounts receivable from related parties	5,597	6,274
Other financial assets	1	2

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at March 31, 2021 and as of December 31, 2020, classified by currency is as follows:

	03-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Cash and Cash Equivalents	924,085	1,064,714
U.S. Dollars	481,057	773,822
Euro	4,227	3,891
Mexican pesos	30,519	43,049
Other currencies	216,056	194,942
Chilean pesos	192,226	49,010

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.5.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of March 31, 2021 and as of December 31, 2020:

	03-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Trades and other current receivables	755,068	737,381

U.S. Dollars	567,716	542,296
Euros	4,350	10,448
Mexican pesos	34,841	30,856
Other currencies	58,383	54,118
Chilean pesos	86,886	96,847
U.F.	2,892	2,816

Accounts receivable from related parties, current	5,597	6,274
U.S. Dollars	—	369
Other currencies	—	829
Chilean pesos	5,597	5,076

Trade and other non-current receivables	16,211	16,606
U.S. Dollars	13,420	13,637
Other currencies	10	40
Chilean pesos	2,781	2,859
U.F.	—	70

23.6 Financial Liabilities

Arauco’s financial liabilities to the date of these consolidated financial statements are as follows:

Financial Liabilities	March 2021 ThU.S.$	December 2020 ThU.S.$
Total Financial Liabilities	6,626,041	6,863,862
Financial liabilities at fair value through profit or loss (held for trading)	—	74
Hedging Liabilities	48,776	39,586
Financial Liabilities Measured at Amortized Cost	6,577,265	6,824,202

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of March 31, 2021 and as of December 31, 2020.

	March 2021 ThU.S.$	December 2020 ThU.S.$
Bank borrowings - current portion	122,687	123,087
Bonds issued - current portion	92,488	80,074
Total	215,175	203,161

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of these financial statements, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in U.F., lease liabilities, and trade and other payables.

		03-31-2021	12-31-2020	03-31-2021	12-31-2020
	Currency	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
		Amortized Cost		Fair Value
Total Financial Liabilities		6,577,265	6,824,202	7,125,722	7,641,425
Bonds Issued	U.S. Dollar	3,524,054	3,519,027	3,845,938	3,970,081
Bonds Issued	U.F.	1,194,268	1,188,917	1,415,370	1,458,106
Bank borrowings	U.S. Dollar	518,631	741,669	504,400	770,551
Bank borrowings	Euro	508,808	531,181	529,738	600,689
Bank borrowings	Other currencies	1,228	1,410	—	—
Lease liabilities	U.F.	21,850	27,373	21,850	27,373
Lease liabilities	Chilean pesos	67,538	77,158	67,538	77,158
Lease liabilities	Mexican pesos	5,787	644	5,787	644
Lease liabilities	U.S. Dollar	80,610	87,822	80,610	87,822
Lease liabilities	Euro	281	314	281	314
Lease liabilities	Other currencies	25,158	18,444	25,158	18,444
Trades and Other Payables	U.S. Dollar	154,193	153,860	154,193	153,860
Trades and Other Payables	Euro	10,338	11,924	10,338	11,924
Trades and Other Payables	Mexican pesos	25,352	26,400	25,352	26,400
Trades and Other Payables	Other currencies	92,850	99,428	92,850	99,428
Trades and Other Payables	Chilean pesos	305,020	298,908	305,020	298,908
Trades and Other Payables	U.F.	36,678	35,984	36,678	35,984
Accounts payable to related parties	U.S. Dollar	246	236	246	236
Accounts payable to related parties	Chilean pesos	4,375	3,503	4,375	3,503

The financial liabilities at amortized cost presented in the interim consolidated statements of financial positions as of March 31, 2021 and as of December 31, 2020 are as follows:

	March 2021 ThU.S.$
	Current	Non-Current	Total
Other financial liabilities	450,254	5,296,735	5,746,989
Lease liabilities	60,003	141,221	201,224
Trade and other payables	624,431	—	624,431
Accounts payable to related parties	4,621	—	4,621

Total Financial Liabilities Measured at Amortized Cost	1,139,309	5,437,956	6,577,265

	December 2020 ThU.S.$
	Current	Non-Current	Total
Other financial liabilities	306,358	5,675,846	5,982,204
Lease liabilities	63,640	148,115	211,755
Trade and other payables	626,504	—	626,504
Accounts payable to related parties	3,739	—	3,739

Total Financial Liabilities Measured at Amortized Cost	1,000,241	5,823,961	6,824,202

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the interim consolidated statements of comprehensive income:

	January – March
	2021	2020
	ThU.S.$	ThU.S.$
Opening balance	(37,007)	9,010
Gains (losses) on cash flow hedges, before tax	32,918	(103,466)
Reclassification adjustments on cash flow hedges, before tax	(275)	(2,797)
Income tax relating to cash flow hedges of other comprehensive income	(7,052)	27,786
Closing balance	(11,416)	(69,467)

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	March 2021 ThU.S.$	December 2020 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,194,268	1,188,917	N/R	✓
Syndicate Loan	—	200,022	✓	✓
Syndicate Loan - Grayling	301,614	300,121	✓	✓
Syndicate ECA - MAPA	508,808	531,181	✓	✓

N/R: Not required for the financial obligation

(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of March 31, 2021 and as of December 31, 2020, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of March 31, 2021, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA-	—	AA
Foreign bonds	BBB-	BBB	Baa3	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of March 31, 2021 and as of December 31, 2020 is as follows:

	March 2021	December 2020
	ThU.S.$	ThU.S.$
Equity	7,464,611	7,415,635
Bank borrowings	1,028,667	1,274,260
Lease liabilities	201,224	211,755
Bonds issued	4,718,322	4,707,944

Capitalization	13,412,824	13,609,594

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The company is not actively involved in trading its financial assets for speculative purposes.

23.10.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	March 2021	December 2020
	ThU.S.$	ThU.S.$
Current Receivables
Trade receivables	674,310	646,607
Financial lease receivables	101	109
Other debtors	80,657	90,665
Net subtotal	755,068	737,381

Trade receivables	677,263	649,680
Financial lease receivables	101	109
Other debtors	83,161	93,168
Gross subtotal	760,525	742,957

Provision for doubtful trade receivables	2,953	3,073
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	2,504	2,503
Subtotal Bad Debt	5,457	5,576

Non-Current Receivables

Trade receivables	1,314	1,317
Financial lease receivables	5	26
Other debtors	14,892	15,263
Net Subtotal	16,211	16,606

Trade receivables	3,722	3,741
Financial lease receivables	5	26
Other debtors	14,892	15,263
Gross subtotal	18,619	19,030

Provision for doubtful trade receivables	2,408	2,424
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	2,408	2,424

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Division, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of March 31, 2021, Arauco’s balance for commercial debtors was ThU.S.$ 680,985 of which, according to the agreed sales conditions, 57.44% corresponded to sales on credit (open account), 41.28% to sales with letters of credit and 1.29% to other types of sales, distributed in 2,583 debtors. The client with the largest Open Account debt represented 2.47% of the total accounts receivable as of that date.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Below we provide detail regarding accounts receivable, classified in tranches:

March 31, 2021

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	659,795	15,365	270	125	34	9	48	10	12	5,317	680,985
%	96.89%	2.26%	0.04%	0.02%	0.00%	0.00%	0.01%	0.00%	0.00%	0.78%	100%

December 31, 2020

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	625,225	21,502	474	96	636	11	70	72	299	5,036	653,421
%	95.68%	3.29%	0.07%	0.01%	0.10%	0.00%	0.01%	0.01%	0.05%	0.78%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	279,126	1,845	93	—	—	—	38	—	—	—	281,102
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Credit line	374,609	10,858	152	121	34	9	10	10	12	5,317	391,132
Loss allowance provision	—	—	5	12	3	1	1	10	12	5,317	5,361
Expected loss rate	0.00%	0.00%	3.29%	9.92%	8.82%	11.11%	10.00%	100.00%	100.00%	100.00%

Others	6,060	2,662	25	4	—	—	—	—	—	—	8,751
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Trade receivables, total (ThU.S.$)	659,795	15,365	270	125	34	9	48	10	12	5,317	680,985
Allowance for doubtful accounts, total (ThU.S.$)	—	—	5	12	3	1	1	10	12	5,317	5,361

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of March 31, 2021 and as of December 31, 2020:

	March 2021	December 2020
	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	8,000	16,368
Increase in loan loss allowance recognised in profit or loss during the year	62	1,369
Receivables written off during the year as uncollectible	—	(6,970)
Unused amount reversed	(197)	(2,767)
Closing balance	7,865	8,000

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the Sales Risk with Credit Line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco Europe Coöperatief U.A., Arauco Argentina S.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Colombia S.A., Arauco Perú S.A., Arauco North America, Inc., Arauco Canada Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A., Arauco do Brasil S.A. and Arauco Industria de Paineis Ltda. Arauco works with credit insurance company Euler Hermes World Agency (Aa3 rating, as per risk rating companies Moody’s and AA by S&P). The company grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 90% for non-registered clients (*).

(*) Non-registered clients are those whose lines are under ThU.S.$ 100 (equivalent currency of their invoicing) of the credit sales for all companies in the Arauco group that have a valid insurance policy. The top lines are from nominated clients.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$ 98,917, effective as of March 31, 2021, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	7,107	7.2%
Standby	6,751	6.8%
Promissory notes	78,711	79.6%
Finance	2,770	2.8%
Mortgage	2,035	2.1%
Pledge	143	0.1%
Promissory notes	1,400	1.4%

Total Guarantees	98,917	100%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 95.5% and, therefore, Arauco’s portfolio exposure amounts to 4.5%.

Secured Open Accounts Receivable	ThU.S.$	%
Total open accounts receivable	417,273	100.0%
Secured receivables (*)	398,496	95.5%
Unsecured receivables	18,777	4.5%

(*) Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.10.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Corporate Financial Management Division monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of March 31, 2021 and as of December 31, 2020. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

March 31, 2021				Maturity							Total
Tax ID	Name	Currency	Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	2,402	28,822	57,365	56,798	56,251	55,658	216,997	31,224	443,068	1.10%	1.06%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	—	2,192	2,145	1,055	—	—	—	2,192	3,200	2.24%	Libor 6M +2.05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Banco BBVA	18,341	—	—	—	—	—	—	18,341	—	1.00%	Fijo 1.00%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Scotiabank	5,004	—	—	—	—	—	—	5,004	—	1.00%	Fijo 1.00%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	—	8,867	8,677	4,267	—	—	—	8,867	12,944	2.24%	Libor 6M +2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Finnish Export Credit	—	50,027	48,507	—	—	—	—	50,027	48,507	3.20%	0.00%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	DnB Nor	—	297	165	33	—	—	—	297	197	1.47%	0.00%
—	Eufores S.A.	U.S. Dollars	Banco República Oriental del Uruguay	26,551	—	—	—	—	—	—	26,551	—	1.54%	Libor 6M +1.3%
—	Eufores S.A.	U.S. Dollars	Citibank	2,514	—	—	—	—	—	—	2,514	—	1.16%	Libor 6M +0.9%
—	Eufores S.A.	U.S. Dollars	ITAU	12,564	—	—	—	—	—	—	12,564	—	1.05%	Fijo 1.05%
—	Eufores S.A.	U.S. Dollars	Scotiabank	5,025	—	—	—	—	—	—	5,025	—	1.00%	Fijo 1.00%
—	Eufores S.A.	U.S. Dollars	Santander	27,133	—	—	—	—	—	—	27,133	—	1.00%	Fijo 1.00%
—	Stora Enso Uruguay S.A.	U.S. Dollars	Banco República Oriental del Uruguay	554	—	—	—	—	—	—	554	—	1.54%	Libor 6M +1.3%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	232	222	—	—	—	—	232	222	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim	—	206	197	—	—	—	—	206	197	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A	33	95	60	—	—	—	—	127	60	7.30%	TJLP +2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito B	20	57	36	—	—	—	—	77	36	8.30%	TJLP +3.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito C	39	115	86	—	—	—	—	154	86	5.71%	Cesta +2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito D	22	64	41	—	—	—	—	87	41	9.50%	TJLP +5.11%
	Arauco North America, Inc.	U.S. Dollars	Banco Itau Corpbanca	17,877	17,801	35,145	34,557	212,064	—	—	35,678	270,000	1.90%	Libor 6M +1.65%

			Total	118,079	108,775	152,646	96,710	268,315	55,658	216,997	226,854	778,558

March 31, 2021				Maturity							Total
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	12,808	12,613	24,639	23,857	23,076	22,294	81,362	25,420	175,228	4,25%	4,25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	5,123	5,045	9,856	9,543	9,230	8,918	32,545	10,168	70,091	4,25%	4,25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	4,048	4,048	26,494	25,758	25,022	24,286	149,395	8,096	250,955	4,00%	4,00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	10,372	—	—	—	—	—	—	10,372	—	3,00%	3,00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	3,647	3,647	7,294	7,294	7,294	7,294	273,691	7,294	302,867	3,60%	3,60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	2,438	2,438	4,877	4,877	4,877	4,877	209,280	4,876	228,788	2,40%	2,40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	1,281	1,281	2,562	2,562	2,562	2,562	130,328	2,562	140,576	2,10%	2,10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	3,015	3,015	6,030	6,030	6,030	6,030	333,388	6,030	357,508	2,70%	2,70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	—	132,161	—	—	—	—	—	132,161	—	4,75%	4,75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	—	22,500	22,500	22,500	511,250	—	—	22,500	556,250	4,50%	4,50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	9,688	9,688	19,375	19,375	19,375	19,375	538,750	19,376	616,250	3,88%	3,88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	11,000	11,000	22,000	22,000	22,000	22,000	884,000	22,000	972,000	5,50%	5,50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2029	10,625	10,625	21,250	21,250	21,250	21,250	574,375	21,250	659,375	4,25%	4,25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2049	13,750	13,750	27,500	27,500	27,500	27,500	1,146,250	27,500	1,256,250	5,50%	5,50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2030	—	21,000	21,000	21,000	21,000	21,000	584,000	21,000	668,000	4,20%	4,20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2050	—	25,750	25,750	25,750	25,750	25,750	1,118,000	25,750	1,221,000	5,15%	5,15%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2014	128	384	512	512	512	512	1,365	512	3,413	4,84%	4,84%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2013	38	112	149	75	—	—	—	150	224	4,00%	4,00%

			Total	87,961	279,057	241,788	239,883	726,728	213,648	6,056,729	367,017	7,478,775

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

March 31, 2021				Maturity							Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	523	1,500	1,523	805	504	422	170	2,023	3,424
85.805.200-9	Forestal Arauco S.A.	U.S. Dollars	Plants and equipments	60	180	240	240	240	240	660	240	1,620
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	1,028	1,582	986	—	—	—	—	2,610	986
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	180	113	150	38	—	—	—	293	188
85.805.200-9	Forestal Arauco S.A.	U.F.	Other properties, plant and equipment	1,239	3,379	2,223	175	15	—	—	4,618	2,413
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other properties, plant and equipment	71	213	47	—	—	—	—	284	47
—	Arauco Argentina S.A.	U.S. Dollars	Buildings and constructions	128	289	36	—	—	—	—	417	36
—	Arauco Argentina S.A.	U.S. Dollars	IT equipment	13	39	22	—	—	—	—	52	22
—	Arauco Argentina S.A.	U.S. Dollars	Plants and equipments	347	1,040	1,290	1,002	418	—	—	1,387	2,710
—	Arauco Argentina S.A.	U.S. Dollars	Motor vehicles	811	2,023	1,714	1,536	375	—	—	2,834	3,625
—	Arauco Industria de Paineis S.A.	Brazilian Real	Other properties, plant and equipment	3	9	4	—	—	—	—	12	4
—	Arauco Industria de Paineis S.A.	Brazilian Real	Fixed facilities and accessories	9	26	35	14				35	49
—	Arauco Industria de Paineis S.A.	Brazilian Real	IT equipment	13	38	23	—	—	—	—	51	23
—	Arauco Industria de Paineis S.A.	Brazilian Real	Motor vehicles	108	324	53	—	—	—	—	432	53
—	Arauco Forest Brasil S.A.	Brazilian Real	IT equipment	6	14	11	—	—	—	—	20	11
—	Arauco Forest Brasil S.A.	Brazilian Real	Lands	1,016	3,049	4,064	4,064	4,064	4,064	6,145	4,065	22,401
—	Arauco Florestal Arapoti S.A.	Brazilian Real	IT equipment	5	4	3	—	—	—	—	9	3
—	Arauco do Brasil S.A.	Brazilian Real	Buildings and constructions	41	122	163	163	—	—	—	163	326
—	Arauco do Brasil S.A.	Brazilian Real	IT equipment	31	41	34	—	—	—	—	72	34
—	Arauco do Brasil S.A.	Brazilian Real	Motor vehicles	92	278	216	—	—	—	—	370	216
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	426	1,257	1,580	771	—	—	—	1,683	2,351
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	196	492	576	214	124	76	14	688	1,004
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	18	54	72	—	—	—	—	72	72
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Plants and equipments	484	967	—	—	—	—	—	1,451	—
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	4,979	14,936	18,334	3,501	—	—	—	19,915	21,835
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Motor vehicles	45	121	—	—	—	—	—	166	—
—	Arauco North America, Inc.	U.S. Dollars	Buildings and constructions	242	822	1,156	1,285	1,426	1,581	3,115	1,064	8,563
—	Arauco North America, Inc.	U.S. Dollars	Motor vehicles	38	118	247	138	119	—	—	156	504
—	Arauco Canada Limited	Canadian dollars	Buildings and constructions	25	78	4	—	—	—	—	103	4
—	Arauco Canada Limited	Canadian dollars	Motor vehicles	13	41	57	91	30	—	—	54	178
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Plants and equipments	192	531	592	593	593	593	7,572	723	9,943
—	Eufores S.A.	U.S. Dollars	Lands	832	4,080	5,800	5,603	5,300	4,881	33,340	4,912	54,924
—	Eufores S.A.	U.S. Dollars	Plants and equipments	306	917	1,222	1,222	1,222	1,222	2,139	1,223	7,027
—	Eufores S.A.	U.S. Dollars	Buildings and constructions	70	169	117	117	20	—	—	239	254
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,602	9,811	10,934	4,092	—	—	—	13,413	15,026
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	124	292	311	51	20	6	1	416	389
—	Arauco Colombia S.A.	U.S. Dollars	Fixed facilities and accessories	123	290	—	—	—	—	—	413	—
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	6	8	11	5	—	—	—	14	16
—	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	19	33	75	75	63	—	—	52	213
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	466	328	1,734	1,250	1,193	—	—	794	4,177
—	Araucomex S.A. de C.V.	U.S. Dollars	Buildings and constructions	26	81	114	109	—	—	—	107	223
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Plants and equipments	—	288	131	—	—	—	—	288	131
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	—	6	8	8	9	—	—	6	25
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	—	75	62	56	57	5	—	75	180
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	24	56	67	—	—	—	—	80	67
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	21	28	40	18	5	—	—	49	63

			Total	18,001	50,142	56,081	27,236	15,797	13,090	53,156	68,143	165,360

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2020				Maturity							Total
Tax ID	Name	Currency	Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank	1.379	1.378	2.733	202.733	—	—	—	2.756	205.465	1.35%	Libor 6M+1.1%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	—	31.224	57.365	56.798	56.251	55.658	216.997	31.224	443.068	1.06%	1.06%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	1.117	1.104	2.172	2.123	—	—	—	2.221	4.295	2.33%	Libor 6M +2.05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Banco BBVA	—	18.341	—	—	—	—	—	18.341	—	1.00%	1.00%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	4.517	4.466	8.785	8.588	—	—	—	8.982	17.373	2.33%	Libor 6M +2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Finn Vera/ Finnish Export Credit	25.589	25.200	49.269	24.065	—	—	—	50.789	73.335	3.20%	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	DnB Nor	187	155	218	93	—	—	—	342	311	—	—
—	Eufores S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	26.551	—	—	—	—	—	26.551	—	1.54%	Libor 6M +1.3%
—	Eufores S.A.	U.S. Dollars	Citibank	—	2.514	—	—	—	—	—	2.514	—	1.16%	Libor 6M +0.9%
—	Eufores S.A.	U.S. Dollars	ITAU	—	12.564	—	—	—	—	—	12.564	—	1.05%	1.05%
—	Eufores S.A.	U.S. Dollars	Scotiabank	—	5.025	—	—	—	—	—	5.025	—	1.00%	1.00%
—	Eufores S.A.	U.S. Dollars	Santander	—	27.133	—	—	—	—	—	27.133	—	1.00%	1.00%
—	Stora Enso Uruguay S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	554	—	—	—	—	—	554	—	1.54%	Libor 6M +1.3%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	255	243	—	—	—	—	255	243	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim	—	226	215	—	—	—	—	226	215	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A	36	106	100	—	—	—	—	142	100	7.46%	TJLP +2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito B	22	64	60	—	—	—	—	86	60	8.46%	TJLP +3.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito C	40	116	124	—	—	—	—	156	124	5.80%	Cesta +2.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito D	25	72	67	—	—	—	—	97	67	9.66%	TJLP +5.11%
—	Arauco North America, Inc.	U.S. Dollars	Banco del Estado de Chile — NY Branch	—	35.657	35.077	34.496	212.036	—	—	35.657	281.610	1.91%	Libor 6M +1.65%

			Total	32,912	192,705	156,428	328,896	268,287	55,658	216,997	225,615	1,026,266

December 31, 2020				Maturity							Total
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	25,426	24,644	23,863	23,081	22,299	81,380	25,426	175,266	4,25%	4,25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	10,170	9,858	9,545	9,232	8,920	32,552	10,170	70,107	4,25%	4,25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	8,098	26,500	25,764	25,027	24,291	149,427	8,098	251,009	4,00%	4,00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	—	10,375	—	—	—	—	—	10,375	—	3,00%	3,00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	7,295	7,295	7,295	7,295	7,295	273,750	7,295	302,930	3,60%	3,60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	4,878	4,878	4,878	4,878	4,878	209,325	4,878	228,837	2,40%	2,40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	2,563	2,563	2,563	2,563	2,563	130,356	2,563	140,608	2,10%	2,10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	6,032	6,032	6,032	6,032	6,032	333,461	6,032	357,589	2,70%	2,70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	2,996	2,996	129,164	—	—	—	—	5,992	129,164	4,75%	4,75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	11,250	11,250	22,500	22,500	522,500	—	—	22,500	567,500	4,50%	4,50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	—	19,375	19,375	19,375	19,375	19,375	538,750	19,375	616,250	3,88%	3,88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	—	22,000	22,000	22,000	22,000	22,000	884,000	22,000	972,000	5,50%	5,50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2029	—	21,250	21,250	21,250	21,250	21,250	574,375	21,250	659,375	4,25%	4,25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2049	—	27,500	27,500	27,500	27,500	27,500	1,146,250	27,500	1,256,250	5,50%	5,50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	594,500	21,000	678,500	4,20%	4,20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,130,875	25,750	1,233,875	5,15%	5,15%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2014	128	384	512	512	512	512	1,493	512	3,541	4,84%	4,84%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2013	38	113	149	112	—	—	—	151	261	4,00%	4,00%

			Total	37,787	203,080	370,970	239,939	737,995	213,665	6,080,494	240,867	7,643,062

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2020				Maturity							Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	527	1,563	1,578	1,057	569	431	271	2,090	3,906
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	1,511	2,005	1,410	41	—	—	—	3,516	1,451
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	384	259	153	76	—	—	—	643	229
85.805.200-9	Forestal Arauco S.A.	U.F.	Other properties, plant and equipment	1,518	3,812	4,459	46	—	—	—	5,330	4,505
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other properties, plant and equipment	72	217	120	—	—	—	—	289	120
—	Arauco Argentina S.A.	U.S. Dollars	Buildings and constructions	116	334	34	—	—	—	—	450	34
—	Arauco Argentina S.A.	U.S. Dollars	IT equipment	13	39	35	—	—	—	—	52	35
—	Arauco Argentina S.A.	U.S. Dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Arauco Argentina S.A.	U.S. Dollars	Plants and equipments	347	1,040	1,386	1,002	668	—	—	1,387	3,056
—	Arauco Argentina S.A.	U.S. Dollars	Motor vehicles	744	2,316	1,804	1,589	750	—	—	3,060	4,143
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Lands	—	—	—	—	—	—	—	—	—
—	Arauco Industria de Paineis S.A.	Brazilian Real	Other properties, plant and equipment	3	10	8	—	—	—	—	13	8
—	Arauco Industria de Paineis S.A.	Brazilian Real	IT equipment	14	42	38	1	—	—	—	56	39
—	Arauco Industria de Paineis S.A.	Brazilian Real	Motor vehicles	118	355	177	—	—	—	—	473	177
—	Arauco Forest Brasil S.A.	Brazilian Real	IT equipment	7	17	16	2	—	—	—	24	18
—	Arauco Forest Brasil S.A.	Brazilian Real	Lands	676	2,027	2,476	2,702	2,702	2,702	4,728	2,703	15,310
—	Arauco Florestal Arapoti S.A.	Brazilian Real	IT equipment	5	8	5	—	—	—	—	13	5
—	Arauco do Brasil S.A.	Brazilian Real	Buildings and constructions	75	226	301	301	75	—	—	301	677
—	Arauco do Brasil S.A.	U.S. Dollars	IT equipment	—	—	—	—	—	—	—	—	—
—	Arauco do Brasil S.A.	Brazilian Real	IT equipment	34	64	49	3	—	—	—	98	52
—	Arauco do Brasil S.A.	Brazilian Real	Motor vehicles	84	252	408	—	—	—	—	336	408
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	428	1,283	1,597	1,170	—	—	—	1,711	2,767
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	197	527	603	312	141	88	27	724	1,171
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	18	55	74	18	—	—	—	73	92
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Plants and equipments	1,612	—	—	—	—	—	—	1,612	—
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	5,055	15,165	20,220	7,005	—	—	—	20,220	27,225
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Motor vehicles	45	136	30	—	—	—	—	181	30
—	Arauco North America, Inc.	U.S. Dollars	Lands	—	—	—	—	—	—	—	—	—
—	Arauco North America, Inc.	U.S. Dollars	Buildings and constructions	267	822	1,156	1,285	1,426	1,581	3,275	1,089	8,723
—	Arauco North America, Inc.	U.S. Dollars	Motor vehicles	38	118	247	138	123	—	—	156	508
—	Arauco North America, Inc.	U.S. Dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Arauco Canada Limited	Canadian dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Arauco Canada Limited	Canadian dollars	Buildings and constructions	25	78	9	—	—	—	—	103	9
—	Arauco Canada Limited	Canadian dollars	Motor vehicles	13	41	57	91	34	—	—	54	182
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Plants and equipments	139	418	383	384	384	384	7,094	557	8,629
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Buildings and constructions	—	—	—	—	—	—	—	—	—
—	Eufores S.A.	U.S. Dollars	Lands	975	2,980	5,744	5,549	5,245	4,819	32,721	3,955	54,078
—	Eufores S.A.	U.S. Dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Eufores S.A.	U.S. Dollars	Plants and equipments	306	917	1,222	1,222	1,222	1,222	2,445	1,223	7,333
—	Eufores S.A.	U.S. Dollars	Buildings and constructions	70	210	117	117	49	—	—	280	283
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,906	10,298	12,736	5,840	—	—	—	14,204	18,576
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	125	322	345	105	28	6	2	447	486
96.510.970-6	Maderas Arauco S.A.	U.F.	Lands	—	—	—	—	—	—	—	—	—
—	Arauco Colombia S.A.	U.S. Dollars	Buildings and constructions	10	—	—	—	—	—	—	10	—
—	Arauco Colombia S.A.	U.S. Dollars	Fixed facilities and accesories	137	411	—	—	—	—	—	548	—
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	8	12	11	10	—	—	—	20	21
—	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	17	52	77	79	81	7	—	69	244
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	26	80	112	98	—	—	—	106	210
—	Araucomex S.A. de C.V.	U.S. Dollars	Buildings and constructions	358	970	2,251	1,859	1,815	—	—	1,328	5,925
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Plants and equipments	261	—	—	—	—	—	—	261	—
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Plants and equipments	94	288	131	—	—	—	—	382	131
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	—	—	—	—	—	—	—	—	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	—	—	—	—	—	—	—	—	—
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Lands	—	—	—	—	—	—	—	—	—
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	20	59	17	—	—	—	—	79	17
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	24	62	70	16	—	—	—	86	86
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	21	40	38	21	5	—	—	61	64

			Total	20,443	49,930	61,704	32,139	15,317	11,240	50,563	70,373	170,963

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these interim consolidated financial statements, Arauco has financial assets of approximately MU.S.$ 39 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of March 31, 2021, the total assets pledged as an indirect guarantee were MU.S.$ 422. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$ 454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$ 900. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	2,570	Regional Road Administration (Bío - Bío region)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	2,240	Ministry of Public Works (MOP)
Forestal Arauco S.A.	Guarantee letter	—	Chilean Pesos	5,378	Transelec S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property plant and equipment	Brazilian Real	26,910	BNDES
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	Brazilian Real	374	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	Brazilian Real	422	Bank Votorantim S.A.
		Total		38,591

INDIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	121,053	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	300,000	Arauco North America, Inc.
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	U.S. Dollar	229	Arauco Forest Brasil
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	404	Arauco Forest Brasil
		Total		421,686

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 14.74% (equivalent to ThU.S.$ -/+ 15,085), and +/- 0.20% of equity (equivalent to ThU.S.$ -/+ 15,085).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.41% (equivalent to ThU.S.$-/+$ 416) and a change on the equity of +/- 1.09% (equivalent to ThU.S. -/+$ 81,313).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of March 31, 2021, 6% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.05% (equivalent to ThU.S.$-/+ 54) and +/- 0.001% (equivalent to ThU.S.$-/+ 54) on equity.

	March 2021 ThU.S.$	Total
Fixed rate	5,590,104	94.0%
Bonds issued	4,718,322
Bank borrowings and others (*)	670,558
Lease liabilities	201,224
Variable rate	358,109	6.0%
Bonds issued	—
Bank borrowings	358,109
Total	5,948,213	100.0%

	December 2020 ThU.S.$	Total
Fixed rate	5,631,837	90.9%
Bonds issued	4,707,944
Bank borrowings and others (*)	712,138
Lease liabilities	211,755
Variable rate	562,122	9.1%
Bonds issued	—
Bank borrowings	562,122
Total	6,193,959	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of March 31, 2021, revenue due to pulp sales accounted for 42.7% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 37.8% (equivalent to ThU.S.$-/+ 38,655) on the income for the year after tax and +/- 0.52% (equivalent to ThU.S.$ -/+ 38,655) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

Pulp segment

The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP). Additionally, it manages a forest plantations in order to supply its production plants and, at the same time, to sell to the wood products segment or to third parties what it does not use (pruning, sawing, poles and chips). Finally, depending on the needs, it buys logs and chips from third parties which are consumed or sold to the wood products segment.

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 4 million tons per year. Pulp is sold in more than 39 countries, mainly in Asia and Europe.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Wood products segment

The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut pieces, finger joints, among others.

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants around USA and Canada. The Company has a total annual production capacity of 7.6 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco (see note 16), Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.5 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn lumber.

Including Sonae Arauco at 50%, Arauco totalize a capacity of 4.4 million m3 of MDF, 4.5 million m3 of PB and 230,000 m3 of OSB in its plants.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 sawmills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 3.0 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Arauco has no customers representing 10% or more of its revenues.

According to Note 2 Accounting Policies, changes in Accounting Estimates, since January 1, 2021, the pulp and forestry segments were merged. Given this merger and complying with the requirements of IFRS 8, the information for the period to December 31, 2020 and the 3 months period to March 31, 2021 has been restated.

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Period ended March 31, 2021	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from goods sale	552,602	771,364	—	—	1,323,966		1,323,966
Revenues from rendering of services	22,668	13	56	—	22,737		22,737

Revenues from external customers	575,270	771,377	56	—	1,346,703		1,346,703
Revenues from transactions with other operating segments	114,566	6,796	7,653		129,015	(129,015)	—

Finance income	—	—	—	6,834	6,834		6,834
Finance costs	—	—	—	(60,993)	(60,993)		(60,993)
Net finance costs	—	—	—	(54,159)	(54,159)		(54,159)

Depreciation and amortizations	77,887	45,687	386	2,770	126,730		126,730
Other income	49,170	5,282	—	20,545	74,997		74,997
Other expenses	28,641	5,869	16	2,952	37,478		37,478

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	302	—	—	(396)	(94)		(94)
Joint ventures	—	3,331	—	(739)	2,592		2,592

Income tax expense	—	—	—	(42,644)	(42,644)		(42,644)

Profit (loss) of each reportable segment	83,406	140,460	(2,781)	(118,717)	102,368		102,368

Geographical information on revenues
Revenue – Chilean entities	397,898	196,774	56	—	594,728		594,728
Revenue – Foreign entities	177,372	574,603	—	—	751,975		751,975
Total Ordinary Income	575,270	771,377	56	—	1,346,703		1,346,703

Period ended March 31, 2021	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	320,389	16,405	19	869	337,682	—	337,682
Acquisition and contribution of investments in associates and joint venture	—	—	—	2,254	2,254	—	2,254

Period ended March 31, 2021	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	11,624,277	2,821,892	26,025	1,432,375	15,904,569	(57,514)	15,847,055
Segment assets (excluding deferred tax assets)	11,624,277	2,821,892	26,025	1,427,051	15,899,245	(57,514)	15,841,731
Deferred tax assets				5,324	5,324		5,324
Investments accounted through equity method
Associates	26,357	—	—	56,119	82,476		82,476
Joint Ventures	—	180,477	—	44,951	225,428		225,428
Segment liabilities	511,569	441,776	8,643	7,420,456	8,382,444		8,382,444
Segment liabilities (excluding deferred tax liabilities)	511,569	441,776	8,643	5,958,560	6,920,548		6,920,548
Deferred tax liabilities				1,461,896	1,461,896		1,461,896

Geographical information on non-current assets
Chile	7,494,159	572,061	25,241	318,834	8,410,295	(6,153)	8,404,142
Foreign countries	2,683,821	1,241,913	—	58,432	3,984,166		3,984,166
Non-current assets, Total	10,177,980	1,813,974	25,241	377,266	12,394,461	(6,153)	12,388,308

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Period ended March 31, 2020	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from goods sale	460,485	646,550	—	—	1,107,035		1,107,035
Revenues from rendering of services	20,049	—	82	—	20,131		20,131

Revenues from external customers	480,534	646,550	82	—	1,127,166		1,127,166
Revenues from transactions with other operating segments	100,289	5,643	7,711	—	113,643	(113,643)	—

Finance income	—	—	—	7,207	7,207		7,207
Finance costs	—	—	—	(71,782)	(71,782)		(71,782)
Net finance costs	—	—	—	(64,575)	(64,575)		(64,575)

Depreciation and amortizations	73,669	49,245	387	2,110	125,411		125,411
Other income	53,393	1,734	—	119	55,246		55,246
Other expenses	34,679	13,012	—	3,247	50,938		50,938

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	367	—	—	1,552	1,919		1,919
Joint ventures	—	(574)	—	208	(366)		(366)

Income tax expense	—	—	—	9,761	9,761		9,761

Profit (loss) of each reportable segment	39,957	13,382	(35)	(83,010)	(29,706)		(29,706)

Geographical information on revenues
Revenue – Chilean entities	328,805	248,941	82	—	577,828		577,828
Revenue – Foreign entities	151,729	397,609	—	—	549,338		549,338
Total Ordinary Income	480,534	646,550	82	—	1,127,166		1,127,166

Period ended March 31, 2020	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	378,806	48,888	295	2,400	430,389	—	430,389
Acquisition and contribution of investments in associates and joint venture	—	—	—	15,090	15,090	—	15,090

Period ended December 31, 2020	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	11,543,571	2,886,177	24,941	1,623,700	16,078,389	(50,070)	16,028,319
Segment assets (excluding deferred tax assets)	11,543,571	2,886,177	24,941	1,617,659	16,072,348	(50,070)	16,022,278
Deferred tax assets	—	—	—	6,041	6,041		6,041
Investments accounted through equity method
Associates	29,205	—	—	56,509	85,714		85,714
Joint Ventures	—	187,388	—	43,837	231,225		231,225
Segment liabilities	494,065	471,024	8,574	7,639,021	8,612,684		8,612,684
Segment liabilities (excluding deferred tax liabilities)	494,065	471,024	8,574	6,175,135	7,148,798		7,148,798
Deferred tax liabilities	—	—	—	1,463,886	1,463,886		1,463,886

Geographical information on non-current assets
Chile	7,487,475	588,873	24,305	314,330	8,415,083	(6,380)	8,408,703
Foreign countries	2,731,405	1,277,666	—	66,220	4,075,291	—	4,075,291
Non-current assets, Total	10,218,880	1,866,639	24,305	380,550	12,490,374	(6,380)	12,483,994

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as a complementary information as required by our regulatory entities:

Period ended March 31, 2021	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	225,896	163,454	(513)	15,891	404,728	—	404,728
Cash flows (used in) investing activities	(262,756)	(19,152)	(20)	(476)	(282,404)	—	(282,404)
Cash flows from (used in) Financing Activities	(138,524)	11,498	(22)	(115,413)	(242,461)	—	(242,461)
Net increase (decrease) in Cash and Cash Equivalents	(175,384)	155,800	(555)	(99,998)	(120,137)	—	(120,137)

Period ended March 31, 2020	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	18,098	61,132	577	(95,549)	(15,742)	—	(15,742)
Cash flows (used in) investing activities	(370,634)	(66,915)	(295)	979	(436,865)	—	(436,865)
Cash flows from (used in) Financing Activities	89,114	(14,227)	(132)	(825)	73,930	—	73,930
Net increase (decrease) in Cash and Cash Equivalents	(263,422)	(20,010)	150	(95,395)	(378,677)	—	(378,677)

Information required by geographic area:

	Geographical area
2021	Local country	Foreign country
	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from goods sale	580,975	111,273	131,468	361,582	94,505	44,163	1,323,966
Revenues from rendering of services	13,753	—	—	—	8.971	13	22,737

Revenues as of March 31, 2021	594,728	111,273	131,468	361,582	103,476	44,176	1,346,703

Non-current Assets at 03-31-2021 other than deferred tax	8,399,692	726,377	642,462	765,540	1,718,367	130,546	12,382,984

	Geographical area
2020	Local country	Foreign country
	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from goods sale	565,624	86,096	103,757	240,169	74,789	36,600	1,107,035
Revenues from rendering of services	12,204	—	—	—	7,927	0	20,131

Revenues as of March 31, 2020	577,828	86,096	103,757	240,169	82,716	36,600	1,127,166

Non-current Assets at 03-31-2020 other than deferred tax	8,404,695	741,337	694,079	774,969	1,725,736	137,137	12,477,953

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	03-31-2021	12-31-2020
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize current	52,837	55,000
Prepayment to amortize (insurance and others)	48,892	16,671
Recoverable taxes (GST and others)	84,931	91,337
Other current non-financial assets	10,392	5,589
Total	197,052	168,597

	03-31-2021	12-31-2020
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	98,746	91,441
Guarantee values	3,223	3,605
Recoverable taxes	17,471	14,437
Other non-current non-financial assets	4,796	3,731
Total	124,236	113,214

	03-31-2021	12-31-2020
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	742	698
ICMS, PIS-COFINS and other tax payables—Brazil	23,424	24,997
Other tax payable	19,447	17,851
Other Current non-financial liabilities	5,083	1,184
Total	48,696	44,730

(1)	In late 2019, the Parent’s dividend policy was modified as disclosed in notes 1 and 26. Provision includes a minimum dividend of subsidiary minority.

	03-31-2021	12-31-2020
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS tax payable—Brazil	74,458	82,033
Other non-current non-financial liabilities	1,358	1,270
Total	75,816	83,303

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)

Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

Considering the current dividend policy described in Note 1, it is not appropriate to record a minimum dividend provision.

The following table details the adjustments made for the determination of distributable net profit as of March 31, 2021 and 2020:

	Distributable Net Profit
	03-31-2021 ThU.S.$	03-31-2020 ThU.S.$
Net profit attributable to parent company	101,908	(29,460)
Adjustments:
Biological assets
Unrealized gains/losses	(40,685)	(52,284)
Realized gains/losses	54,715	35,700
Deferred income taxes	(1,742)	6,617

Total adjustments	12,288	(9,967)

Distributable Net Profit	114,196	(39,427)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January - March
	2021 ThU.S.$	2020 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	101,908	(29,460)
Weighted average of number of shares	117,223,375	113,159,655
Basic and diluted earnings per share (in U.S.$ per share)	0.8693488	(0,2603401)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. COVID-19

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. As of the date of this report, the virus has affected most nations, including Chile, Argentina, Brazil, Uruguay, Mexico, and the United States.

Several measures have been undertaken by governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sport events, restrictions to museums and tourist attractions and extension of holidays, among many others.

In this complex scenario, it is important to highlight that, in March 2020, our industrial activities were declared as essential business by the authorities in most of the countries where we have operations. This has allowed us, as of the date of this report, to maintain the operational continuity in most of our industrial operations, helping to mitigate negative effects on the demand of some of our clients and products. We have implemented health and safety protocols for our workers both in industrial operations and in commercial offices. The measures adopted -such as social distancing, sanitation of the facilities, preventive testing, personnel transportation, home office, among others- are being continuously monitored so that workers have all the necessary protection for the performance of their functions.

Arauco’s commitment is not only with its workers, but also with the communities where we operate. In this regard, massive sanitation and fumigation programs have been developed in 177 communities that belong to 49 municipalities. Our subsidiary Bioforest has collaborated in the diagnosis of COVID-19, medical equipment has been donated and spaces have been enabled to be used as field hospitals or diagnostic areas, if required by the health authorities. The COVID-19 outbreak has not generated significant economic impacts on Arauco’s consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 28. SUBSEQUENT EVENTS

1) On May 12, 2021, Forestal Arauco S.A., a subsidiary of the Company, executed a master agreement (the “Master Agreement”), by means of which it agreed to sell to Vista Hermosa Inversiones Forestales SpA, a company controlled by BTG Inversiones Forestales Fondo de Inversión, managed by BTG Pactual Chile S.A. Administradora General de Fondos, 461 forest properties that include a total of 80,489 hectares, of which 61,742 are productive hectares, for a total price of US$385,500,000 (three hundred and eighty-five million five hundred thousand United States dollars), plus the corresponding Value Added Tax (“VAT”). At the closing of the transaction, the price corresponding to 431 properties will be paid, while the price of the remaining 30 properties will be paid subject to satisfaction, for each such property, of certain specific conditions within the months following the closing; all of the above according to the procedure established in the Master Agreement.

The closing of the transaction is subject to compliance with conditions precedent that are customary for this type of transactions, including the authorization by the antitrust authorities.

Once all the conditions have been met, the parties will proceed to executed the sale and deed for each property and, additionally, timber supply and preferential right purchase agreements, a firefighting services agreement and an agreement for transitional services for the management of operational tasks, among other documents.

It has been preliminarily estimated that, should closing of the transaction occur, it will have a generate a gain for 2021 or 2022, depending on the closing date, of approximately US$192,500,000 (one hundred ninety-two million five hundred thousand United States dollars) after taxes, as a result of the sale of all the properties.

2) In our notice of a Material Fact (Hecho Esencial) dated April 28, 2020, we informed that a General Shareholders’ Meeting of the Company to be held on May 19, 2020, to decide on a capital increase of the Company, up to a maximum amount of US$700 million, through the issuance of shares to be subscribed in cash. Subsequently, it was also informed under a notice of a Material Fact (Hecho Esencial) dated September 30, 2021 that the shareholders of the Company had subscribed the portion of the capital increase planned for 2020 (US$250 million).

In relation to the foregoing, we also informed that on May 3, 2021, a second portion of the capital increase, amounting to US$200 million, was wholly subscribed and paid-in by the shareholders of the Company, while the subscription and payment of the balance (of up to US$250 million) is pending and expected to occur during what is left of 2021, subject to the approval by the Board of Directors, if necessary.

3) The authorization for the issuance and publication of these consolidated financial statements for the period between January 01, 2021 and March 31, 2021 was approved by the Board of Directors of Arauco at the Extraordinary Meeting No. 651 held on May 27, 2021.

Subsequent to March 31, 2021 and as of the date of issuance of these interim consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

Press Release 1Q 2021

Pulp and Forestry Business Starting on January 1, 2021, our forestry business segment became part of our pulp business segment. This implies that we will no longer report figures pertaining to the former forestry business segment, and such figures will be merged with those of our pulp business segment. The objective of this change is to have a more integrated perspective regarding our industrial and forestry assets, aimed at enhancing operational efficiencies. This will allow us to analyze costs from the perspective of our pulp and wood products business segments, which are in charge of managing production and sales of our products. In this Press Release, and particularly when it comes to past comparative figures, we have restated such figures by adding those pertaining to the former forestry business segment with those of the pulp business segment. The wood products segment remains as is, for present and past figures. You will find more information regarding these changes in Note 2 and Note 24 to our Financial Statements as of March 2021. 1

1Q 2021 RESULTS Highlights For more details on ARAUCO´s financial statements please visit www.cmfchile.cl or www.arauco.com Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof and ARAUCO does not assume any obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited. REVENUES US$1,346.7 million ARAUCO’s revenues reached US$1,346.7 million during the first quarter of 2021, a 0.5% decrease compared to the US$1,352.9 million obtained during the fourth quarter of 2020 and a 19.5% increase compared to the first quarter of 2020. NET INCOME US$102.4 million ARAUCO’s net income was US$102.4 million, equivalent to a US$27.5 million increase when compared to the US$74.9 million obtained during the fourth quarter of 2020, and a US$132.1 million increase compared to the first quarter of 2020. ADJUSTED EBITDA US$384.7 million Adjusted EBITDA reached US$384.7 million, a 1.0% or US$3.9 million increase compared to the US$380.8 million obtained during the fourth quarter of 2020, and a 97.7% or US$190.2 million increase compared to the same period of 2020. NET DEBT TO EBITDA 3.98x Net Financial Debt decreased by US$103.8 million or 16.8% compared to the last quarter. Net Financial Debt / LTM Adjusted EBITDA ratio reached 3.98x in this quarter, a decrease compared to 4.79x in the fourth quarter of 2020 and the 4.88x reached during the first quarter of 2020. CAPEX US$291.9 million CAPEX reached US$291.9 million during this quarter, a US$165.0 decrease when compared to the US$456.9 million from the fourth quarter of 2020.

1Q 2021 RESULTS Overview ARAUCO´s net income for the first quarter of 2021 was US$102.9 million, an increase of US$27.5 million compared to the fourth quarter of 2020. This is mainly explained by higher operational results due to lower cost of sales, as well as, lower losses arising from exchange rate differences, compensated by a decrease in other operating income. Our Adjusted EBITDA was 1.0% higher than that of the fourth quarter, reaching US$384.7 million. The Adjusted EBITDA margin increased from 28.1% to 28.6% on a quarterly basis. Net Financial Debt decreased by US$103.7 million or 2.0% compared to the last quarter. Our Net Debt/LTM EBITDA ended up in 3.98x, a decrease when compared to the 4.79x reached during the fourth quarter of 2020. In US$ Million Q1 2021 Q4 2020 Q1 2020 QoQ YoY YTD 2021 YTD 2020 YoY Acum Revenue 1,346.7 1,352.9 1,127.2 -0.5% 19.5% 1,346.7 1,127.2 19.5% Net income 102.4 74.9 (29.7) 36.7% 444.6% 102.4 (29.7) -444.6% Adjusted EBITDA 384.7 380.8 194.6 1.0% 97.7% 384.7 194.6 97.7% Adjusted EBITDA Margin 28.6% 28.1% 17.3% 1.5% 65.5% 28.6% 17.3% 65.5% LTM Adj. EBITDA 1,262.0 1,071.8 987.1 17.7% 27.9% 1,262.0 987.1 27.9% CAPEX 291.9 456.9 445.5 -36.1% -34.5% 291.9 445.5 -34.5% Net Financial Debt 5,025.5 5,129.2 4,817.2 -2.0% 4.3% 5,025.5 4,817.2 4.3% Net Financial Debt / LTM Adj. EBITDA 3.98x 4.79x 4.88x -16.8% -18.4% 3.98x 4.88x -18.4% Adjusted EBITDA and EBITDA Margin (in US$ Million) 25.6% 25.4% 17.2% 17.6% 17.3% 19.6% 24.2% 28.1% 28.6% 354.9 343.3 238.2 211.0 194.6 205.8 290.7 380.8 384.7 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 FY 2019 FY 2020 YTD 2021 1,147.4 1,071.8 384.7 2

1Q 2021 RESULTS Income Statement In US$ Million Q1 2021 Q4 2020 QoQ Revenues 1,346.7 1,352.9 -0.5% Cost of sales (897.8) (933.8) -3.9% Distribution costs (144.8) (145.9) -0.7% Administrative expenses (136.5) (133.7) 2.1% Other income 75.0 108.2 -30.7% Other expenses (37.5) (41.5) -9.6% Financial income 6.8 5.8 18.5% Financial costs (61.0) (66.1) -7.7% Share of profit (loss) of associates and jointventures accounted for using equity method 2.5 1.5 66.6% Exchange rate differences (8.5) (22.9) -63.0% Income before income tax 145.0 124.5 16.5% Income tax (42.6) (49.6) -14.0% Net income 102.4 74.9 36.7% 3

1Q 2021 RESULTS Revenues ARAUCO’s revenues reached US$1,346.7 million in the first quarter of 2021, a decrease of 0.5% when compared to the previous quarter. This variation is mostly explained by lower revenues in our pulp division, due to a sales volume decrease of 17.9% while average prices increased by 14.8% . Additionally, revenues for our wood products division increased by 1.8% or US$13.9 million. The following table shows a breakdown of our revenues by business segment: In US$ Million Q1 2021 Q4 2020 QoQ Pulp 575.3 595.4 -3.4% Wood Products 771.4 757.5 1.8% Total 1,346.7 1,352.9 -0.5% 1Q 2021 Revenue’s breakdown Pulp 42.7% Wood Products 57.3% 4

1Q 2021 RESULTS Cost of sales Decreased by 3.9% or US$36.7 million compared to the fourth quarter of 2020. This is mostly explained by lower costs associated to timber and forestry labor costs related to lower sales volume in our pulp and wood products divisions. In US$ Million Q1 2021 Q4 2020 QoQ Timber 229.0 237.6 -3.6% Forestry labor costs 119.6 129.2 -7.4% Depreciation and amortization 104.0 112.4 -7.5% Depreciation for right of use 11.7 13.8 -15.1% Maintenance costs 64.5 58.3 10.6% Chemical costs 115.0 116.3 -1.1% Sawmill services 25.5 30.4 -15.9% Other raw materials and indirect costs 81.5 86.2 -5.5% Energy and fuel 42.9 41.5 3.2% Cost of electricity 9.6 7.7 24.6% Wage, salaries and severance indemnities 94.5 100.5 -5.9% Cost of Sales 897.8 933.8 -3.9% Administrative expenses Increased by 2.1% or US$2.8 million, when compared to the previous quarter, mainly due to an increase in salaries and severance indemnities. partially offset by a decrease in donations. In US$ Million Q1 2021 Q4 2020 QoQ Wages, salaries and severance indemnities 60.2 53.5 12.5% Marketing, advertising, promotion and publications 2.6 3.3 -20.0% expenses Insurance 5.8 5.4 7.4% Depreciation and amortization 8.6 8.8 -1.8% Depreciation for the right of use 1.8 1.8 -1.8% Computer services 8.7 8.3 4.2% Lease rentals (offices, warehouses and machinery) 1.6 1.4 18.7% Donations, contributions, scholarships 1.9 5.2 -63.9% Fees (legal and technical advisories) 8.9 11.4 -22.1% Property taxes, patents and municipality rights 4.5 4.8 -5.8% Other administration expenses 31.9 29.9 6.9% Administrative Expenses 136.5 133.7 2.1% 5

1Q 2021 RESULTS Distribution costs Distribution costs remained stable with a slight decrease of 0.7%, or US$1.1 million. In US$ Million Q1 2021 Q4 2020 QoQ Commissions 3.6 3.8 -6.5% Insurance 1.1 0.7 66.5% Other selling costs 4.0 3.7 8.8% Port services 11.7 12.1 -2.9% Freight 113.1 115.6 -2.1% Depreciation for theright of use 0.6 0.4 34.3% Other shipping andfreight costs 10.7 9.6 11.1% Distribution Costs 144.8 145.9 -0.7% Other income Decreased by 30.7% or US$33.2 million, mainly as a result of a decrease in gains on sales of assets due to the sale of some land assets in our Brazilian operation during the previous quarter. In US$ Million Q1 2021 Q4 2020 QoQ Gain from changes in fairvalue of biological assets 41.3 52.9 -22.0% Net income from insurancecompensation 0.0 0.63 -98.7% Leases received 0.5 0.2 133.2% Gains on sales of assets 2.0 25.3 -92.2% Tax recovery —   2.2 -100% Severance, payments 7.0 —   N/A Profit on sales ofpermanent investments 20.4 —   N/A Other operating results 10.8 22.7 -52.3% Government Subsidies —   4.2 -100% Other Income 75.0 108.2 -30.7% 6

1Q 2021 RESULTS Other expenses Decreased by 9.6% or US$4.0 million when compared to the fourth quarter of 2020. This is mostly explained by a decrease in impairment provision property, plant and equipment and others due to adjustments regarding Line 1. This was partially offset by an increase in loss of forests due to adjustments related to the forest fire in Matto Grosso, Brazil in 2020. In US$ Million Q1 2021 Q4 2020 QoQ Legal payments -31.2% 1.5 2.1 Impairment provisionproperty, plant and -70.6% equipment and others 4.0 13.5 Operating expenses relatedto plant stoppages 1.5 2.4 -36.6% Project expenses 4.4% 5.3 5.0 Loss (gain) from asset sales -17.2% 2.0 2.5 Loss and repair of assets -137% 0.3 -0.9 Loss of forests 620.0% 16.9 2.3 Other taxes -27.4% 3.3 4.5 Research and developmentexpenses 0.3 0.9 -64.2% Other expenses (donations, -73.3% repayments insurance) 2.4 9.1 Other expenses 37.48 41.46 -9.6% Foreign exchange differences Showed a net loss of US$8.5 million, a US$14.4 million decrease when compared to the fourth quarter that ended with a US$22.9 million loss. The main significant effects are given by the variation of local currencies in the countries where we have industrial operations. Income tax For the first quarter, income tax reached US$42.6 million, US$6.9 million lower than the US$49.6 million of the previous quarter. 7

1Q 2021 RESULTS Adjusted EBITDA Adjusted EBITDA for the first quarter of 2021 was US$384.7 million, a 1.0% or US$3.9 million increase when compared to the previous quarter. This is mainly explained by an US$18.3 million increase in consolidation adjustments, mostly due to gains of approximately US$20.5 million arising from the sale of our shares in Forestal Los Lagos SpA, compensated by a decrease in the Adjusted EBITDA of our pulp and wood products business segments. In US$ Million Q1 2021 Q4 2020 Q1 2020 QoQ YoY Net Income 102.4 74.9 (29.7) 36.7% 444.6% Financial costs 61.0 66.1 71.8 -7.7% -15.0% Financial income (6.8) (5.8) (7.2) 18.5% -5.2% Income tax 42.6 49.6 9.8 -14.0% 536.9% EBIT 199.2 184.8 25.1 7.8% 693.3% Depreciation & amortization 126.7 137.4 125.4 -7.7% 1.1% EBITDA 325.9 322.2 150.5 1.2% 116.5% Fair value cost of timber harvested 70.8 74.4 67.0 -4.8% 5.7% Gain from changes in fair value ofbiological assets (41.3) (52.9) (52.0) -22.0% -20.6% Exchange rate differences 8.5 22.9 3.4 -63.0% 147.4% Others (*) 20.9 14.2 25.6 46.6% -18.6% Adjusted EBITDA 384.7 380.8 194.6 1.0% 97.7% (*) ((*)Includes provision from forestry fires and provisions from property, plants and equipment, and others. Adjusted EBITDA variation by business segment (in US$ million) (4.5) (9.9) 18.3 380.8 384.7 Q4 2020 Pulp Wood Products Consolidation Adj. & Others Q1 2021 8

1Q 2021 RESULTS Pulp Business During the first quarter of 2021 we saw good pulp demand in all markets, which drove price increases in every fiber and market. The specialty and P&W industries have been the strongest ones, especially in Europe. This is due to two main reasons, the closure of some paper mills in Europe, and less imported papers in Europe, US and Middle East due to logistical problems from Asian paper producers. The tissue industry remained stable but at good level, some producers haven´t been able to transfer the rapid pulp increases to their final products. The inventories of long and short fiber slightly increased between February 2021 and December 2020. Global BCP Shipments Change China -2.0% Europe -6.0% Other Asia -11.5% USA 8.6% Rest of the World -6.7% Total -4.0% Last 2 months, Jan-Feb 2020 and 2021. BCP stands for Bleached Chemical Pulp Source: Hawkins Wright. In China, pulp demand from the different industries remained at high levels, and customers have been able to increase prices of their products. In this market, during the first quarter there was a price differential between imported and local pulp, with the latter been higher than the former. This affected the competitiveness of some small and medium tissue producers that bought pulp in the local market. Prices for the long and short fiber increased consistently throughout the quarter. In Europe, despite the mobility restrictions imposed by governments, the P&W, deco paper, and specialty industries, all found themselves with very good demand for their products, which translated into good pulp demand. The tissue industry remained stable, with demand for their products stabilizing. As in China, prices increased significantly. The dissolving pulp market remained strong with price increases during the whole quarter. The supply of dissolving pulp increased due to swing mills that stopped producing paper grade pulp and started producing dissolving pulp. The viscose market remained strong, stabilizing at the end of the quarter. Production during the first quarter decreased by 7% compared to the same quarter on previous year. This is mainly due to planned maintenance stoppages that took place during the quarter in our Nueva Aldea, Valdivia and Arauco (Line 1) mills. Production and Sales Volume (In thousand tonnes) 909 849 925 1,046 847 859 Q1 2020 Q4 2020 Q1 2021 Production Sales 9

1Q 2021 RESULTS The Adjusted EBITDA for our pulp business segment reached US$210.3 million during this quarter, which translates to a 2.1% or US$4.46 million decrease compared to the fourth quarter of 2020. Pulp EBITDA Mg reached 36.6%, 0.5% higher than the previous quarter. 46.3% 41.0% 31.4% 25.0% 31.5% 31.8% 34.1% 36.1% 36.6% 316 254 203 140 152 168 172 215 210 Q1 2019 Q22019 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Adjusted EBITDA EBITDA Mg Days of Stoppages Mill 2021 1Q 2Q 3Q 4Q Arauco—Line 1 11 Arauco—Line 2 20 Constitución # Licancel 10 10 Nueva Aldea 15 Valdivia 11 Alto Paraná 24 Montes del Plata Maintenance Stoppages: Finished Planned Production and Purchase of forestry products (in thousand m3) The production of forestry products during the first quarter was 4.9 million m3, 1.2% higher compared to the previous quarter. 7,571 2,914 4,656 Q1 2020 7,488 2,528 4,859 Q1 2020 7,554 2,636 4,918 Q1 2021 Production Purchases 10

1Q 2021 RESULTS Wood Products Business Panels Revenues decreased slightly when compared to the fourth quarter, mainly as a result of a 1.4% decrease in sales volume. Average prices increased 2.3%. During the first quarter we saw an increase in prices with a very active market. This is mainly due to higher demand in construction, especially in the US, and also in home improvement and remodeling. Additionally, lower supply caused by logistic problems. Production and Sales Volume: Panels (1) (In thousand m3) 1,488 1,473 Q1 2020 1,565 1,543 Q4 2020 1,545 1,522 Q1 2021 Production Sales Sawn timber During the first quarter sales volume decreased by 9.8% . Average prices increased by 25.5%. The prices for sawn timber and remanufactured wood products continued to increase to historic levels due to higher levels of consumption in the construction, repair and remodeling sectors. This was accompanied by a strong retail channel and some supply issues. Production and Sales Volume: Sawn Timber (2) (In thousand m3) 548 489 Q1 2020 690 675 Q4 2020 686 575 Q1 2021 Production Sales Plywood Sales volume increased by 13.8% during the first quarter while average prices increased by 9.1% on a quarterly basis. This is mainly explained by an increase in demand in markets such as the US, Europe and Oceania, and logistic complications causing a shortage in supply.Production and Sales Volume: Plywood (In thousand m3) 121 134 Q1 2020 149 141 Q4 2020 137 161 Q1 2021 Production Sales Includes PB, MDF, OSB, HB, Composite Panels and Retail Panels. Includes sawn timber, kilned sawn timber, remanufactured wood products, pallets. Note: Sales include trading 11

1Q 2021 RESULTS Adjusted EBITDA for our wood products business was US$187.5 million during the first quarter of 2021, which translates to a 24.3% or US$9.9 million decrease, compared to the previous quarter. Wood products EBITDA Mg was 24.3%, lower than the 26.1% reached during the fourth quarter. 66 9.4% Q1 2019 85 11.6 % Q2 2019 62 8.4% Q3 2019 73 11.3% Q4 2019 65 10.1% Q1 2020 67 12.9 % Q2 2020 141 20.2% Q3 2020 197 26.1% Q4 2020 187 24.3% Q1 2021 Adjusted EBITDA EBITDA Mg 12

1Q 2021 RESULTS Capital Expenditures During this quarter, capital expenditures(*) reached US$291.9 million, US$165.0 million lower than the previous quarter. This is mainly due to reductions in expenditures associated with the MAPA project. There were also effects in Cash flow used to obtain control of subsidiaries or other businesses associated to the sale of our shares in Forestal Los Lagos SpA. The biggest single item in CAPEX-related expenditures during the quarter were those related to the MAPA project. These expenditures reached approximately US$160.8 million. US$ Million Q1 2021 Q4 2020Q1 2020 YTD 2021 YTD 2020 Cash flow used to obtain control ofsubsidiaries or other businesses (48.0) 4.1 —   (48.0) —   Cash flow used to purchase inassociates 2.3 0.1 15.1 2.3 15.1 Purchase and sale of property, plantand equipment 256.9 400.8 356.8 256.9 356.8 Purchase and sale of intangible 2.8 (2.3) 6.1 2.8 6.1 assets Purchase of other long-term assets 78.0 54.2 67.5 78.0 67.5 Total CAPEX (*) 291.9 456.9 445.5 291.9 445.5 (*) On a cash basis. 13

1Q 2021 RESULTS Free Cash Flow During the first quarter, free cash flow increased by US$163.2 million compared to the previous quarter, ending with inflows of US$83.5 million. Cash provided by operating activities increased by US$64.4 million mainly due to income tax refunds and lower payment of interest. Cash used in investment activities decreased by US$129.8 million. Cash from financing activities increased by US$4.9 million. US$ Million Q1 2021 Q4 2020 Q1 2020 Adjusted EBITDA 384.7 380.8 194.6 Working Capital Variation 16.0 (14.7) (87.7) Interest paid and received (38.7) (80.4) (35.3) Income tax received (paid/refunded) 49.0 (17.6) (55.5) Other cash inflows (outflows) (6.4) 72.2 (31.8) Cash from Operations 404.7 340.3 (15.7) Capex (*) (291.9) (456.9) (445.5) Proceeds from investment activities 8.7 42.6 5.7 Other inflows of cash, net 0.9 2.1 2.9 Cash from (used in) Investment Activities (282.4) (412.2) (436.9) Dividends paid - (0.6) - Other inflows of cash, net (18.3) (22.6) (21.2) Cash from (used in) Financing Activities—Net of Proceeds and Repayments (18.3) (23.2) (21.2) Effect of exchange rate changes on cash and cash equivalents (20.5) 15.4 (25.9) Free Cash Flow 83.5 (79.7) (499.6) (*) On a cash basis. Net Debt Variation Q1 2021 – Q4 2020 (in US$ million) (83.5) (22.1) 11.1 9.2 5,129.2 Net Debt Q4 20 Free Cash Flow ECA Direct Payments Exchange rate/ inflation variation Accrued interest variation Leasing Variation 5,025.46 Net Debt Q1 21 14

1Q 2021 RESULTS Cash Our cash position was US$924.1 million at the end of the first quarter, which translates to a 13.2% decrease equivalent to US$140.6 million when compared to the end of the fourth quarter of 2020. Cash provided by operational activities increased by US$64.4 million. Cash provided in investment activities increased US$129.8 million mainly due to a decrease in capital expenditures. Cash provided by financing activities decreased by US$201.0 mainly due to higher repayment of borrowings, associated with the prepayment in full of US$200 million bank loan. In terms of liquidity, and additionally to our cash position, the Company has a committed revolving credit facility for a total amount of US$375 million, which as of the date of this report hasn’t been withdrawn. This facility is due in February 2025. Cash by Currency Cash by Instrument Mexican Peso 3% Chilean Peso 21% Argentinean Peso 8% Brazilian Real 15% Others 1% U.S. Dollar 52% Time Deposits 61% Money Market Funds 8% Overnight Accounts 31% 15

1Q 2021 RESULTS Financial Debt ARAUCO’s total financial debt as of March 31, 2021 reached US$5,949.5 million, a decrease of 4.0% or US$244.4 million when compared to December 31, 2020. Our consolidated net financial debt decreased 2.0% or US$103.8 million when compared with December 2020. Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 3.98x, which compares to the 4.79x in the last quarter. In US$ Million Mar 2021 Dec 2020 Mar 2020 Short term financial debt 510.9 370.0 639.6 Long term financial debt 5,438.7 5,824.0 5,333.1 TOTAL FINANCIAL DEBT 5,949.5 6,194.0 5,972.7 Cash and cash equivalents 924.1 1,064.7 1,155.5 NET FINANCIAL DEBT 5,025.5 5,129.2 4,817.2 LTM Adjusted EBITDA 1,262.0 1,071.8 987.1 Net Financial Debt and Leverage (In US$ Million) 2.30x 2.87x 3.33x 3.91x 4.88x 5.94x 5.43x 4.79x 3.98x 4,017.8 4,454.8 4,253.2 4,489.8 4,817.2 5,050.0 4,901.7 5,129.2 5,025.5 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 16

1Q 2021 RESULTS Debt Profile and Structure Financial Debt Profile For 2021 short term bank and bond obligations (which includes accrued interest) sum up US$344.0 million. Bank obligations include the following maturities: US$191.6 million in bank loans and US$48.2 million in leasing. Bond obligations for the remainder of the year sum up US$104.1 million. These obligations include amortizations of local bonds, and interest payments of our USD-denominated bonds. Debt Amortization Profile as of March 31, 2021 (In US$ Million) 344 378 193 824 113 313 601 226 598 515 1,828 104 170 44 540 44 243 534 163 535 513 239.8 208 148 284 69 70 67 63 62 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 & Thereafter Debt by Currency Debt by Instrument Other Currencies 11% UF (*) swapped to U.S. Dollar 20% U.S. Dollar 69%Leasing 4% Bonds 79% Banks 17% (*) UF is a Chilean monetary unit indexed to inflation. 17

1Q 2021 RESULTS First Quarter Subsequent Events and News Agreement for Selling Forestry Assets On May 13,2021, Forestal Arauco S.A., a subsidiary of the Company, executed a master agreement, by means of which it agreed to sell to a third party, 461 forest properties that include a total of 80,489 hectares, of which 61,742 are productive hectares, for a total price of US$385,500,000, plus the corresponding Value Added Tax. At the closing of the transaction, the price corresponding to 431 properties will be paid, while the price of the remaining 30 properties will be paid subject to satisfaction, for each such property, of certain specific conditions within the months following the closing; all of the above according to the procedure established in the Master Agreement. The closing of the transaction is subject to compliance with conditions precedent that are customary for this type of transactions, including the authorization by the antitrust authorities. Once all the conditions have been met, the parties will proceed to executed the sale and deed for each property and, additionally, timber supply and preferential right purchase agreements, a firefighting services agreement and an agreement for transitional services for the management of operational tasks, among other documents. It has been preliminarily estimated that, should closing of the transaction occur, it will have a generate a gain for 2021 or 2022, depending on the closing date, of approximately US$192,500,000 after taxes, as a result of the sale of all the properties. Capital Increase update On May 19, 2020, ARAUCO’s Shareholders’ Meeting approved the proposal of the Board of Directors to increase the capital of ARAUCO, up to a maximum amount of US$700 million. Of the total amount approved, US$250 million were paid during September 2020, and an additional US$200 million were paid during May 2021, while the remaining US$250 million could be paid during the course of 2021, depending on the resources required in this year. The capital increase would aim to strengthen ARAUCO’s financial position which has been affected by ongoing and past projects, trade tensions between China and the US, and the decrease in the demand of products that has been observed worldwide as a result of the COVID-19 pandemic. 18

1Q 2021 RESULTS First Quarter Subsequent Events and News MAPA Project update MAPA Project overall progress as of the end of April 2021 was 83.0%. Work on the marine outfall was recently completed, as well as on the high voltage transmission line. Hydraulic test of the power boiler was completed, and the construction works continue. To date, more than 289,000 PCR tests have been applied to workers of the project, with a positivity rate significantly lower than the national average informed by the Health Ministry in the daily COVID-19 report. Only during April, more than 48 thousand PCR tests were applied by test centers located within the project site. We estimate that the startup will take place during the fourth quarter of 2021. At that point the existing eucalyptus line (Line 1) will be permanently shut down in accordance with the environmental permit. Prepayment of 200MM Bank Loan On March 29, 2021, we prepaid the entire outstanding amount of a U.S.$200.0 million club deal bank loan that we maintained with The Bank of Nova Scotia, Banco del Estado de Chile, Export Development Canada and Sumitomo Mitsui Banking Corporation. This loan originally had a maturity date on September 2023. There were some interest rate swap agreements associated with this loan, which we unwound following such prepayment. Our rationale for this prepayment reflects the current positive market development in our pulp and wood products divisions, which allowed us to use higher than expected operating cashflows to reduce our debt. 19

1Q 2021 RESULTS UPCOMING EVENTS 1Q 2021 RESULTS CONFERENCE CALL Tuesday, June 1, 2021 11:00 Santiago Time 11:00 Eastern Time (New York) Dial in: +1 (844) 450 3845 from the US +56 (44) 208 1274 from Chile +55 (11) 3181 8565 from Brazil +1 (412) 317 6368 from other countries Conference ID: Arauco For further information, please contact: Marcelo Bennett Treasurer marcelo.bennett@arauco.com Phone: +56 2 2461 7309 Marcelo Reyes Intveen Investor Relations marcelo.reyes@arauco.com Phone: +56 2 2461 7434 investor_relations@arauco.cl 20

1Q 2021 RESULTS Financial Statements Income Statement In US$ Million Q1 2021 Q4 2020 Q1 2020 YTD 2021 YTD 2021 Revenues 1,346.7 1,352.9 1,127.2 1,346.7 1,127.2 Cost of sales (897.8) (933.8) (843.6) (897.8) (843.6) Gross profit 448.9 419.1 283.6 448.9 283.6 Other income 75.0 108.2 55.2 75.0 55.2 Distribution costs (144.8) (145.9) (137.4) (144.8) (137.4) Administrative expenses (136.5) (133.7) (123.5) (136.5) (123.5) Other expenses (37.5) (41.5) (50.9) (37.5) (50.9) Financial income 6.8 5.8 7.2 6.8 7.2 Financial costs (61.0) (66.1) (71.8) (61.0) (71.8) Share of profit (loss) of associates and joint 2.5 1.5 1.6 2.5 1.6 ventures accounted for using equitymethod Other income (loss) 0.0 0.0 0.0 0.0 0.0 Exchange rate differences (8.5) (22.9) (3.4) (8.5) (3.4) Income before income tax 145.0 124.5 (39.5) 145.0 (39.5) Income tax (42.6) (49.6) 9.8 (42.6) 9.8 Net income 102.4 74.9 (29.7) 102.4 (29.7) Profit attributable to parent company 101.9 75.2 (29.5) 101.9 (29.5) Profit attributable to non-parent company 0.5 (0.3) (0.2) 0.5 (0.2) 21

1Q 2021 RESULTS Balance Sheet In US$ Million 31-03-2021 31-12-2020 31-03-2020 Cash and cash equivalents 924.1 1,064.7 1,155.5 Other financial current assets 1.9 1.8 52.6 Other current non-financial assets 197.1 168.6 174.9 Trade and other receivables-net 755.1 737.4 667.4 Related party receivables 5.6 6.3 15.2 Inventories 904.1 938.3 1,055.2 Biological assets, current 296.1 302.7 260.7 Tax assets 249.3 320.7 247.2 Non-Current Assets classified as held for sale 125.6 3.9 4.3 Total Current Assets 3,458.7 3,544.3 3,633.1 Other non-current financial assets 36.4 29.0 0.1 Other non-current and non-financial assets 124.2 113.2 126.9 Non-current receivables 16.2 16.6 8.6 Investments accounted through equity method 307.9 316.9 288.1 Intangible assets 100.3 102.1 104.1 Goodwill 57.4 59.6 59.3 Property, plant and equipment 8,574.1 8,544.4 7,943.2 Biological assets, non-current 3,166.5 3,296.1 3,347.8 Deferred tax assets 5.3 6.0 6.4 Total Non-Current Assets 12,388.3 12,484.0 11,884.5 TOTAL ASSETS 15,847.1 16,028.3 15,517.6 Other financial liabilities, current 510.4 370.8 647.2 Trade and other payables 624.4 626.5 614.5 Related party payables 4.6 3.7 4.0 Other provisions, current 0.4 0.4 1.2 Tax liabilities 60.8 44.7 2.6 Current provision for employee benefits 6.2 6.8 5.3 Other non-financial liabilities, current 48.7 44.7 34.8 Total Current Liabilities 1,255.5 1,097.6 1,309.5 Other non-current financial liabilities 5,486.6 5,862.8 5,716.3 Trade and Other payables non-current 0.0 0.0 2.2 Other provisions, non-current 30.3 30.5 31.1 Deferred tax liabilities 1,461.9 1,463.9 1,316.3 Non-current provision for employee benefits 72.3 74.6 62.1 Other non-financial liabilities, non-current 75.8 83.3 88.0 Total Non-Current Liabilities 7,126.9 7,515.1 7,216.0 Non-parent participation 24.3 30.9 30.1 Net equity attributable to parent company 7,440.3 7,384.7 6,962.0 TOTAL LIABILITIES AND EQUITY 15,847.1 16,028.3 15,517.6 22

1Q 2021 RESULTS Cash Flow Statement US$ Million Q1 2021 Q4 2020 Q1 2020 YTD 2021 YTD 2020 Receipts from sales of goods and rendering of services 1,359.0 1,370.9 1,122.8 1,359.0 1,122.8 Other cash receipts (payments) 104.0 125.8 75.1 104.0 75.1 Payments of suppliers and personnel (less) (1,067.6) (1,061.4) (1,121.8) (1,067.6) (1,121.8) Interest paid and received (38.7) (80.4) (35.3) (38.7) (35.3) Income tax paid 49.0 (17.6) (55.5) 49.0 (55.5) Other (outflows) inflows of cash, net (1.1) 3.1 (1.1) (1.1) (1.1) Net Cash Provided by (Used in) Operating Activities 404.7 340.3 (15.7) 404.7 (15.7) Capital Expenditures (291.9) (456.9) (445.5) (291.9) (445.5) Other investment cash flows 9.5 44.7 8.6 9.5 8.6 Net Cash Provided by (Used in) Investing (282.4) (412.2) (436.9) (282.4) (436.9) Activities Proceeds from borrowings 5.000 22.3 140.0 5.0 140.0 Repayments of borrowings (229.169) (40.5) (44.9) (229.2) (44.9) Dividends paid 0.00 (0.6) 0.0 0.0 0.0 Other inflows of cash, net (18.292) (22.6) (21.2) (18.3) (21.2) Net Cash Provided by (Used in) Financing (242.5) (41.5) 73.9 (242.5) 73.9 Activities Total Cash Inflow (Outflow) of the Period (120.1) (113.4) (378.7) (120.1) (378.7) Effect of exchange rate changes on cash and cash equivalents (20.5) 15.4 (25.9) (20.5) (25.9) Cash and Cash equivalents at beginning of the period 1,064.7 1,162.7 1,560.0 1,064.7 1,560.0 Cash and Cash Equivalents at end of the Period 924.1 1,064.7 1,155.5 924.1 1,155.5 23

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: June 4, 2021	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer